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File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

RECEIVED
2008 MAY -7 P 1:33
CE OF INTERNATIONAL
RPORATE FINANCE

The Hong Kong and China Gas Company Limited

(Stock Code: 3)

12-31-07
AR/S

ANNUAL REPORT 2007





our business

Furthering our Commitment...

With the maturing of our business in Hong Kong – over 1.6 million households in Hong Kong are town gas users, we are actively meeting the challenge to add further value to our existing business and to the community. To this end, we are providing new and innovative products and services that will ensure a "quality living" environment for the people of Hong Kong.

Conquering New Horizons...

Evolving from a city-gas operator to a leading energy concern in Asia, we took massive strides into the eco-energy sector with our natural gas, coalbed methane and alternative coal-based fuel activities, providing a strong base for further diversification and our future expansion.

Caring for the Future...

In building for the future, we seek to ensure the ongoing growth and success of our business for our shareholders, safe and quality services for our customers, the highest standards of corporate citizenship in meeting the needs of the community, as well as the preservation and conservation of our environment for the sustainability of our planet.


....in every aspect of

Defining our Vision...

To become the leading energy company in Asia, providing clean energy and quality services with a primary focus on gas. We refined our strategies, diversified our activities and strengthened our performance to cement our role and reputation as one of the safest and most reliable gas suppliers in the world.

Fulfilling our Mission...

Our Towngas brand is now the leading supplier of piped city-gas in mainland China. We provide customers with safe and reliable gas supplies, supported by caring, competent and efficient services as well as a total commitment towards preserving, protecting and improving our environment.

Reaching New Heights...



CONTENTS

BUSINESS HIGHLIGHTS

	2007	2006	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,646,492**	1,622,648	+1
Number of Customers per km of Mains	**526**	524	-
Installed Capacity, thousand m^3 per hour	**511**	511	-
Peak Hourly Demand, thousand m^3	**482**	470	+3
Town Gas Sales, million MJ	**27,041**	27,034	-
Number of Employees as at 31st December	**1,919**	1,912	-
Number of Customers per Employee	**858**	849	+1
Financial			
Revenue, HK million dollars	**14,226**	13,465	+6
Profit attributable to Shareholders, HK million dollars	**9,270**	5,863	+58
Dividends, HK million dollars	**2,121**	1,928	+10
Shareholders			
Issued Shares, million of shares	**6,060**	5,509	+10
Shareholders' Funds, HK million dollars	**28,777**	20,694	+39
Earnings per Share, HK cents	**153.0**	96.7*	+58
Dividends per Share, HK cents	**35.0**	31.8*	+10
Shareholders' Funds, HK dollars per share	**4.75**	3.42*	+39
Number of Shareholders as at 31st December	**11,771**	11,985	-2

* Adjusted for the bonus issue in 2007

FIVE-YEAR SUMMARY

Town Gas Sales

Company (million MJ)



30,000
25,000
20,000
15,000
10,000
5,000
0
03
04
05
06
07
Residential
Commercial
Industrial

Number of Customers per Employee Company



900
800
700
600
500
400
300
200
100
0
03
04
05
06
07

Profit Attributable to Shareholders (HK$ million)



10,000
8,000
6,000
4,000
2,000
0
03
04
05
06
07

Dividends

(HK$ million)



2,200
2,100
2,000
1,900
1,800
1,700
03
04
05
06
07

CHAIRMAN'S STATEMENT



"The performance of the Group's gas business in Hong Kong remained steady in 2007... The Group predicts good prospects for its mainland businesses will continue."

The Year's Results

The performance of the Group's gas business in Hong Kong remained steady in 2007 and related profit was stable. The local gas market is maturing in the face of keen competition from other residential, commercial and industrial energy suppliers. The Group has endeavoured to enhance its operational efficiency, given increasing operating costs associated with an inflationary local economy. The Group expects performance of its gas business to continue to remain stable in future.

Profit after taxation attributable to shareholders of the Group for the year amounted to HK$9,269.6 million. The increase in profits was mainly due to a one-off gain, profit from the sale of properties and a revaluation surplus from investment properties, totalling HK$6,471.1 million in all. This comprised a HK$2,235.7 million one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited by way of asset injection, HK$2,775.0 million from the Group's share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, HK$1,269.4 million from the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex, and HK$191.0 million from a revaluation surplus from another investment property, Grand Waterfront. In comparison, in 2006, the Group's share of profits from the sale of properties was HK$1,779.4 million and its share of a revaluation surplus from an investment property was HK$858.8 million. The substantial one-off gain will not be repeated in 2008 and profit from sale of properties will reduce in the coming year.

Earnings per share relating to the Group's profit after taxation for principal businesses for the year amounted to HK 53.1 cents, an increase of 3.2 per cent over 2006.

During the year under review, the Group invested HK$1,595.2 million in pipelines and facilities in Hong Kong and the mainland.

Gas Business in Hong Kong

The Company's gas sales did not keep pace with economic growth in Hong Kong during 2007. As a result of higher temperatures and an extremely hot summer, compounded by keen competition in the energy sector, the volume of residential gas sales decreased slightly by 1.6 per cent compared with 2006, a continuing downward trend. At the same time, despite thriving hotel and restaurant sectors, the volume of commercial and industrial gas sales increased slightly by 2.1 per cent in comparison to the previous year. Overall, total volume of gas sales in Hong Kong for 2007 remained at a similar level to 2006. As at the end of 2007, the number of customers was 1,646,492, an increase of 23,844 over 2006.

Towngas China Company Limited (Stock Code: 1083)

The Group has an approximately 45.4 per cent interest in Panva Gas Holdings Limited ("Panva Gas") which was renamed as Towngas China Company Limited ("Towngas China") on 23rd May 2007. The well-recognised and reputable brand name "Towngas" in Chinese has been adopted by the Group for its mainland city-gas businesses. In acquiring Panva Gas, the Group extended the geographical reach of its piped city-gas projects on the mainland.

In mid 2007, Towngas China raised approximately HK$700 million by way of an open offer of one offer share for every ten shares. This increased the number of Towngas China shares held by the Group to approximately 850 million shares and provided an additional capital injection of approximately HK$300 million to Towngas China. Following a further acquisition of approximately 37 million shares, the Group currently holds approximately 890 million Towngas China shares.

Business Development in Mainland China

The Group's mainland businesses are progressing well. The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into the Group and extended the Group's footprint in north-eastern and south-western China. With the re-structuring at state level of the country's energy mix and the possibility of on-going high international oil prices, the Group, besides investing in piped city-gas projects, is also endeavouring to develop emerging energy projects, including the exploitation and utilisation of coalbed gas and natural gas and projects involving coal-based energy, the chemical industry and environmentally-friendly vehicle fuels. These endeavours are progressing well. The exploitation and utilisation of emerging energies, which can be used as substitutes for petroleum products, are expected to have good prospects, creating more investment opportunities in the energy sector for the Group.

CHAIRMAN'S STATEMENT

The Group's first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province; commissioning is anticipated by mid 2008. As the components of coalbed gas are similar to those of natural gas, coalbed gas has the potential to become an important environmentally-friendly energy fuel. In September 2007, a further joint venture agreement relating to the second phase of this project was concluded to increase the production capacity of liquefied coalbed gas.

The Group established its first energy exploitation joint venture in early 2007 in Jilin province. By participating in the exploitation and sale of petroleum and natural gas, the Group will be able to provide additional gas sources for downstream gas projects. Experience gained from this project will help the Group to develop other similar upstream energy projects in the mainland.

The Group's midstream energy projects are also making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a new joint venture established in 2007 that invests in the construction of natural gas pipelines and the exploitation of oil resources in Jilin province. These kinds of midstream investments underpin downstream joint venture projects thus enabling the Group to strengthen its piped city-gas market interests in the regions concerned.

Following the acquisition of Panva Gas as an associated company in early March 2007, the Group's piped city-gas projects increased in number. In 2007, the Group further concluded joint venture agreements to invest in piped city-gas projects in Chaoan, Guangdong province and Fengcheng, Jiangxi province. The gas market is substantial in both cities because of their prosperous ceramic industries. New projects were also concluded by Towngas China during the year in Qijiang County in Chongqing, Mianyang in Sichuan province and Gongzhuling in Jilin province, bringing the Group's piped city-gas projects to 65 in mainland cities spread across 14 provinces/municipalities in eastern, central, northern, north-eastern, western and south-western China including Guangdong and Shandong provinces. The Group's investment in, and operation of, upstream coalbed gas and natural gas projects will help provide new gas sources for its piped city-gas projects. For example, the major gas source for the project in Chaoan, Guangdong province, will be liquefied coalbed gas from Shanxi province. With the implementation of a state plan for transmitting natural gas from Sichuan province to eastern and southern China, and a recent increase in the quantity of imported liquefied natural gas, the Group's mainland projects are projected to thrive during the next three years.

The Group is operating water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and managing an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. The Group is able to capture synergies between these water projects and its gas joint ventures, thus achieving cost savings. Both the gas and water sector will gradually become market-based, in line with the opening up of the mainland's utility markets, creating more business opportunities for the Group.

Including Towngas China, the Group currently has a total of 77 projects spread across 16 provinces/municipalities, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and natural gas filling stations.

Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation, with a focus on environmentally-friendly businesses and the energy sector, from a locally-based company centred on a single business.

Environmentally-friendly Energy Businesses of ECO

Since 2000, the Group has been proactively developing environmentally-friendly energy businesses in Hong Kong including dedicated liquefied petroleum gas ("LPG") filling stations, landfill gas projects and an aviation fuel facility. Starting in 2008, the Group will step up endeavours to develop clean, emerging energy projects and will enhance its monitoring of developments in the coal-based chemical industry and in new technology for the production of clean energies such as methanol and dimethyl ether, and of related market trends and potential investment opportunities associated with these alternative fuels. From January 2008, ECO Environmental Investments Limited and its subsidiaries (together known as "ECO") will spearhead the Group's business objectives to develop emerging energy and environmentally-friendly businesses in Hong Kong and the mainland.

Revenue from ECO's dedicated LPG filling stations in Hong Kong increased in 2007 compared to 2006 in line with the territory's continuing economic growth. ECO's landfill gas project also progressed well. Following several years of planning and construction, the North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is transported to Tai Po gas production plant via a 19 km pipeline to partially substitute for naphtha as a fuel for town gas production. Given the success of the NENT project, ECO is now proactively looking for further opportunities to utilise landfill gas at other sites in order to help improve air quality by reducing flare-off of atmospheric-polluting gases.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38. This is an important infrastructure project that will supply aviation fuel directly to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel and will be served by two jetties, one capable of berthing tankers up to 80,000 tonnes and the other tankers up to 40,000 tonnes. The project is on schedule and commissioning is expected in early 2010. The facility will become a major logistics base for supply of aviation fuel in Hong Kong.

On the mainland, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks. The stations are expected to be commissioned in mid 2008. Negotiations concerning several coal-based methanol and ether projects are also progressing well. ECO's emerging energy and environmentally-friendly businesses on the mainland are expected to bring economic benefits to the Group.

Pipelaying Projects

In order to cope with the demand arising from urban developments in Hong Kong, several substantial pipelaying projects are currently under way.

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is at the completion stage. Meanwhile, a 19 km pipeline for the transport of landfill gas from the NENT landfill site to Tai Po gas production plant was completed and commissioned in early 2007. Laying of a 15 km pipeline to bring natural gas from Tai Po to Ma Tau Kok gas production plant to partially replace naphtha as feedstock for the production of town gas has now started. Construction of a 9 km pipeline in the western New Territories to strengthen supply reliability is also under way.

Property Developments

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up has been good. In late August 2007, newly completed flats were launched to promote further sales and on-site show flats were provided for viewing. The project consists of five apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. Approximately 540,000 square feet were sold during the year, yielding substantial returns for the Group and bringing the total residential area sold by the end of December 2007 to approximately 1.17 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Approximately 370,000 square feet were sold during the year. An overall total of approximately 1.67 million square feet had been sold by the end of December 2007. Residential occupancy started in early 2006.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. Given the increasing number of inbound visitors and continuing economic growth, the occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high and business overall is very successful.

Revaluation of Town Gas Network System

The Company's network system was revalued by American Appraisal China Limited, a wholly owned subsidiary of American Appraisal Associates Inc., a highly reputable international company experienced in asset valuation, at a fair market value of HK$25.8 billion as at 31st December 2007.

Company Award

The Group endeavours to protect the environment throughout its operations. The Group was awarded the "2007 Hong Kong Awards for Industries: Environmental Performance Grand Award" by the Business Environmental Council in recognition of the Group's commitment to environmental protection, improvement in environmental performance, and compliance with environmental legislation. The Group was also granted this award in 2004.

Employees and Productivity

The number of employees engaged in the town gas business was 1,919 at the end of 2007. During the year under review, the Company's customers increased by 23,844 with each employee serving 858 customers, compared to each employee serving 849 customers in 2006. Total remuneration for employees involved directly in the town gas business amounted to HK$632 million for 2007, an increase of HK$19 million in comparison with 2006. The Group offers employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Bonus Issue of Shares

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 9th May 2008. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 19th May 2008, and if passed, share certificates will be posted on 20th May 2008.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 9th May 2008. Including the interim dividend of HK 12 cents per share paid on 22nd October 2007, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2008 after bonus share issue shall not be less than that for 2007.

Business Outlook for 2008

The Group's substantial profit for the year 2007 mainly resulted from profit from the sale of properties, a revaluation surplus from investment properties and a one-off book profit from the acquisition of Panva Gas. The substantial one-off gain will not be repeated in 2008 and profit from sale of properties will reduce in the coming year. As the local gas market is maturing, and operating costs are increasing due to rising remuneration and prices of commodities both associated with an inflationary local economy, the Group's gas business in Hong Kong is expected to come under pressure in 2008.

The Company has not increased its basic gas tariff for the past ten years. Nevertheless the Company has made every effort to enhance its operational efficiency while increasing the standard of services provided, maintaining steady performance of its gas business in Hong Kong. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. This has also helped the Company to off-set the economic impact resulting from the surge in international oil prices over the last year.

The Company anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2008. The Group will endeavour to develop upstream, midstream, downstream and emerging energy markets at a faster rate. The Group predicts good prospects for its mainland businesses will continue.

LEE Shau Kee
Chairman
Hong Kong, 26th March 2008

HIGHLIGHTS OF THE YEAR

Strategic partnership with Panva Gas Holdings Limited, and its subsequent name change to Towngas China Company Limited, doubled our expansion and coverage in mainland China.


Towngas

The ground-breaking ceremony of our Shanxi Jincheng Coalbed Gas Liquefaction Project, which cements our reputation as a pioneer in the new eco-energy business.


煤层气液化工程奠基仪式
2007年7月3日 山西港华煤层气有限公司


DNV
DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE

Having adopted PAS 55-1:2004 asset management specifications since October 2007, Towngas became the first gas utility in Asia to attain this global standard.





Our Bauhinia brand was honoured with the Hong Kong Top Brand by the Hong Kong Brand Development Council and the Chinese Manufacturers' Association of Hong Kong.



In view of our customer service achievements, innovation and leadership, we won an honourable mention under the International Premium Category in the Energy Institute's EI Awards 2007.

The sale of our 100,000th Bauhinia appliance on the mainland highlights the remarkable trust that we have gained from our customers since the brand was first launched in the market in 2005.






Deloitte.



The commissioning of our North East New Territories landfill gas utilisation project in Ta Kwu Ling, one of the largest examples of green energy recovery in the world.





Managing Director Alfred Chan, receiving the Hong Kong Awards for Industries: Environmental Performance Grand Award, from Hong Kong's Chief Executive Donald Tsang.

BOARD OF DIRECTORS



From left to right

FRONT ROW

David Li Kwok Po

Lee Shau Kee
Chairman

Liu Lit Man

BACK ROW

James Kwan Yuk Choi

Alfred Chan Wing Kin

Colin Lam Ko Yin

Lee Ka Kit

Ronald Chan Tat Hung

Leung Hay Man

Lee Ka Shing

BIOGRAPHICAL DETAILS OF DIRECTORS

Dr. The Hon. LEE Shau Kee

G.B.M., D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.),
Chairman & Non-executive Director
Aged 79. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 50 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited, The Bank of East Asia, Limited, Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Timpani Investments Limited ("Timpani Investments"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 to 58 of this Annual Report for details).
Dr. Lee was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Mr. LIU Lit Man

G.B.S., J.P., F.I.B.A.,
Independent Non-executive Director
Aged 78. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is the Executive Chairman of Chong Hing Bank Limited (formerly known as Liu Chong Hing Bank Limited), Chairman of both Liu Chong Hing Investment Limited and Chong Hing Insurance Company Limited (formerly known as Liu Chong Hing Insurance Company Limited) and a Director of COSCO Pacific Limited. Mr. Liu was formerly a Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is a Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, a Manager of Liu Po Shan Memorial College, a Director of New Asia College of the Chinese University of Hong Kong, a founding member of the Court of the Hong Kong Polytechnic University and the founder of Chiu Chow Association Secondary School.

Mr. LEUNG Hay Man

F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,
Independent Non-executive Director
Aged 73. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited. Henderson Land Development has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 to 58 of this Annual Report for details).

Mr. Colin LAM Ko Yin

B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.,
Non-executive Director
Aged 56. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 34 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong and is a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Hong Kong Ferry (Holdings) Company Limited, a Director of Henderson Development Limited ("Henderson Development"), Miramar Hotel and Investment Company, Limited, Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 to 58 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po

G.B.M., G.B.S., O.B.E., J.P., M.A. Cantab. (Economics & Law), Hon. D.Sc. (Imperial), Hon. D.B.A. (Napier), Hon. D. Hum. Litt. (Trinity, USA), Hon. D.Soc.Sc. (Lingnan), Hon. LL.D. (Hong Kong), Hon. LL.D. (Warwick), Hon. LL.D. (Cantab), F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb., Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur,
Independent Non-executive Director
Aged 68. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited, Chairman of The Chinese Banks' Association, Limited and the Chairman of the Council and Executive Committee of the Hong Kong Management Association. Dr. Li is also a Director of PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and The Hongkong and Shanghai Hotels, Limited. Dr. Li is currently a Member of the Banking Advisory Committee and a Member of the Council of the Treasury Markets Association. He is a Member of the Legislative Council of the Hong Kong Special Administrative Region. Dr. Li was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007 and he also received the Business Person of the Year Award under the Hong Kong Business Awards 2006.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. LEE Ka Kit

Non-executive Director

Aged 44. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Henderson Development Limited ("Henderson Development"). Henderson Land Development and Henderson Development have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 to 58 of this Annual Report for details). Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Aged 36. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Henderson Development Limited ("Henderson Development"), Managing Director of Miramar Hotel and Investment Company, Limited, Director of Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment"), Faxson Investment Limited ("Faxson Investment"), Chelco Investment Limited ("Chelco Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Disralei Investment, Medley Investment, Faxson Investment, Chelco Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 to 58 of this Annual Report for details). Mr. Lee is a Member of the Tenth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Tenth Foshan Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Alfred CHAN Wing Kin

B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I., Managing Director

Aged 57. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as the Managing Director in May 1997. Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and chairman, vice chairman or a director of most of the Group's joint venture companies in mainland China. Mr. Chan is the Chairman of Towngas China Company Limited and an Independent Non-executive Director of Standard Chartered Bank (Hong Kong) Limited. He is a Member of the Eleventh Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association. Mr. Chan is also a General Committee Member of The Chamber of Hong Kong Listed Companies for the year 2007-2008. Mr. Chan received the Executive Award under the DHL/SCMP Hong Kong Business Awards 2005 and the Director of the Year Awards – Listed Companies (SEHK – Hang Seng Index Constituents) Executive Directors from The Hong Kong Institute of Directors in 2006.

Mr. Ronald CHAN Tat Hung

F.C.P.A., F.C.C.A., F.C.M.A., F.C.P.A. (Aust.), F.C.I.S., M.H.K.S.I., Executive Director and Company Secretary

Aged 64. Mr. Chan joined the Company as the Chief Accountant in 1973. He was promoted to the Financial Controller and Company Secretary in 1980 and was appointed to the Board of Directors of the Company as the Finance Director in 1988 and as the Executive Director in 1995. Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also a Director of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China. Mr. Chan is a director of the companies for four major prime property development projects at Grand Promenade, Grand Waterfront, Airport Railway Hong Kong Station and King's Park Hill. He has more than 38 years' experience in the utilities' business and finance in Hong Kong.

Mr. James KWAN Yuk Choi

J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E., Executive Director and Chief Operating Officer

Aged 56. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a director of major local and overseas subsidiary companies of the Group. He is also a Director and Deputy President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and a Director of the Group's several joint venture companies in mainland China. Mr. Kwan is a Director of Towngas China Company Limited. He is currently a member of the Gas Safety Advisory Committee of the Hong Kong Special Administrative Region and was President of the Institution of Gas Engineers, UK in 2000/2001 and the Hong Kong Institution of Engineers in 2004/2005. Mr. Kwan is a Member of the Eleventh Nanjing Committee of the Chinese People's Political Consultative Conference.

EXECUTIVE COMMITTEE



From left to right

Alfred Chan Wing Kin
Managing Director

Ronald Chan Tat Hung
Executive Director and Company Secretary

James Kwan Yuk Choi
Executive Director and Chief Operating Officer

John Ho Hon Ming
Chief Financial Officer

Margaret Cheng Law Wai Fun
Head – Corporate Human Resources

Peter Wong Wai Yee
Head – China Business


港华燃气
Towngas
去燃气公司

Scaling New Peaks...
Doubling our Business

The integration of upstream supply, midstream delivery and downstream customer activities, together with the acquisition of Panva Gas and the rapid growth of our piped gas business, resulted in the doubling of our activities on the mainland.



MAINLAND CHINA GAS BUSINESS

Our businesses on the mainland scaled new peaks in 2007. From just two small joint ventures (JVs) in Guangdong province that commenced operations in 1994, our Towngas brand is rapidly gaining momentum and we are now the leading piped city-gas operator in the country. At the end of 2007, total turnover on a combined basis for our mainland business increased 119 per cent to HK$15.2 billion.

China Joint Ventures Gas Sales (million m³)


5,000
4,000
3,000
2,000
1,000
0
03
04
05
06
07

A major highlight was the greater integration of upstream supply, midstream delivery and downstream customer activities into our supply chain. With the establishment of a number of projects in the exploration, production and delivery of natural gas; the acquisition of Panva Gas Holdings Limited (Panva Gas) and the rapid growth of our piped gas business; hand-in-hand with our focus on services improvement and safety in the cities where we operate, we took a major step forward in 2007 towards the realisation of our aspirations to become the leading supplier of clean energy in the region.

Towngas China Company Limited

The large increase in value during the year is due primarily to our strategic partnership with Panva Gas which became an associate company of the Group in March 2007. On 1st March 2007, we acquired an approximate 43.9 per cent interest of the enlarged share base of Panva Gas, a Hong Kong listed company. Building on our Towngas brand, Panva Gas changed its name to Towngas China Company Limited (Towngas China) on 23rd May. This acquisition has brought a further 25 piped gas ventures into the Group, extending our geographical reach on the mainland.


Towngas

Towngas in Ziyang. Previously a Panva Gas company, this JV is now part of Towngas China's portfolio in Sichuan province.

Reflecting the widespread experience and expertise of our management in the industry as well as our considerable financial resources and technical skills, a number of improvements have been made and synergies generated in the Company. The capital structure for example has improved and there is better financial management; corporate governance and engineering standards have been raised; our businesses benefit from joint purchasing programmes and both Towngas China's and Hong Kong and China Gas Investment Limited's (HCIL) headquarters were consolidated under one roof.

During the year, Towngas China's net debt to equity ratio improved from 94 per cent at the close of 2006 to 17 per cent at the end of 2007. The credit rating also went up in August 2007 to Investment Grade Level, which defines Towngas China as a medium sized operation that is performing satisfactorily in the market.

Looking forward, our aim is to grow the Towngas brand into a leading household name providing safe, value for money, reliable and dependable services to residential, commercial and industrial users throughout mainland China. We therefore continue to seek new challenges and explore opportunities that will enhance our business. During the year, three piped city-gas projects and one liquefied petroleum gas (LPG) project were added to Towngas China's portfolio.

Piped City-Gas Business

Our piped city-gas business continues to form the main thrust of our activities on the mainland. With no more than 5,000 household customers when we first began operations in 1994, our 65 projects in 12 provinces and two municipalities now serve over eight million commercial, industrial and residential customers. Supported by our commitment to provide safe, reliable and one-stop gas supplies to our customers, hand-in-hand with growing trust in our services, the business achieved solid performances during the year with sales volumes reaching 4.6 billion cubic metres, an increase of 2.5 billion cubic metres over 2006, whilst combined turnover rose 99 per cent to HK$11.9 billion. This positive picture is expected to intensify into the future.

MAINLAND CHINA GAS BUSINESS

Natural gas usage is currently estimated at 3 per cent of the national total fuel consumption while the use of coal represents a hefty 70 per cent. By 2015, the use of natural gas is expected to climb to 10-15 per cent overall, providing strong potential for growth. Poised to capture these new opportunities, we are growing and diversifying our various activities in anticipation of market needs.

In 2007, in addition to Towngas China's new JVs in Mianyang, Sichuan province, Gongzhuling, Jilin province, and Qijiang in Chongqing, we added three further JVs to HCIL's portfolio. The first commenced operations in Chaoan, Guangdong province, providing gas supplies to industrial users, particularly in the ceramics and other china production factories in the area.

This was followed by a piped gas project in Fengcheng, Jiangxi province as well as a midstream project in Jilin province. The latter builds on our management experience in other midstream projects in Anhui, Hebei and Zhejiang. These midstream projects, apart from supporting our downstream operations, also strengthen our market interests by vertically extending our gas business supply chain.

Demand for this clean energy is growing such that bottlenecks in supply and temporary shortages due to peak load capacity limitations are being experienced. Capitalising on this situation, we expanded our activities from a piped city-gas company to a dynamic energy concern by embarking into new energy businesses.

We have been looking upstream to the exploration, production and supply of environmentally friendly natural gas supplies. This interest crystallised in early 2007 when we established our first JV in the exploration and sale of crude oil and natural gas in Jilin province. These activities, though not large in scale, will not only complement our piped

Our stylish customer centres in mainland China not only offer one-stop services, they also showcase a wide range of appliances, including our Bauhinia brand.


港华紫荆
BAUHINIA



gas activities by providing additional sources of supply, the knowledge and experience gained will enable our further expansion into similar projects in the future.

Other Gas-related Businesses

In line with our one-stop service strategy and capitalising on the fact that we are the first point of contact for customers requiring gas services in mainland China, we also provide quality gas appliances to customers under our own Bauhinia brand. At the end of 2007, a total of 96 customer centres were in operation offering value-added gas services to customers in addition to providing a showcase for our products. Looking to improve and integrate services even further, in 2007, HCIL entered a co-operation with our JV in Wuhan to develop a new customer information system that will serve all our JVs in mainland China.

During the year, we celebrated a major highlight – the sale of our 100,000th Bauhinia unit. Since the brand was launched just two years ago in September 2005, this has been a remarkable achievement. We believe this success is due to a number of reasons. First and foremost, not only can our customers now enjoy one-stop shopping convenience, our service is unique in that we are the only gas supplier to provide our own brand of appliances in the country. We also work closely with manufacturers, building on our experience in Hong Kong, to design and produce innovative and effective products that will meet the needs of our customers with built-in safety features.

Last but not least, our customers benefit from our established safety measures. Under our regular safety inspection programme, Towngas technicians initiate checks on piping, gas meters as well as relevant appliances in customer premises at least once every 12 months. Ensuring a regular and systematic service approach to gas safety, this move has helped to significantly reduce gas incidents in our areas of operation.



Manufacturing vehicle wheels in Shandong. This client is a major gas user with large consumption needs.

MAINLAND CHINA GAS BUSINESS

Towngas' Businesses in Mainland China


Heilongjiang
Jilin
Liaoning
Beijing
Hebei
Shanxi
Shandong
Yellow Sea
Jiangsu
Shaanxi
Anhui
Sichuan
Chongqing
Hubei
Zhejiang
East China Sea
Jiangxi
Guangdong
Towngas piped city-gas projects
City high pressure pipeline network
Towngas piped city-gas and water projects
Towngas China piped city-gas projects
Provincial natural gas (NG) pipeline network
Water projects
Liquefied natural gas (LNG) receiving station
Upstream projects
Compressed natural gas (CNG) filling station

	Year of Establishment	Project Investment Rmb M	Registered Capital Rmb M	Equity Share %
Towngas Piped City-gas Projects				
Guangdong Province				
1 Panyu	1994	260	105	80%
2 Zhongshan	1995	240	96	70%
3 Dongyong	1998	132	53	80%
4 Jianke	2002	45	23	100%
5 Shunde	2004	200	100	60%
6 Shenzhen	2004	2,316	772	30%
7 Chaoan	2007	192	100	60%
Central China				
8 Wuhan	2003	1,200	420	50%
Eastern China				
9 Tongxiang	2003	83	58	76%
10 Huzhou	2004	200	87	95%
11 Yixing	2001	246	124	80%
12 Taizhou	2002	200	83	65%
13 Zhangjiagang	2003	150	60	51%
14 Wujiang	2003	150	60	80%
15 Xuzhou	2004	245	125	80%
16 Danyang	2004	150	60	80%
17 Jintan	2006	150	60	60%
18 Tongling	2006	240	100	70%
19 Yuhang	2006	240	160	50%
20 Suzhou Industrial Park	2001	245	100	55%
21 Changzhou	2003	248	166	50%
22 Nanjing	2003	1,200	600	50%
23 Fengcheng	2007	150	60	55%
Shandong Province				
24 Jinan East	2003	610	470	50%
Northern China				
25 Jilin	2005	247	100	63%
26 Yingkou	2006	80	40	100%
27 Beijing Economic-Technological Development Area	2005	111	44	50%
Northwestern China				
28 Xi'an	2006	1,668	1,000	49%
Midstream Projects				
29 Guangdong LNG	2004	7,628	2,289	3%
30 Hangzhou NG	2005	760	304	10%
31 Anhui NG	2005	245	200	25%
32 Hebei NG	2005	660	220	45%
33 Jilin NG	2007	360	120	49%
Upstream Projects				
34 Yanan LNG	–*	200	–*	70%
35 Shanxi Coalbed Methane	2006	500	140	70%
36 Jilin NG	2007	140	5	50%
Water Projects				
14 Wujiang	2005	1,400	500	80%
20 Suzhou Industrial Park	2005	3,500	2,123	50%
37 Wuhu	2005	700	300	75%
Other Projects				
38 Xianyang CNG Filling Station	2007	22	4	60%

Towngas China Piped City-gas Projects

Guangdong Province
- 39 Foshan
- 40 Shaoguan
- 41 Qingyuan

Eastern China
- 42 Nanjing Gaochun
- 43 Maanshan
- 44 Anqing
- 45 Chizhou

Shandong Province
- 46 Jimo
- 47 Laoshan
- 48 Zibo
- 49 Longkou
- 50 Jinan West
- 51 Jinan Changqing
- 52 Weifang
- 53 Weihai
- 54 Taian

Northeastern China
- 55 Benxi
- 56 Chaoyang
- 57 Tieling
- 58 Fuxin
- 59 Changchun
- 60 Gongzhuling
- 61 Qiqihar

Southwestern China
- 62 Ziyang
- 63 Weiyuan
- 64 Pengxi
- 65 Lezhi
- 66 Pingchang
- 67 Dayi
- 68 Yuechi
- 69 Cangxi
- 70 Chengdu
- 71 Zhongjiang
- 72 Jianyang
- 73 Pengshan
- 74 Mianyang
- 75 Qijiang*

* JV company to be established

A Quality Living Experience

We continue to consolidate our growth in Hong Kong. In addition to providing one of the safest and most reliable supplies of gas in the world with a continuity rate of more than 99.99 per cent, we are expanding our activities to create a "quality living" environment for our customers and the community.





HONG KONG CORE BUSINESS



Despite the maturing of our market in Hong Kong, our operations in the territory continue to form the mainstay of our business, apart from also providing the springboard for the diversification of our activities, and the broadening of our horizons, into the region. Our aim is to provide a wealth of economic and energy efficient services that will create a quality lifestyle for our customers.

Our Residential and Commercial Activities

At the end of 2007, we were serving a total of over 1.6 million customers in Hong Kong. Whilst this figure represents an increase of 23,844 customers compared to the end of 2006, there is no doubt that today's lifestyle and the warmer climate in recent years are taking their toll, and we are seeing a slight decrease of gas sales in the residential sector. However, commercial and industrial gas sales posted a healthy rise of 2.1 per cent.

At work in a hotel kitchen. In addition to our residential customers, we offer inspection services to our business customers to ensure safe operations.





Our advertising campaigns during the year highlighted the many benefits of flame cooking.



In the commercial sector, we consolidated our market position, further developing the commercial and industrial use of gas in the competitive energy market. These efforts, which have been particularly effective in the restaurant, hotel and hospital trades, are based on our close relationships with customers. Understanding their needs, we are able to use our industry knowledge and expertise to offer innovative and cost-effective solutions. During the year for example, we introduced a range of European-style equipment – including commercial gas ranges with ovens, fryers and griddles – manufactured in mainland China, which provide customers with a lower-cost alternative for their cooking needs. Regular newsletters and active public relations involvement in the market also keep our business customers up-to-date on new service initiatives as well as the latest product information. Coupled with the rebound in the economy as well as the upturn in tourism, we are seeing healthy growth in this sector.

In view of the challenges experienced on the domestic front, we are taking the opportunity to broaden our horizons, furthering our commitment to not only improve the quality of our service to our customers but also to create a "quality living" environment with the introduction of innovative services and products that will improve the quality of life for the people of Hong Kong.

To create this "quality living" environment, gas must first expand its role, moving from its traditional perception as a simple cooking or heating fuel into a modern, eco-friendly and dynamic source of energy. Therefore, in addition to our safe and reliable gas supplies, we provide a range of innovative and sophisticated gas appliances for residential, industrial and commercial use. Apart from providing convenient and comprehensive one-stop services to our customers, our selection of appliances and equipment ensures that customers have access to alternative options, which may offer more economical as well as more environmentally friendly operations.

During the year, not only did the Housing Authority resume its sale of Home Ownership Scheme flats, completing phase one with the sale of some 4,000 flats, both the property and stock markets soared to new highs. This improving economic situation thus stimulated appliance sales. Boosted by new and innovative products that cater to public market needs, plus the turnaround after the sharp slow down in production of new housing units both public and private in recent years, together with a series of effective promotional campaigns, sales during the year improved substantially over 2006.

New Appliances

New products launched during the year included hotplates with a timer function as well as new, high-end water heaters from Japan. To capture more customers, a range of LPG cooking and water heating appliances also helped to stimulate sales. The most successful product however was our clothes dryer – a promotion campaign celebrating the sale of our 100,000th dryer since the product's launch in 1995, resulted in 30 per cent more unit sales compared to the previous year.

Flame Cooking

The star of the year was the Towngas Cooking Centre which celebrated its 30th Anniversary. This milestone birthday was celebrated with a number of activities marking the many benefits of "flame cooking". A number of local celebrities, for example, were invited to take part in cooking events, demonstrating both the benefits of cooking with gas as well as their passion for cooking and their culinary abilities.

A "Flame Cooking Campaign" featuring a new TV commercial together with several print advertisements supported these activities. "Flame Cooking" also made its way into the corporate world with our Team Building Cookery Workshops, which use group cookery sessions to help build cooperation and team work in the workplace. Response to this initiative has been overwhelming.

Customer Service

Our 16 customer centres continue to reach out to our customers as they promote the convenience and benefits of town gas in the home. Towngas Avenue, our unique "lifestyle" centre continues to be well patronised as customers come to see and try out our full range of appliances for themselves, while at the same time enjoying the cooking demonstrations by our distinguished chefs in our open kitchen environment.

During the year, a service ambassador campaign encouraged customers to vote


煤氣
Towngas

Our "Vote for Service Ambassador Campaign" encouraged customers to show their appreciation to frontline staff for their service excellence while also improving customer communications.

Results of Towngas Service Pledge 2007

		Results
Reliability	Uninterrupted gas supply (over 99.99%)	**99.994%**
	In case of supply interruption on account of maintenance or engineering work (3 days prior notification)	**100%**
	Restoration of gas supply within 12 hours	**99.98%**
Safety	Emergency Team arrived on site within 30 minutes (at 90% of the times)[1]	**93.22%**
Appointments	Availability of maintenance and installation services within 2 working days	**Average 0.99 day**
Speed and Convenience	Customer Service Hotline (calls answered within 4 rings)	**96.35%**
	Connect or disconnect gas supply within 1 working day	**100%** (upon customer's request)
	Deposit refunded at Customer Centres (2 hours after disconnection of gas supply)	**99.91%** (upon customer's request)
Service Quality	Efficiency[2]	**8.71**
	Courteous and friendly attitude[2]	**8.71**
Handling Suggestions	Reply within 3 working days	**100%**
	Resolution, or a statement of when the matter will be resolved, within 2 weeks	**97.92%**

1. Average 20.78 minutes.
2. The result was based on monthly surveys conducted from January to December 2007 by an independent research company. Our target is to exceed a score of eight out of ten.

for their "most caring service ambassador". This initiative not only improves interaction between employees and the public, it provides positive customer feedback on the performance of our frontline staff and makes sure that good service and positive performances are suitably rewarded.

We are delighted to report that these efforts have received recognition from both our customers and our peers in the local business community. Through close and ongoing communication with both customers and employees, we have registered greater customer satisfaction for both our installation and maintenance services. At the same time, we received the prestigious Best Brand Enterprise Award from the Hong Kong Productivity Council in 2007. Such recognition reveals valuable feedback from the market on our performance, reaffirming that overall our business is on the right track and that our services do indeed add value to the community and to Hong Kong.

Number of Customers

Company (Thousand)



1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
03
04
05
06
07

Number of Customers per km of Mains Company


530
520
510
500
490
480
470
460
450
03
04
05
06
07

Gas Infrastructure

Hong Kong enjoys one of the safest and most reliable supplies of gas in the world with a continuity rate of more than 99.99 per cent. Despite this positive achievement, we continue to work towards safer, more reliable as well as more environmentally friendly gas services.

Attesting to the quality management of our infrastructure assets, including our gas transportation network, we received PAS 55-1:2004 certification during the year, the first gas company in the region to receive this honour. In addition to ensuring that we manage our assets more effectively, the accreditation also affirms that the value and sustainability of our plant and network assets are fully maximised.

Ensuring more reliable services and enhancing supply security, we continue to expand our supply network with a number of new pipeline projects. The first of these, our Eastern Transmission Pipeline project, which consists of 24 km of high pressure pipeline from Ma On Shan via Sai Kung to East Kowloon is at its completion stage. Testing will take place in 2008 and upon commissioning it will greatly enhance supply capacities and service reliability to urban areas in the territory.

Construction of a nine km ring-feed network in the Western New Territories is also proceeding apace. Scheduled for completion in 2010, it will greatly improve network security in the region. The laying of a third pipeline, to carry natural gas from Tai Po to the Ma Tau Kok gas production plant as feedstock, also commenced during the year. In view of the widespread development due to take place in South East Kowloon, we are also working closely with the government to coordinate gas requirements and ensure necessary supplies when the development is up and running.

We are also speeding up the replacement of some 150 km of medium-pressure ductile iron pipes which have been in use for over 20 years. This effort to rejuvenate our gas network is continuing on schedule.

Ensuring Clean and Green Energy

2007 also saw our first full year of natural gas usage in the town gas production process. First introduced in October 2006, natural gas not only gives us a clean feedstock in the production of town gas, it is also providing a more economical and reliable energy source for Hong Kong. With a 25-year supply of natural gas secured in 2003 at a much lower price than

Towngas Network in Hong Kong



Guangdong
LNG Terminal
SHENZHEN
Sheung
Shui
Fanling
NEW TERRITORIES
TAI PO PLANT
Yuen Long
Tin Shui Wai
Au Tau
Ma On Shan
Sai Kung
Tuen Mun
Chuen Lung
Sha Tin
Tai Lam Kok
Tsuen Wan
Tsing Yi
Ta Pang Po
MTK PLANT
Chek Lap Kok
Hong Kong
International
Theme Park
Kwun
Tong
Tseung Kwan O
Tai Ho
KOWLOON
Tung Chung
HONG KONG ISLAND
Wong Nai Chung
Chai Wan
LANTAU ISLAND
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant

current oil prices, customers were able to enjoy a reduction of as much as 12 per cent in their gas bills during the year.

The second major milestone in the gas production process was the commissioning of our North East New Territories (NENT) landfill gas utilisation project, which literally turns organic rubbish into energy. In 1999, we made history with our pilot project, Hong Kong's first commercial landfill gas utilisation project at Shuen Wan which converts landfill gas into a methane-based heating fuel. In May 2007, NENT came on stream. In addition to becoming one of the largest landfill gas export systems in the world, the project will not only reduce carbon dioxide emissions by up to 135,000 tonnes a year, it will also reduce our consumption of naphtha by up to 43,000 tonnes annually for the next 25 years.

Empowering Our People

A business is only as good as its people. Our aim is therefore to develop a quality work environment that will attract, encourage and retain quality people within the organisation.

HONG KONG CORE BUSINESS

We also need to ensure that they match our commitment to provide safe and reliable gas services as efficiently and caringly as possible and that they continue to work towards the preservation and conservation of the environment in every aspect of their activities.

Our business is growing rapidly in scale and in diversity on the mainland. We will therefore need many more capable leaders within the Group, able to cope with the increasingly complex and competitive environment into the future. Training, management development and succession planning thus play a key role in our activities as we seek to create a talent pool that will serve our needs both in Hong Kong and mainland China. To this end, we implemented our Towngas Leadership Competency (TLC) model to define and crystallise our human capital requirements for the future. Identifying any performance gaps in the Group, TLC provides a development plan for individual executives so as to improve our organisational capabilities and build a leadership pipeline for future growth.

Our Talent Acceleration Programmes – Leadership Mobility Programme accelerates identified young talent, grooming them to take on higher managerial responsibilities in mainland China while TLC+ accelerates identified young talent to build a ready pool of talent for leadership requirements. Employees with high potential move into a fast track career lane with mentorship, more learning opportunities through project work and job rotation to prepare them for higher management responsibilities and more rapid opportunities to move up the corporate ladder. As a start, some 30 young executives have been selected for the acceleration programme and we are looking at a further 300 talented individuals to complete the programme in the five years to come.

Superior Quality Service teams from JVs present their proposals for service improvement at our annual Quality Day in Hong Kong.


安全滿分
Enhance Safety
through Innovation

In our general training activities, we marked a number of milestones in 2007. Our Graduate Trainee Programme celebrated its 25th Anniversary while our Gas Fitter Apprentice Training Scheme, run by our Technical Training Centre, passed its 40th birthday. Since its inception in 1982, around 100 Graduate Trainees have completed the programme and some 40 per cent of our current executives are graduates of this initiative. Similarly, over 1,000 gas professionals have been trained through our various technical training schemes in the past 40 years.

Our long term partnership with the Vocational Training Council (VTC) for the training of apprentices in the gas industry also passed a milestone – in 2007 we received a 25th Anniversary Strategic Partner Award from the VTC. At the same time, attesting to the effectiveness of the programme, one of our gas apprentices won the VTC's outstanding apprentice accolade.

In view of the success of our Superior Quality Service (SQS) programme, our quality circle equivalent which focuses on measurable targets for improved service delivery, work procedures and reduced costs, it is also expanding rapidly into our operations on the mainland. During the year, a total of 3,104 mainland employees participated in SQS activities, completing 299 projects with tangible and intangible benefits worth RMB 8.3 million. The fourth Quality Day for mainland JVs was also held successfully in Wuhan with 700 participants from various JVs, local government officials, customer representatives and the media. Building on this momentum, the quality message is spreading rapidly on the mainland. Our JVs also enjoy this first-hand opportunity to learn from global practices and to gain a view of what other successful companies are doing in their quality activities around the world.

Our training activities have been particularly satisfying on the mainland, with management and employees showing keen enthusiasm to learn from international best practices and the latest industry developments. We currently run two Technical Training Centres – in Guangdong and Shandong – to ensure that employees in mainland China are not only professionally qualified but also to ensure that their practical skills do indeed meet international standards.

Revenue per Employee

Company (HK$ thousand)



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
03
04
05
06
07

Employee Welfare

We take care of the health of every member within the Group. As such, a number of initiatives, in addition to our training and development programmes, are in place to ensure the well-being of our people. Apart from a range of leading employee welfare programmes, we were one of the first companies in Hong Kong to launch a "Port-a-Protection" Plan, providing subsidies to employees for medical insurance. Reflecting the changing environment and the expected revamp in Hong Kong's public medical services in the near future, the plan has been introduced to generate greater awareness amongst employees with regard to their health and health-planning in an environment where there is an increasing need for medical insurance.

HONG KONG CORE BUSINESS

Town Gas Sales per Employee Company (million MJ)


15
12
9
6
3
0
03
04
05
06
07

Serving the Community

No business would be successful if it is not closely allied to the community that it serves. Accordingly we have a committed community service programme based on areas where we feel there is a strong need for support.

The "Rice Dumplings for the Community" initiative, our largest annual community event, once again brought our employees and the public together to wrap rice dumplings for distribution to the needy in Hong Kong. Celebrating both the Dragon Boat Festival and the Hong Kong Special Administrative Region's 10th anniversary, the event not only raised over HK$840,000 in funds for the Community Chest, it once again placed Hong Kong in the international spotlight with the establishment of a new Guinness record – making the largest collection of rice dumplings ever, 34,056 in total, on a single occasion.

During the year, we were particularly proud of the help and support we were able to offer to various social enterprises in Hong Kong. There has been growing interest in such businesses in response to the government's call to support such organisations. These businesses, which exist to serve social or environmental purposes, generate income to maintain their operations and further their social goals without having to depend on subsidies or donations.

Our specialist cooking and marketing skills are put to good use in our "COOK EASY" social enterprise scheme which offers employment opportunities for the mentally-handicapped.





A view of the 1,000 "wrappers" who gathered together to wrap over 34,000 rice dumplings. The event created a Guinness world record while also raising funds for the Community Chest.

In conjunction with the Tung Wah Group of Hospitals (TWGH), Towngas also unveiled "COOK EASY", Hong Kong's first food pack delivery service and our first social enterprise initiative. Based on special recipes created by our Towngas Cooking Centre, TWGH's catering service produces "COOK EASY" food packs, providing employment opportunities for the mentally-handicapped and other disadvantaged individuals. These employees assist in the cleaning, preparation and assembly of the food packs. "COOK EASY", as its name suggests, provides fresh and nutritious pre-prepared ingredients, allowing meals to be ready in minutes. Busy Hong Kong people can thus enjoy healthy home-cooked meals with minimum effort. "COOK EASY" has also gained the support of Henderson Land Development Company Limited, who is promoting the service to residents in their housing developments throughout Hong Kong.

Another social enterprise activity includes the charity lunches held to raise funds for the Hong Chi Association. The Association works with mentally-handicapped trainees seeking to sharpen their catering management skills. We offered a helping hand with Towngas Avenue sponsoring the ingredients for the Association's "Love and Shine Charitable Lunches" held at their Hong Chi Garden View Lounge. We also shared our expertise in cooking and running a restaurant at these events. The lunches provide an excellent opportunity for the trainees to hone their on-the-job skills, enhancing their job competitiveness in the market.

Within the community, our volunteer team, consisting not only of employees and their families but also our customers, participated in a range of volunteer services. Accumulating over 30,000 service hours last year, our volunteer services included hot soup deliveries, distribution of turnip cakes and mooncakes, as well as free hair cuts and other services for senior citizens in Hong Kong.


ECO 易高

Growing Diversification for Success

In 2007, with the rapid diversification of our businesses on the mainland, we took massive strides into the eco-energy sector with our natural gas, coalbed methane and alternative coal-based fuel activities. These pioneering strategies are establishing the groundwork for our future expansion into a market with virtually unlimited potential.



DIVERSIFYING OUR BUSINESS

Growth and diversification are essential to the development and success of any business. We are therefore pleased to report that in 2007, we took a number of critical and dynamic steps forward in our different areas of activity, and in the exploration, production and supply of eco-energy in particular.

ECO Energy

The major highlight for ECO was the commissioning of its NENT landfill gas project during the year. Coming on stream in May 2007, it is now sending the treated landfill gas via a 19 km pipeline to our town gas production plant in Tai Po. The project brings significant environmental benefits to the community. Not only does it reduce emissions from flared gas at the landfill site, the use of naphtha at our gas production plant is also accordingly reduced. In view of these benefits, ECO is seriously looking into similar opportunities at Hong Kong's two other strategic landfill sites.

The Company is also seeing steady growth in LPG sales at its five dedicated filling stations. With Hong Kong's 18,000-strong taxi fleet now running on this environmentally friendly fuel,

The natural gas liquefaction plant taking shape in Shanxi.



there is steady demand for LPG. Set to reduce air pollution by as much as 25 per cent in respirable suspended particulates and 6 per cent in nitrogen oxides emitted from the existing vehicle fleet, sales are climbing as public light buses gradually make the transition to this fuel as well.

In 2002, ECO entered into a 40-year franchise agreement with the Airport Authority Hong Kong for the development of a Permanent Aviation Fuel Facility at Tuen Mun Area 38 to serve the Hong Kong International Airport. The facility consists of two jetties with berthing capacities of 40,000 and 80,000 tonnes, as well as a tank farm which will ultimately house 12 aviation fuel tanks. Construction of the facility is progressing well with the first phase of development expected to be operational by early 2010.

Mainland China currently consumes over 340 million tonnes of fuel a year to meet its energy needs. A large portion of this demand is met by importation in the form of crude oil. Finding a substitute is thus a priority for the mainland. Rising to the challenges, as well as the many new opportunities in this business market, ECO will spearhead developments in this rapidly emerging new energy market.

Building on its experience in the vehicular fuel business in Hong Kong, ECO is now constructing a Compressed Natural Gas (CNG) filling station in Shaanxi province to serve the coal trucks plying between the coal mines and cargo destinations in the province. With the station expected to be operational by mid 2008, we are also working to develop new routes and more stations under similar business arrangements.

In 2006, a JV was set up to make use of the huge coal reserves in Shanxi province – believed to be among the largest in the world – to turn coalbed methane (CBM) into a liquefied natural gas (LNG) equivalent. The liquefaction plant is now under construction with phase one having the capability to liquefy 300,000 cubic metres of CBM a day. The plant is expected to come into operation in 2008. The project, which holds a 30-year licence for the liquefaction of CBM, not only marks a milestone for the Group, we are also taking a pioneering role in making use of these potentially huge energy resources in the country.

In view of the vast reserves of coal in mainland China, we are also aggressively exploring business opportunities with regard to the production of methanol and dimethyl ether (DME) using coal as feedstock. Methanol and DME, through blending or direct substitution, can be used as alternative transportation fuels to both gasoline and diesel. Methanol, in its simple chemical form, can be used as a feedstock in the chemical industry, which is currently dominated by petroleum-based feedstock. The production of methanol and DME also enables the much cleaner use of coal as an energy source since waste can be more readily captured and recycled.

Towngas Telecom

Since its establishment in 2004, Towngas Telecom (TGT) has proudly offered high-end telecommunications infrastructure and optimum quality network solutions to telecom carriers, service providers and large corporations. Riding on our existing territory-wide gas pipe network, TGT installs optical fibres within pipes, through glass-in-gas (GIG) or glass-along-gas (GAG) techniques, to provide high bandwidth, accessible, cost effective and environmentally friendly telecommunication networks.

DIVERSIFYING OUR BUSINESS

During the year, TGT achieved its objectives to expand into mainland China with the establishment of its first JV in Shandong province. Using the GAG technique, the new company provides a relatively low cost and much more environmentally friendly telecommunications network and infrastructure for local operators. This GAG technique reaps tremendous synergies between the two networks and we also benefit from the collaboration between local telecom operators and our JV company in Shandong.

The technique significantly reduces network building costs with the installation of both gas and telecom pipes in the same underground trench at the same time. Recognising these benefits, our top-line customers include telecom carriers, mobile phone operators as well as broadcasting networks. As these services grow and expand throughout the mainland market, they will not only enhance the value of our gas network, they will also offer collaborative and cost-effective solutions to underground utility systems for the rapidly growing towns and municipalities throughout the country.

U-Tech

As one of Hong Kong's leading players in the use of "trenchless" technology, U-Tech carries out many pipeline construction projects without the need to excavate trenches in roads. This ensures minimal disturbance to the environment and reduces the inconvenience caused to the general public. Having built a niche as an expert in the market, U-Tech has been extending this specialist expertise to a number of leading utilities and property developers throughout the territory.

Major projects completed during the year included the record breaking relining of two 1.4 m diameter water pipes in Fanling for the Water Supplies Department. These huge water pipes are part of the system supplying water from mainland

U-Tech created yet another project record when it completed the relining of these huge 1.4 m diameter pipes for the Water Supplies Department in Fanling.



Water pipes being put into place in Wujiang, Jiangsu province. When completed, the 76 km pipeline will supply water to entire Wujiang administrative district.


LIUGONG

China to Hong Kong. Utilising the polyethylene pipe insertion technique, rehabilitation work was successfully completed, creating yet another record in U-Tech's project list. They are almost certainly the largest water pipes ever relined in such a way in Hong Kong. U-Tech also completed its first salt-water reservoir construction project during the year.

A mega water-pipe rehabilitation project in the New Territories, jointly conducted by U-Tech and Chun Wo, a leading local construction company, worth HK$255 million, also reached its completion stages during the year. The smooth performance of U-Tech's trenchless technology not only facilitated the project's completion, it also garnered a great deal of praise from the client. With these diverse water projects, coupled with the experience gained from our water businesses in mainland China, U-Tech is rapidly cementing its reputation as a front runner in the engineering requirements of the water industry. At the same time, the completion of U-Tech's above-ground activities at the Group's Grand Waterfront development – U-Tech managed the development's building service installations – has enhanced U-Tech's name and image, while also rounding out its service scope within the industry.

Property Development

Our property interests continue to flourish. Reflecting the strength of the property market in Hong Kong, take-up at our Grand Waterfront development, at our original Ma Tau Kok southern plant site, has been positive. Consisting of 1,782 units in five apartment towers with a gross floor area of around 1.2 million square feet, pre-sales of the residential units commenced in August 2006. Occupancy began in May 2007 and by the end of the year, approximately 1.17 million square feet had been sold. The Group is entitled to 73 per cent of the net proceeds of these sales. Rental of the 150,000-square foot commercial areas began in the second half of 2007, and by the end of the year over 70 per cent of the space had been leased by retail tenants supplying daily necessities to the neighbourhood. The Group also owns approximately 300 parking spaces at Grand Waterfront, with take-up being extremely satisfactory so far.

We also hold a 50 per cent interest in Grand Promenade, a residential development in Sai Wan Ho. Consisting of 2,020 individual units with a total floor area of some 1.7 million square feet, 1.67 million square feet of space had been sold by the end of the year.

The Group holds approximately 15.8 per cent interest in the successful and highly prestigious International Finance Centre in the Central business district. In addition to the shopping mall and office towers, which are fully let, the complex also includes the Four Seasons Hotel and its serviced apartments, Four Seasons Place. Both continue to enjoy high occupancy levels.

Water Businesses in Mainland China

Hua Yan Water is currently operating three water projects on the mainland. Growing consumption coupled with tariff increases resulted in a consolidated profit that jumped five times in comparison to 2006.

At the same time, all three projects are increasing their production capacities; the Suzhou Industrial Park venture added two more towns to its service network, Wuhu commenced the laying of a 36 km pipeline to supply water to the nearby Nanling district, and Wujiang began adding 200,000 tonnes of water treatment capacity as well as some 76 km of piping to its water supply network. Looking forward, we will bring further value to these assets – enhancing water quality, improving productivity and lowering power consumption.

Our Commitment to the Future

We are committed to people – our staff and customers, shareholders and the community. Only with happy employees, satisfied customers and a sustainable business, can we take our activities forward to better serve our shareholders and the community.





HEALTH, SAFETY AND THE ENVIRONMENT

The nature of our work demands that safety form an integral part of our everyday operations. During the year we continued to enhance every aspect of our safety practices.

Gas Safety

We continue to implement a number of measures to enhance safety even further. The first of these is the strengthening of our communications and contingency management in the event of an emergency. Ensuring that the on-site emergency team will have access to first hand information, they will receive a recording of the actual dialogue between the caller and Emergency Hotline staff. The emergency liaison coordinator will also take a crucial role in our emergency teams to centralise requirements and facilitate communications. Supporting on-site requirements, our emergency operation vehicles carry the most up-to-date information on our underground pipeline locations throughout Hong Kong. They are equipped with computers to enable on site staff to immediately locate information as it is needed.

To avoid the accumulation of any escaped gas in voids below buildings, a comprehensive survey has been carried out to identify any such situations. Openings found have been sealed to stop the entry or exit of gases of any kind and the resulting data has been entered into our electronic network mapping system for future reference. At the same time, we have been working with other utilities in Hong Kong to plug ducts connecting manholes to avoid any possible collection of gases in an enclosed chamber.

We also introduced a Laser Methane Gas Detector which enables the remote detection of


Towngas
MJ
9194

Territory-wide gas leakage surveys are conducted regularly to ensure public safety.

gas leakages. This means that leakages can now be detected in more remote or previously inaccessible locations; and manholes surveys on Hong Kong's carriageways can also be conducted safely. As this new detector is unique in that it is only triggered by methane gas, an existing component in town gas, it will reduce the number of false alarms while also enhancing the accuracy of our leakage surveys.

Despite the fact that our activities and appliances meet stringent international standards, we continue to make every effort to enhance their safety even further. Our pipes are checked rigorously from anywhere between six times a year to once a year to determine their condition and check for leakages, while in the home, we continue our regular safety inspections every 18 months. In addition to checking pipe conditions within customer premises, these inspections help to identify appliances in need of maintenance or repair. Customers are also encouraged to upgrade their appliances if their current equipment is out of date, if it does not have any flame failure devices, for example. These regular inspections were further expanded during the year, when they were extended to cover the supply pipes of our commercial customers as well.

We also carried out a comprehensive check of all gas risers located in Hong Kong's back lanes to ensure their safety. In addition, we provided safety inspections on flueless and open-flue water heaters.

Occupational Health and Safety in Hong Kong

Health and safety are opposite sides of the same coin. As such, we place as high a priority on the health and well-being of our employees as we do on safety. In recent years, our training and initiatives introduced to improve health and safety have shown an effect, and the number of industrial accidents and the accident frequency rate fell significantly, both coming down by almost 50 per cent in 2007. The introduction of a reverse parking alert system, reversing video system and other such devices in our drive to improve transport safety have, for example, reduced the traffic accident rate by almost 30 per cent.

Despite these improvements, our communications, training and other promotional activities have not let up. In addition to our Health, Safety and Environment (HSE) Day which is held every year, we also organised a HSE Quiz to promote the message and generate greater awareness of its importance, not only at home and in the workplace, but also in the community. During the year, we also published a Corporate Risk Management Manual and held a series of HSE workshops for employees and contractors.

Training focused on risk assessment and a number of health talks – on such diverse areas as the effects of prolonged computer usage; our ability to deal with a flu pandemic, if it were to occur; as well as food safety and the benefits of organic vegetables – also took place. Additional initiatives included a Fire and Safety Forum with the Fire Services Department as well as a Safety Forum, which was held in conjunction with Hong Kong's other utilities. In total, together with environmental awareness talks, professional and general safety and health training, employees received over 27,000 man-hours of training during the year.

Occupational Health and Safety in mainland China

Our JVs in mainland China not only benefit from our commercial and financial expertise but also from our considerable health, safety and environment-focused experience and activities.

HEALTH, SAFETY AND THE ENVIRONMENT

Over the years, building on our established processes in Hong Kong, we have been implementing international safety standards with the adoption of modern safety management systems. These include sophisticated fire prevention systems, up-to-date gas detection procedures as well as tried and tested emergency handling strategies. Together with our regular safety inspection programme for customers, we have established an excellent track record for safety among our JVs. These activities have been so successful that our JV in Wuhan gained its OHSAS 18001 Certification during the year, becoming our first large-scale mainland gas establishment to gain recognition from an international certification body for its health and safety management system.

At the same time, a number of safety manuals and guidelines for both the gas and water business were published and implemented. These included an updated HSE policy and HSE manuals, a guideline on safety signage and pipeline colour codes, fire evacuation plans, JV general manager monthly safety and risk management inspection programmes, as well as corporate emergency plans.

Generating greater awareness and driving home the safety and environmental message, a number of educational and promotional activities were also held during the year. In addition to safety DVDs, leaflets and posters, these ranged from the 2007 Safety Olympics, a green photography competition, to training, experience exchanges and workshops. These workshops, dealing primarily with safety and risk management as well as gas safety, were held for our JVs throughout the mainland. Regular safety and risk management audits and inspections were also conducted, ensuring ongoing understanding and compliance with the highest industry standards.



Regular testing of the fire system in a gas station on the mainland ensures the highest safety standards.

Preserving, Conserving and Sustaining our Environment

As the world grows increasingly concerned with the effects of global warming and as there is increasing discussion about the need to reduce the world's carbon footprint, we are fully aware that, looking forward, the sustainability of our business is only possible if we take a responsible and caring attitude towards the preservation of the environment and the conservation of resources on this planet.

We are therefore making every attempt to produce town gas from the cleanest resources available to address the issue of climate change. We took a major step in this direction when we started using natural gas, one of the cleanest fossil fuels available, in our production

We sponsored Friends of the Earth's Tree Planting Challenge to plant 10,000 trees each year for three consecutive years.



process. Completing our first full year of natural gas usage as a fuel in our production processes, we were able to reduce our carbon dioxide emissions by 20 per cent during the year, an achievement which won us the 2007 Hong Kong Awards for Industries: Environmental Performance Grand Award.

In addition to the use of natural gas, our two landfill gas projects in Hong Kong – the original pilot project in Shuen Wan and the much larger NENT project are now contributing to the use of cleaner energy. Though the use of landfill gas does not bring in any significant financial benefits, its contribution to the environment is considerable.

Firstly, it greatly reduces the amount of methane and carbon dioxide released into the atmosphere, both significant sources of global warming. Landfill gas is also a renewable energy that can be used to replace naphtha and other fossil fuels, thus enabling greater conservation of the earth's resources. We are therefore exploring the considerable scope for development in this area. Hong Kong's three landfill sites – South East New Territories and West New Territories in addition to NENT – have a total capacity for 139 million cubic metres of rubbish when fully developed, providing a potentially rich source of renewable energy into the future.

We are committed to our activities as a forward looking eco-based energy concern. At one end of the spectrum, our LPG filling stations provide an environmentally friendly alternative to more polluting fuels. On the other, our natural gas exploration, coalbed methane and liquefaction projects provide cleaner fuels and thus greener operations in mainland China. At the further end of the spectrum, there is the research and development work that we are putting into the production of coal-based alternatives to petroleum-based fuels. These developments will not only help us to become one of the foremost clean energy suppliers in Asia, they will also help to build a cleaner, greener and more sustainable world.

Environmental Awards Received for 2007

2007 Hong Kong Awards for Industries : Environmental Performance Grand Award

2007 Hong Kong Eco-Products Award : Bronze Award

ACCA Hong Kong Awards for Sustainability Reporting 2007 : Commendation

2007 Eco-Service Enterprise Award by Next Magazine

HEALTH, SAFETY AND THE ENVIRONMENT

Environmental Performance Table

All legal requirements relating to environmental protection were fully complied with

Ozone Layer Protection	100% of our vehicle air conditioning systems now operate with refrigerant R134A All BCF portable fire extinguishers have been replaced by dry powder extinguishers
Air Quality	Total NOx output was 4.68 kg / TJ of town gas Total SOx output was 0.04 kg / TJ of town gas Total CO_2 output was 12.33 metric tonnes / TJ of town gas
Greenhouse Gas Emission	Annual total greenhouse gas emissions of 333,161 metric tonnes in terms of CO_2 equivalent
Water Quality	Total waste water output was 6.98 m^3 / TJ of town gas
Chemical Waste	Total chemical waste output was 0.37 kg / TJ of town gas
Noise	All installations and operations complied with statutory requirements No noise abatement notice has ever been received

On a more day-to-day level, we are doing everything we can to use less energy and conserve resources. In this area, we are making a significant impact with our recycling programmes. When replacing appliances, we recycle as much of the metal as possible from the discarded equipment, using any revenues raised to fund further green practices and educational activities. The initiative is so successful – it is estimated that the weight of the metal recycled is equivalent to that of 1,000 motor cars every year – that we are extending the programme to collect old gas pipes within our network as well.

Our green data centre too provides a typical example of our green operations in action. The centre optimises energy usage with thermal services and state-of-the-art smart cooling facilities, while also adopting new technology to replace machines and storage facilities with items that require less electricity and which emit less heat in operation. Automatic synchronisation minimises the need for air-conditioning and a structured cable design – data and power cables for instance are separated – improves air flow and reduces cooling requirements.

Within the community, we are active in a number of initiatives in partnership with leading green groups such as Green Power, Friends of the Earth, World Wide Fund for Nature, the Conservancy Association and other similar organisations. These include employee educational initiatives such as Dolphin Watch tours, Eco walks and tours in Long Valley, the Mai Po Marshes and the Hong Kong Wetland Park as well as tree planting activities and clean Hong Kong campaigns such as the Green Mid-Autumn Festival and Green Christmas events. On a more strategic level, we participated in various regional and international events ranging from the International Conference on Climate Change organised by the Hong Kong Institute of Engineers and the Clean Air – Clear Choices seminar organised by the Council for Sustainable Development to ECO Expo Asia, organised by the Hong Kong Trade Development Council.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2007, the Group had a net current deposits position of HK$1,334 million (net current borrowings position as at 31st December 2006: HK$807 million) and long-term borrowings of HK$4,273 million (31st December 2006: HK$5,609 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,907 million (31st December 2006: HK$1,676 million), net current fund as at 31st December 2007 amounted to HK$3,241 million (31st December 2006: HK$869 million). In addition, banking facilities available for use amounted to HK$5,902 million (31st December 2006: HK$4,681 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 31st December 2007, the Group's borrowings amounted to HK$7,778 million (31st December 2006: HK$8,178 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,256 million (31st December 2006: HK$5,577 million) were long-term bank loans while HK$3,437 million (31st December 2006: HK$2,521 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2007, a subsidiary of the Group in mainland China had a finance lease of HK$85 million (31st December 2006: HK$80 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 31st December 2007, the maturity profile of the Group's borrowings was 45 per cent within 1 year and 55 per cent within 2 to 5 years (31st December 2006: 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2007 remained healthy at 9 per cent (31st December 2006: 24 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,907 million as at 31st December 2007 (31st December 2006: HK$1,676 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 3 per cent (31st December 2006: 19 per cent).

Contingent Liabilities

As at 31st December 2007, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2006: Nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2007, the investments in securities amounted to HK$2,974 million (31st December 2006: HK$2,524 million). The performance of the Group's investments in securities was satisfactory.

FIVE-YEAR FINANCIAL STATISTICS

Earnings and Dividends per Share

(HK$)


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
03
04
05
06
07

■ Earnings per Share* □ Dividends per Share*
* Adjusted for the bonus issue in 2007

Revenue and Gas Sales

(HK$ million)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
03
04
05
06
07

□ Revenue (Excluding Property Sales)
■ Property Sales □ Gas Sales

Property, Plant, Equipment and Leasehold Land (HK$ million)


21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
03
04
05
06
07

□ Property, Plant, Equipment and Leasehold Land
■ Accumulated Depreciation and Amortisation

Capital Expenditures

(HK$ million)


3,000
2,500
2,000
1,500
1,000
500
0
03
04
05
06
07

□ Capital Expenditures
□ Depreciation and Amortisation

2007 FINANCIAL ANALYSIS

Analysis of Revenue


27% Gas Sales (Residential)
24% Gas Sales (Commercial)
9% Gas Sales (Industrial)
27% Property Sales
8% Others
5% Equipment Sales

Analysis of Expenditures


43% Fuel Cost
3% Customer Service
5% Corporate Administration
5% Network
Marketing &
16% Equipment Costs
15% Cost of Property Sold
7% Others
6% Other Production Costs

COMPARISON OF TEN-YEAR RESULTS

	2007	2006	2005
Highlights (Company)			
Number of Customers as at 31st December	**1,646,492**	1,622,648	1,597,273
Town gas Sales, million MJ	**27,041**	27,034	27,261
Installed Capacity, thousand m^3 per day	**12,260**	12,260	12,050
Maximum Daily Demand, thousand m^3	**5,806**	6,279	6,614
Revenue & Profit	**HK$'M**	HK$'M	HK$'M
Revenue	**14,225.5**	13,465.3	9,350.9
Profit before Taxation	**10,308.0**	6,804.2	5,920.4
Taxation	**(974.3)**	(914.6)	(628.6)
Profit after Taxation	**9,333.7**	5,889.6	5,291.8
Minority Interests	**(64.1)**	(27.0)	(10.4)
Profit Attributable to Shareholders	**9,269.6**	5,862.6	5,281.4
Dividends	**2,120.9**	1,928.1	1,935.7
Assets & Liabilities			
Property, Plant, Equipment and Leasehold Land	**13,585.7**	12,864.7	11,067.0
Investment Property	**410.0**	–	–
Intangible Asset	**185.1**	48.6	45.8
Associated Companies	**8,386.5**	3,457.0	2,060.9
Jointly Controlled Entities	**6,501.7**	5,815.0	5,197.5
Available-for-Sale Financial Assets	**1,066.9**	848.5	768.0
Other Non-Current Assets	**148.0**	100.7	–
Current Assets	**12,961.2**	13,028.2	10,457.7
Current Liabilities	**(7,188.3)**	(7,141.0)	(8,182.5)
Non-Current Liabilities	**(6,557.5)**	(7,803.5)	(4,570.1)
Net Assets	**29,499.3**	21,218.2	16,844.3
Capital & Reserves			
Share Capital	**1,514.9**	1,377.2	1,377.2
Share Premium	**3,770.1**	3,907.8	3,907.8
Reserves	**22,098.5**	14,141.7	9,863.9
Proposed Dividend	**1,393.7**	1,267.0	1,267.0
Shareholders' Funds	**28,777.2**	20,693.7	16,415.9
Minority Interests	**722.1**	524.5	428.4
Total Equity	**29,499.3**	21,218.2	16,844.3
Earnings per Share, HK Dollar*	**1.53**	0.97	0.86
Dividends per Share, HK Dollar*	**0.35**	0.32	0.32
Dividend Cover	**4.37**	3.04	2.73

* Comparative figures have been adjusted for the bonus issue in 2007.

2004	2003	2002	2001	2000	1999	1998
1,562,278	1,520,166	1,470,738	1,407,408	1,329,161	1,265,354	1,206,236
27,137	27,002	26,641	26,564	26,057	24,687	23,943
11,210	11,000	11,000	11,000	11,000	11,000	11,000
6,694	5,848	5,695	5,530	5,650	5,786	5,164
HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M
8,154.0	7,288.8	6,878.0	6,857.4	6,650.9	5,842.3	5,426.6
3,922.7	3,799.7	3,581.0	3,656.9	3,579.1	3,322.0	3,074.6
(623.0)	(735.2)	(523.7)	(470.0)	(445.8)	(423.3)	(422.9)
3,299.7	3,064.5	3,057.3	3,186.9	3,133.3	2,898.7	2,651.7
(12.9)	(13.6)	(9.6)	(4.2)	(2.3)	(0.2)	4.2
3,286.8	3,050.9	3,047.7	3,182.7	3,131.0	2,898.5	2,655.9
1,966.7	1,975.2	1,991.8	1,830.5	1,798.1	1,642.4	1,511.9
8,969.9	9,644.3	9,324.2	11,862.6	11,635.9	11,439.8	11,265.9
–	–	–	–	–	–	–
–	–	–	–	–	–	–
1,206.7	2,703.8	2,539.8	2,460.2	2,440.1	2,625.5	2,337.0
1,709.5	2,558.9	241.6	208.7	25.0	–	–
624.3	861.3	1,651.9	1,490.2	627.7	446.2	414.5
–	–	–	–	–	–	–
8,584.0	5,991.4	6,420.0	4,398.4	8,546.2	6,802.4	7,203.3
(4,182.6)	(3,203.7)	(2,539.3)	(2,194.5)	(2,122.3)	(1,050.6)	(1,947.0)
(2,022.9)	(1,852.0)	(1,688.1)	(896.3)	(1,025.4)	(960.7)	(914.2)
14,888.9	16,704.0	15,950.1	17,329.3	20,127.2	19,302.6	18,359.5
1,403.7	1,410.9	1,422.7	1,300.9	1,284.4	1,177.1	1,079.7
3,907.8	3,907.8	3,907.8	4,037.1	4,165.5	4,283.2	4,334.7
8,001.0	9,864.8	9,189.2	10,665.7	13,445.7	12,712.2	11,908.3
1,291.4	1,298.0	1,308.9	1,196.9	1,181.6	1,082.9	993.5
14,603.9	16,481.5	15,828.6	17,200.6	20,077.2	19,255.4	18,316.2
285.0	222.5	121.5	128.7	50.0	47.2	43.3
14,888.9	16,704.0	15,950.1	17,329.3	20,127.2	19,302.6	18,359.5
0.53	0.49	0.49	0.49	0.46	0.43	0.39
0.32	0.32	0.32	0.29	0.26	0.24	0.22
1.67	1.54	1.53	1.74	1.74	1.76	1.76

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting to shareholders their Report and the Audited Accounts for the year ended 31st December 2007 which are to be presented at the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 19th May 2008.

Principal Activities

The principal activities of the Group continue to be the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Particulars of the principal subsidiaries of the Company are shown on pages 124 to 127 of this Annual Report. Revenue and contribution to operating profit are mainly derived from activities carried out in Hong Kong and mainland China.

Results and Appropriations

The results of the Group for the year ended 31st December 2007 are set out in the consolidated income statement on page 66 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 22nd October 2007 and the Directors recommend a final dividend of HK 23 cents per share payable on 20th May 2008 to shareholders whose names are on the register of members on 9th May 2008.

Bonus Issue of Shares

The Directors recommend a bonus issue of shares on the basis of one bonus share for every ten existing shares held by the shareholders of the Company whose names are on the register of members on 9th May 2008. The bonus issue is subject to the conditions and trading arrangements set out in the circular despatched together with this Annual Report.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 52 and 53 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 37 to the Accounts.

Property, Plant and Equipment

Movements in property, plant and equipment of the Group and the Company including the details of property under development are shown in Note 17 to the Accounts.

Share Capital

Movements in share capital of the Company are shown in Note 35 to the Accounts.

Borrowings

Particulars of the borrowings of the Group are provided in Note 32 to the Accounts.

Charitable Donations

Charitable donations made by the Group in 2007 amounted to HK$3,985,000 (2006: HK$1,470,000).

Directors

At the Annual General Meeting held on 21st May 2007, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Alfred Chan Wing Kin were re-elected as Directors of the Company. Dr. The Hon. Lee Shau Kee, Mr. Liu Lit Man, Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po, Mr. Ronald Chan Tat Hung and Mr. James Kwan Yuk Choi held office throughout the year.

According to the Company's Articles of Association, one-third of its non-executive directors and one-third of its executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Dr. The Hon. Lee Shau Kee, Mr. Liu Lit Man, Mr. Leung Hay Man, non-executive directors, and Mr. James Kwan Yuk Choi, an executive director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Details of these directors proposed for re-election are set out in the circular sent together with this Annual Report.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 13 and 14 of this Annual Report.

Disclosure of Interests

A. Directors

As at 31st December 2007, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

REPORT OF THE DIRECTORS

Disclosure of Interests (continued)

A. Directors (continued)

Shares and Underlying Shares (Long Positions)

		Interest in Shares						
Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Interest in underlying shares pursuant to share options	Aggregate interest	%**
The Hong Kong and China Gas Company Limited	Dr. The Hon. Lee Shau Kee	3,548,791		2,459,824,950 (Note 5)			2,463,373,741	40.65
	Mr. Liu Lit Man	1,956,548					1,956,548	0.03
	Dr. The Hon. David Li Kwok Po	16,500,000					16,500,000	0.27
	Mr. Ronald Chan Tat Hung	2,134					2,134	0.00
	Mr. Lee Ka Kit				2,459,824,950 (Note 4)		2,459,824,950	40.59
	Mr. Alfred Chan Wing Kin	113,107*					113,107*	0.00
	Mr. James Kwan Yuk Choi	39,930	45,241				85,171	0.00
	Mr. Lee Ka Shing				2,459,824,950 (Note 4)		2,459,824,950	40.59
Lane Success Development Limited	Dr. The Hon. Lee Shau Kee			9,500 (Note 6)			9,500	95
	Mr. Lee Ka Kit				9,500 (Note 6)		9,500	95
	Mr. Lee Ka Shing				9,500 (Note 6)		9,500	95
Yieldway International Limited	Dr. The Hon. Lee Shau Kee			2 (Note 7)			2	100
	Mr. Lee Ka Kit				2 (Note 7)		2	100
	Mr. Lee Ka Shing				2 (Note 7)		2	100
Towngas China Company Limited	Dr. The Hon. Lee Shau Kee			887,672,901 (Note 8)			887,672,901	45.37
	Mr. Lee Ka Kit				887,672,901 (Note 8)		887,672,901	45.37
	Mr. Lee Ka Shing				887,672,901 (Note 8)		887,672,901	45.37
	Mr. Alfred Chan Wing Kin					3,600,000 (Note 9)	3,600,000	0.18
	Mr. James Kwan Yuk Choi					3,000,000 (Note 9)	3,000,000	0.15

* These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.

Disclosure of Interests (continued)

A. Directors (continued)

Save as mentioned above, as at 31st December 2007, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. Substantial Shareholders and Others (Long Positions)

As at 31st December 2007, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%**
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited (Note 1)	1,274,927,055	21.04
	Timpani Investments Limited (Note 1)	1,807,574,557	29.83
	Faxson Investment Limited (Note 1)	2,366,934,097	39.06
	Henderson Land Development Company Limited (Note 1)	2,366,934,097	39.06
	Henderson Development Limited (Note 2)	2,371,297,216	39.13
	Hopkins (Cayman) Limited (Note 3)	2,459,824,950	40.59
	Riddick (Cayman) Limited (Note 4)	2,459,824,950	40.59
	Rimmer (Cayman) Limited (Note 4)	2,459,824,950	40.59
Persons other than Substantial Shareholders	Macrostar Investment Limited (Note 1)	559,359,540	9.23
	Chelco Investment Limited (Note 1)	559,359,540	9.23
	Medley Investment Limited (Note 1)	532,647,502	8.79
	Commonwealth Bank of Australia (Note 10)	422,924,320	6.98

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.

Save as mentioned above, as at 31st December 2007, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,366,934,097 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Chelco Investment Limited, which was in turn, a wholly-owned subsidiary of Faxson Investment Limited ("FIL"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of FIL. FIL was a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD").
2. Henderson Development Limited ("HD") beneficially owned 52.30% of the total issued shares of HLD. Of these 2,371,297,216 shares, 2,366,934,097 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.
3. Of these 2,459,824,950 shares, 2,371,297,216 shares represented the shares described in Notes 1 and 2 and 88,527,734 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

Disclosure of Interests (continued)

4. These 2,459,824,950 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.
5. These 2,459,824,950 shares included the shares described in Notes 1 to 4. Dr. The Hon. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.
6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
7. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
8. These 887,672,901 shares in Towngas China Company Limited ("Towngas China") representing 45.37% of the total issued shares in Towngas China were beneficially owned by Hong Kong & China Gas (China) Limited (as to 850,202,901 shares) and Planwise Properties Limited (as to 37,470,000 shares), wholly-owned subsidiaries of the Company. Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
9. These options represent personal interests held by the Directors.
10. Commonwealth Bank of Australia ("Commonwealth Bank") was taken to be interested in these 422,924,320 shares which were held by indirect wholly-owned subsidiaries of Commonwealth Bank.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the interests of Directors of the Company in businesses which competed or were likely to compete, either directly or indirectly, with the Group during the year ended 31st December 2007 and as at 31st December 2007 were as follows:

Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi, Directors of the Company, also acted as the executive directors of Towngas China. The principal activities of Towngas China and its subsidiaries (the "Towngas China Group") were sale and distribution of gas fuel and related products, and gas pipeline construction. Although some of the businesses carried out by the Towngas China Group were similar to the businesses carried out by the Group, they were of different scale and/or different locations. Therefore, the Board is of the view that the businesses of Towngas China Group did not compete directly with the businesses of the Group.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts

No contract of significance in relation to the Group's business to which any controlling shareholder of the Company or any of its subsidiaries was a party, or in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the year-end or at any time during the year.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of Own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 15 per cent and 49 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 60 to 64 of this Annual Report.

Public Float

As at the date of this report, being also the latest practicable date prior to the issue of this Annual Report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditor

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

On behalf of the Board

LEE Shau Kee
Chairman
Hong Kong, 26th March 2008

CORPORATE GOVERNANCE REPORT

The Board is committed to maintaining good corporate governance. The Board believes that good corporate governance principles and practices should emphasize on accountability and increase in transparency and thus will enable its stakeholders, including shareholders, investors, customers, suppliers, employees and the community, to have trust and faith in the Group to take care of their needs and to fulfill its social responsibility.

Code on Corporate Governance Practices

During the year ended 31st December 2007, the Company complied with all the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Below sets out the corporate governance principles and practices adopted by the Group which indicate how the Group has applied relevant principles in the Code.

Board of Directors

Board Composition

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategies and financial performance. The day-to-day management and operation of the Group are delegated to the management team. The Board has three Executive Directors and seven Non-executive Directors. Three of the seven Non-executive Directors are independent to ensure that proposed strategies protect all shareholders' interests. Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Board considers that all Independent Non-executive Directors are independent in accordance with the guidelines set out in rule 3.13 of the Listing Rules. Biographical details of the Directors and relevant relationships among them are set out on pages 13 to 14 of this Annual Report.

According to the Articles of Association of the Company, one-third of its non-executive directors and one-third of its executive directors are subject to retirement by rotation at every annual general meeting. Subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008.

The nomination and selection of a Director is performed by the full Board. Proposed new Directors are selected based on skills and experience that, in the opinion of the Directors, will enable them to make positive contribution to the performance of the Board. The Board also reviews its composition to ensure the Board has a balance of knowledge and experience appropriate for the requirements of the business of the Group.

Board of Directors (continued)

Board Composition (continued)

Newly appointed Director will meet with other fellow Directors, and receive a comprehensive, formal and tailored induction, so as to ensure that he has a proper understanding of the operations and businesses of the Group and that he is fully aware of his responsibilities under statute and common law, the Listing Rules and other regulatory requirements. Important updates are provided to Directors when necessary to ensure that they are aware of the business and regulatory environment in which the Group conducts its business.

Appropriate insurance cover on Directors' liabilities has been in force to protect the Directors of the Group from their risk arising from the businesses of the Group.

Chairman of the Board and Managing Director

The Chairman of the Board is Dr. The Hon. Lee Shau Kee and the Managing Director is Mr. Alfred Chan Wing Kin. The roles of Chairman and Managing Director are segregated and are not performed by the same individual. The Chairman is responsible for providing leadership to, and overseeing, the functioning of the Board and, with the support of Executive Directors and the Company Secretary, seeking to ensure that all Directors are properly briefed on issues arising at Board meetings and that they receive adequate and reliable information in a timely manner. The Managing Director is responsible for managing the business of the Group and leading the management team to implement strategies and objectives adopted by the Board. Their respective responsibilities are clearly established and set out in writing.

Board Meetings

The Board meets regularly at least four times a year at approximately quarterly intervals. The Directors can attend meetings in person or through other electronic means of communication in accordance with the Articles of Association of the Company.

During the year ended 31st December 2007, the Board met four times. Among many other topics, it discussed matters relating to the re-appointment of Directors.

Regular Board meetings of the year are scheduled in advance and at least 14 days' notice is given to all Directors so as to give them an opportunity to attend. Board papers are circulated not less than three days before the date of a Board meeting to enable the Directors to make informed decision on matters to be raised at the Board meetings. All Directors are given an opportunity to include matters in the agenda for Board meetings. In addition, Directors at all times have full and timely access to all information on the Group and may seek independent professional advice at the Company's expense whenever considered necessary by the Directors.

Board of Directors (continued)

Board Meetings (continued)

The attendance record of each member of the Board during the year ended 31st December 2007 is set out below:

Directors	No. of Meetings Attended / Held	Attendance Rate
Non-executive Directors		
Dr. The Hon. LEE Shau Kee (Chairman)	4/4	100%
Mr. Colin LAM Ko Yin	4/4	100%
Mr. LEE Ka Kit	4/4	100%
Mr. LEE Ka Shing	4/4	100%
Independent Non-executive Directors		
Mr. LIU Lit Man	1/4	25%
Mr. LEUNG Hay Man	4/4	100%
Dr. The Hon. David LI Kwok Po	4/4	100%
Executive Directors		
Mr. Ronald CHAN Tat Hung	4/4	100%
Mr. Alfred CHAN Wing Kin	4/4	100%
Mr. James KWAN Yuk Choi	4/4	100%

Directors' Securities Transactions

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they fully complied with the required standard set out in the Model Code throughout the year ended 31st December 2007.

Directors' Responsibility for the Accounts

The Directors acknowledge their responsibilities for preparing the accounts of the Group and ensuring that the preparation of the accounts of the Group are in accordance with statutory requirements and applicable accounting standards. The Directors shall ensure the publication of the Group's accounts in a timely manner.

The statement of the Auditor of the Company about their reporting responsibilities on the accounts of the Group is set out in the Independent Auditor's Report on page 65 of this Annual Report.

Board Committees

The Board has appointed the following Board committees to oversee particular aspects of the Company's affairs:

Audit Committee

The Audit Committee was formed in May 1996. During the year ended 31st December 2007, the members of the Audit Committee were Dr. The Hon. David Li Kwok Po (Chairman of the Audit Committee), Mr. Liu Lit Man and Mr. Leung Hay Man (all of whom were Independent Non-executive Directors). At least one of the

Board Committees (continued)

Audit Committee (continued)

Audit Committee members has the appropriate professional qualification or accounting or related financial management expertise as required by the Listing Rules.

The principal duties of the Audit Committee include, but not limited to, reviewing the Company's current financial standing, considering the nature and scope of audit reports, and ensuring internal control systems operate in accordance with applicable standards and conventions. The Company has adopted written terms of reference for the Audit Committee, which clearly define the role, authority and function of the Audit Committee.

The Audit Committee held two meetings during the year ended 31st December 2007 and the following sets out a summary of work of the Audit Committee during such period:

- review of the financial reports for 2006 annual results and 2007 interim results;
- recommendation to the Board, for the approval by shareholders, of the re-appointment of PricewaterhouseCoopers as the external Auditor and approval of their remuneration;
- determination of the nature and scope of the audit;
- review of the financial and accounting policies and practices of the Company; and
- review of the effectiveness of the Company's internal control, financial control and risk management system.

The attendance record of each Audit Committee member during the year ended 31st December 2007 is set out below.

Directors	No. of Meetings Attended / Held	Attendance Rate
Dr. The Hon. David LI Kwok Po (Chairman)	2/2	100%
Mr. LIU Lit Man	0/2	0%
Mr. LEUNG Hay Man	2/2	100%

Remuneration Committee

The Company established a Remuneration Committee on 7th September 2005. During the year ended 31st December 2007, the Remuneration Committee was chaired by the Chairman Dr. The Hon. Lee Shau Kee with Mr. Liu Lit Man and Dr. The Hon. David Li Kwok Po (both were Independent Non-executive Directors) as members.

The principal duties of the Remuneration Committee include, but not limited to, making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management (who are also executive directors of the Company) and reviewing the special remuneration packages of all executive directors by reference to corporate goals and objectives resolved by the Board from time to time. The Company has adopted written terms of reference for the Remuneration Committee which clearly define the role, authority and function of the Remuneration Committee.

Board Committees (continued)

Remuneration Committee (continued)

The Company has not adopted any share option scheme. The emoluments of Directors are determined based on the duties and responsibilities of each Director. The Directors' fees were reviewed by the Remuneration Committee. During the year ended 31st December 2007, every Director received Director's fee at the rate of HK$130,000 per annum while the Chairman received an additional fee at the rate of HK$130,000 per annum and each member of the Audit Committee received an additional fee at the rate of HK$100,000 per annum. The Remuneration Committee considered the fees reasonable in view of the Directors' responsibilities and, on its recommendation, the Board approved the fees remained at the same level for the year 2008.

During the year ended 31st December 2007, the Remuneration Committee held its meeting once to review the above matters. The attendance record of each Remuneration Committee member during the year ended 31st December 2007 is set out below.

Directors	No. of Meetings Attended / Held	Attendance Rate
Dr. The Hon. LEE Shau Kee (Chairman)	1/1	100%
Mr. LIU Lit Man	0/1	0%
Dr. The Hon. David LI Kwok Po	1/1	100%

Other Board Committees

Two other Board committees, namely the Investment Committee of the Retirement Schemes and the Treasury Committee, were set up to deal with specific matters delegated by the Board. The Investment Committee of the Retirement Schemes manages retirement schemes and advises the trustees on investment policies. The Treasury Committee reviews, advises and formulates strategies related to treasury and investment activities of the Group.

Auditor's Remuneration

For the year ended 31st December 2007, the total remuneration in respect of statutory audit services provided by the Company's external auditor, PricewaterhouseCoopers, amounted to HK$5.7 million. During the year, payment to PricewaterhouseCoopers in respect of non-audit services, including taxation services and interim results review services provided to the Group amounted to HK$3.7 million.

Internal Control

The Board is responsible for maintaining sound and effective internal control systems for the Group in order to safeguard the Group's assets and shareholders' interests, as well as for reviewing the effectiveness of such systems. The Board will from time to time conduct a review of the Group's internal control system. During the year ended 31st December 2007, the Board, through the Audit Committee, reviewed the overall effectiveness of the system of internal control of the Group over financial, operational and compliance issues, risk management process, information systems security, scope and quality of the management's monitoring of risks and the effectiveness of financial reporting and compliance with the Listing Rules. The Board concluded that in general, the Group has set up a sound control environment and installed necessary control mechanisms to monitor and correct non-compliance.

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Hong Kong and China Gas Company Limited (the "Company") set out on pages 66 to 127, which comprise the balance sheets of the Company and the Group as at 31st December 2007, and the consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of the affairs of the Company and of the Group as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26th March 2008

CONSOLIDATED INCOME STATEMENT

for the year ended 31st December 2007

	Note	2007 HK$'M	2006 HK$'M
Revenue	5	**14,225.5**	13,465.3
Total operating expenses	6	**(8,922.5)**	(8,296.2)
		5,303.0	5,169.1
Investment income	7	**364.3**	527.2
Other gains, net	8	**2,258.4**	-
Interest expense	9	**(364.0)**	(310.2)
Share of profits less losses of associated companies		**1,616.3**	1,102.0
Share of profits less losses of jointly controlled entities		**1,130.0**	316.1
Profit before taxation	10	**10,308.0**	6,804.2
Taxation	13	**(974.3)**	(914.6)
Profit for the year		**9,333.7**	5,889.6
Attributable to:			
Shareholders of the Company		**9,269.6**	5,862.6
Minority interests		**64.1**	27.0
		9,333.7	5,889.6
Dividends	15	**2,120.9**	1,928.1
Earnings per share – basic and diluted, HK cents	16	**153.0**	96.7#

Adjusted for the bonus issue in 2007

The notes on pages 71 to 127 form part of these accounts.

CONSOLIDATED BALANCE SHEET

as at 31st December 2007

	Note	2007 HK$'M	2006 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	17	**13,051.6**	12,385.9
Investment property	18	**410.0**	-
Leasehold land	19	**534.1**	478.8
Intangible asset	20	**185.1**	48.6
Associated companies	22	**8,386.5**	3,457.0
Jointly controlled entities	23	**6,501.7**	5,815.0
Available-for-sale financial assets	24	**1,066.9**	848.5
Retirement benefit assets	25	**42.2**	36.1
Other non-current assets	26	**105.8**	64.6
		30,283.9	23,134.5
Current assets			
Completed property for sale		**99.4**	1,147.7
Inventories	27	**987.8**	934.2
Trade and other receivables	28	**4,791.9**	4,153.2
Loans to associated companies	22	**175.0**	2,991.7
Loans to jointly controlled entities	23	**63.0**	283.3
Loans to minority interests		**36.1**	-
Housing loans to staff		**62.5**	80.5
Financial assets at fair value through profit or loss	29	**1,906.8**	1,675.6
Time deposits over three months	30	**19.9**	31.3
Time deposits up to three months, cash and bank balances	30	**4,818.8**	1,730.7
		12,961.2	13,028.2
Current liabilities			
Trade and other payables	31	**(3,140.7)**	(3,737.9)
Amounts due to jointly controlled entities	23	**(43.9)**	-
Provision for taxation		**(498.9)**	(834.5)
Borrowings	32	**(3,504.8)**	(2,568.6)
		(7,188.3)	(7,141.0)
Net current assets		**5,772.9**	5,887.2
Total assets less current liabilities		**36,056.8**	29,021.7
Non-current liabilities			
Customers' deposits	33	**(1,046.3)**	(1,013.2)
Deferred taxation	34	**(1,228.2)**	(1,131.3)
Borrowings	32	**(4,273.4)**	(5,609.2)
Loans from minority interests		**(9.6)**	(49.8)
		(6,557.5)	(7,803.5)
Net assets		**29,499.3**	21,218.2
Capital and reserves			
Share capital	35	**1,514.9**	1,377.2
Share premium	36	**3,770.1**	3,907.8
Reserves	37	**22,098.5**	14,141.7
Proposed dividend	37	**1,393.7**	1,267.0
Shareholders' funds		**28,777.2**	20,693.7
Minority interests		**722.1**	524.5
Total equity		**29,499.3**	21,218.2

Approved by the Board of Directors on 26th March 2008

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 71 to 127 form part of these accounts.

BALANCE SHEET

as at 31st December 2007

	Note	2007 HK$'M	2006 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	17	**8,208.9**	8,039.2
Leasehold land	19	**254.8**	261.2
Subsidiaries	21	**11,125.5**	11,172.0
Loans to an associated company	22	**195.0**	–
Jointly controlled entities	23	**931.9**	849.3
Available-for-sale financial assets	24	**25.8**	14.9
Retirement benefit assets	25	**42.2**	36.1
		20,784.1	20,372.7
Current assets			
Inventories	27	**823.3**	792.6
Trade and other receivables	28	**1,234.1**	1,291.2
Loans to associated companies	22	**21.6**	12.1
Amounts due from jointly controlled entities	23	**4.7**	4.5
Housing loans to staff		**62.5**	80.5
Financial assets at fair value through profit or loss	29	**130.5**	49.6
Time deposits up to three months, cash and bank balances	30	**556.6**	472.9
		2,833.3	2,703.4
Current liabilities			
Trade and other payables	31	**(690.2)**	(659.5)
Amount due to an associated company	22	**(98.4)**	(20.7)
Provision for taxation		**(105.1)**	(457.0)
Borrowings	32	**(1,360.0)**	(632.0)
		(2,253.7)	(1,769.2)
Net current assets		**579.6**	934.2
Total assets less current liabilities		**21,363.7**	21,306.9
Non-current liabilities			
Amounts due to subsidiaries	21	**(6,884.5)**	(5,801.5)
Customers' deposits	33	**(1,042.5)**	(1,013.0)
Deferred taxation	34	**(1,032.2)**	(1,021.9)
Borrowings	32	**(1,200.0)**	(2,550.0)
		(10,159.2)	(10,386.4)
Net assets		**11,204.5**	10,920.5
Capital and reserves			
Share capital	35	**1,514.9**	1,377.2
Share premium	36	**3,770.1**	3,907.8
Reserves	37	**4,525.8**	4,368.5
Proposed dividend	37	**1,393.7**	1,267.0
		11,204.5	10,920.5

Approved by the Board of Directors on 26th March 2008

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 71 to 127 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2007

	Note	2007 HK$'M	2006 HK$'M
Net cash from operating activities	41	**4,821.1**	4,578.6
Investing activities			
Receipt from sale of property, plant and equipment		**1.9**	1.0
Purchase of property, plant and equipment		**(1,566.9)**	(2,281.0)
Payment for leasehold land		**(28.3)**	(15.8)
Payment for property under development		**(47.6)**	(34.6)
Increase in investments in associated companies		**(479.8)**	(352.4)
Increase in loans to associated companies		**(206.7)**	(1,188.8)
Repayment of loans by associated companies		**2,783.4**	468.1
Increase in investments in jointly controlled entities		**(86.5)**	(830.2)
Increase in loans to jointly controlled entities		**(140.5)**	(864.2)
Repayment of loans by jointly controlled entities		**162.8**	1,678.3
Acquisition of a subsidiary	42	**(71.2)**	(7.4)
Consolidation of a subsidiary		**-**	8.0
Disposal of interests in subsidiaries		**(8.3)**	-
Sale of available-for-sale financial assets		**-**	22.5
Sale of financial assets at fair value through profit or loss		**2,884.2**	2,781.7
Purchase of available-for-sale financial assets		**-**	(9.5)
Purchase of financial assets at fair value through profit or loss		**(3,311.0)**	(2,445.3)
Decrease/(increase) in time deposits over three months		**13.7**	(22.3)
Interest received		**468.3**	313.2
Dividends received from investments in securities		**35.8**	44.5
Dividends received from associated companies		**396.3**	23.8
Dividends received from jointly controlled entities		**282.8**	794.8
Net cash from/(used in) investing activities		**1,082.4**	(1,915.6)
Financing activities			
Decrease in loans from minority interests		**(74.5)**	(27.0)
Capital injection by minority interests		**84.3**	23.7
Increase in borrowings		**2,231.5**	9,303.1
Repayment of borrowings		**(2,713.5)**	(9,426.4)
Interest paid		**(364.2)**	(359.3)
Dividends paid	37	**(1,994.2)**	(1,928.1)
Dividends paid to minority interests		**(17.3)**	(5.5)
Net cash used in financing activities		**(2,847.9)**	(2,419.5)
Increase in cash and cash equivalents		**3,055.6**	243.5
Cash and cash equivalents at 1st January		**1,720.3**	1,465.6
Effect of foreign exchange rate changes		**32.9**	11.2
Cash and cash equivalents at 31st December		**4,808.8**	1,720.3
Analysis of the balances of cash and cash equivalents			
Cash and bank balances		**1,419.4**	653.9
Time deposits up to three months		**3,399.4**	1,076.8
Bank overdrafts		**(10.0)**	(10.4)
		4,808.8	1,720.3

The notes on pages 71 to 127 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2007

	Attributable to shareholders of the Company HK$'M	Minority interests HK$'M	Total HK$'M
Total equity as at 1st January 2007	**20,693.7**	**524.5**	**21,218.2**
Revaluation surplus of available-for-sale financial assets transferred to equity	**185.1**	**-**	**185.1**
Capital reserve	**4.8**	**1.6**	**6.4**
Recognition of exchange reserve on disposal of subsidiaries	**(21.3)**	**-**	**(21.3)**
Exchange differences	**639.5**	**45.5**	**685.0**
Net income recognised directly in equity	**808.1**	**47.1**	**855.2**
Profit for the year	**9,269.6**	**64.1**	**9,333.7**
Total recognised net income for the year	**10,077.7**	**111.2**	**10,188.9**
Capital injection	**-**	**84.3**	**84.3**
Acquisition of a subsidiary (Note 42)	**-**	**40.0**	**40.0**
Disposal of interests in subsidiaries	**-**	**(20.6)**	**(20.6)**
Dividends paid	**(1,994.2)**	**-**	**(1,994.2)**
Dividends paid to minority interests	**-**	**(17.3)**	**(17.3)**
Total equity as at 31st December 2007	**28,777.2**	**722.1**	**29,499.3**

	Attributable to shareholders of the Company HK$'M	Minority interests HK$'M	Total HK$'M
Total equity as at 1st January 2006	16,415.9	428.4	16,844.3
Revaluation surplus of available-for-sale financial assets transferred to equity	69.4	-	69.4
Capital reserve	69.0	1.2	70.2
Exchange differences	212.1	16.8	228.9
Net income recognised directly in equity	350.5	18.0	358.5
Profit for the year	5,862.6	27.0	5,889.6
Total recognised net income for the year	6,213.1	45.0	6,258.1
Capital injection	-	23.7	23.7
Consolidation of a subsidiary	-	40.0	40.0
Acquisition of further interest in a subsidiary	-	(7.1)	(7.1)
Revaluation surplus of available-for-sale financial assets removed on disposals	(7.2)	-	(7.2)
Dividends paid	(1,928.1)	-	(1,928.1)
Dividends paid to minority interests	-	(5.5)	(5.5)
Total equity as at 31st December 2006	20,693.7	524.5	21,218.2

The notes on pages 71 to 127 form part of these accounts.

NOTES TO THE ACCOUNTS

1 General information

The Hong Kong and China Gas Company Limited (the "Company") and its subsidiaries (collectively, the "Group") have been diversified into different fields of businesses and its principal activities continue to be the production, distribution and marketing of gas and water and related activities in Hong Kong and the People's Republic of China (the "PRC"). The Group is also engaged in property development and investment activities in Hong Kong.

The Company is a limited liability company incorporated and domiciled in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The address of its registered office is 23rd Floor, 363 Java Road, North Point, Hong Kong.

These consolidated accounts have been approved for issue by the Board of Directors on 26th March 2008.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated accounts are set out below. These policies have been consistently applied to both years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of investment property, available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss, which are carried at fair value.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

(i) New and revised standards effective in 2007

HKFRS 7 "Financial instruments: Disclosures" and a complementary Amendment to HKAS 1 "Presentation of Financial Statements – Capital Disclosures" are effective for the Group's accounting periods beginning on or after 1st January 2007. HKFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in HKAS 32 "Financial Instruments: Disclosure and Presentation". The amendment to HKAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. Additional disclosures are included in Note 3.

HK(IFRIC) – Interpretation 10 "Interim Financial Reporting and Impairment" is effective for the Group's accounting periods beginning on or after 1st January 2007. The Interpretation prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group applies this interpretation from 1st January 2007, but there is no significant impact on the Group's accounts.

(ii) New and revised standards that are not yet effective but relevant to the Group and have not been early adopted by the Group

HK(IFRIC) – Interpretation 12 "Service Concession Arrangements" will be effective for the Group's accounting periods beginning on or after 1st January 2008. This interpretation applies to entities that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. The Group has already commenced an assessment of the potential impact of this interpretation but is not yet in a position to quantify the impact of this interpretation on its results of operations and financial position.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(ii) New and revised standards that are not yet effective but relevant to the Group and have not been early adopted by the Group (Continued)

HK(IFRIC) – Interpretation 14 "HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" will be effective for the Group's accounting periods beginning on or after 1st January 2008. This interpretation provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group will apply this interpretation from 1st January 2008, but is not expected to have any significant impact on the Group's operations and financial position.

HKAS 1 (Revised) "Presentation of Financial Statements" will be effective for the Group's accounting periods beginning on or after 1st January 2009. This standard affects the presentation of owner changes in equity and of comprehensive income and does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs.

HKAS 23 (Revised), "Borrowing Costs" will be effective for the Group's accounting periods beginning on or after 1st January 2009. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group's existing accounting policy in relation to borrowing costs is consistent with HKAS 23 (Revised).

HKFRS 8 "Operating Segments" will be effective for the Group's accounting periods beginning on or after 1st January 2009. This standard requires the Group to adopt the "management approach" to report the financial performance of its operating segments. The Group has commenced a review on the reporting and disclosure of segment information in accordance with the new standard.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

2 Summary of significant accounting policies (Continued)

(b) Consolidation (Continued)

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

(iv) Jointly controlled entities

Jointly controlled entities are joint ventures whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Investments in jointly controlled entities are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investments in jointly controlled entities include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in jointly controlled entities are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

2 Summary of significant accounting policies (Continued)

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's financial reporting system, the Group has determined the geographical segments as the primary reporting format and business segments as the secondary reporting format.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars ("HKD"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the securities, and other changes in the carrying amount of the securities. Translation differences resulting from changes in the amortised cost of the securities are recognised in the income statement, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities, including associated companies and jointly controlled entities, (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 Summary of significant accounting policies (Continued)

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs, capitalised borrowing costs and other direct overheads. Capital work in progress are transferred to relevant categories of property, plant and equipment upon completion of their respective work.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance incurred in restoring property, plant and equipment to their normal working condition are charged to the income statement.

Property under development is an investment in building in which construction work has not been completed and which, upon completion, management intends to hold for investment purposes. The property is carried at cost which includes development expenditures incurred, capitalised borrowing costs and other direct costs attributable to the development less provision for impairment. On completion, the property will be transferred to investment property.

Depreciation of property, plant and equipment is calculated on a straight-line basis to allocate the cost less accumulated impairment of each component of the asset to its residual value over its estimated useful life or, if shorter, the relevant finance lease periods as follows:

Vehicles, office furniture and equipment	5 – 15 years
Compressors	10 years
Production plant	10 – 30 years
Meters and installations	5 – 20 years
Risers, gasholders, office, store and buildings	30 years
Gas mains	40 years
Water mains	40 – 50 years
Capital work in progress	No depreciation
Property under development	No depreciation

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

(f) Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market value, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the HKIS Valuation Standards on Properties published by the Hong Kong Institute of Surveyors ("HKIS"). These valuations are reviewed annually by qualified valuers.

NOTES TO THE ACCOUNTS

2 Summary of significant accounting policies (Continued)

(f) Investment property (Continued)

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in the income statement.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment. However, if a fair value gain reverses a previous impairment, the gain is recognised in the income statement.

(g) Leases

(i) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The property, plant and equipment acquired under finance leases are carried at cost less accumulated depreciation and impairment. They are depreciated on the basis described in Note 2(e).

(h) Intangible asset

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies and jointly controlled entities at the date of acquisition. Goodwill on acquisitions of subsidiaries is stated on the consolidated balance sheet as a separate intangible asset. Goodwill on acquisitions of associated companies and jointly controlled entities are included in investments in associated companies and jointly controlled entities respectively and tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment. Impairment on goodwill is not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units, primarily individual projects, for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose (Note 2 (i)).

2 Summary of significant accounting policies (Continued)

(i) Impairment of investments in subsidiaries, associated companies, jointly controlled entities and non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Financial assets are designated at fair value through profit or loss when they are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and with no intention of trading the receivables. They are included in the current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investments within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within investment income, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of investment income when the Group's right to receive payment is established.

2 Summary of significant accounting policies (Continued)

(j) Financial assets (Continued)

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the securities and other changes in the carrying amount of the securities. The translation differences on monetary securities are recognised in the income statement and the translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses on disposal of available-for-sale financial assets under investment income.

Interest on available-for-sale financial assets calculated using the effective interest method is recognised in the income statement as part of investment income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of investment income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. Impairment loss recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of loans and receivables is described in Note 2(m).

(k) Completed property for sale

Completed property for sale is stated at the lower of carrying amount and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Inventories

Inventories comprise stores and materials and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) Loans and receivables

Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using effective interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will become bankrupt or enter into a financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of provision is recognised in the income statement.

2 Summary of significant accounting policies (Continued)

(n) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and bank overdrafts. In the balance sheet, cash and cash equivalents are presented as time deposits up to three months, cash and bank balances in current assets and bank overdrafts are presented within borrowings in current liabilities.

(o) Trade payables and customers' deposits

Trade payables and customers' deposits are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(p) Borrowings and borrowing costs

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after balance sheet date.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

(q) Current and deferred taxation

The current taxation is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries, associated companies and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. However, deferred taxation is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 Summary of significant accounting policies (Continued)

(r) Revenue and income recognition

(i) Gas sales – based on gas consumption derived from meter readings.

(ii) Water sales – based on water consumption derived from meter readings.

(iii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.

(iv) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.

(v) Maintenance and service charges – when services are provided.

(vi) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(vii) Dividend income – recognised when the right to receive payment is established.

(viii) Sales of property – recognised upon the signing of the sale and purchase agreements or the issue of occupation permits by the relevant government authorities, whichever is the later.

(ix) Rental income – recognised on a straight-line accrual basis over the terms of lease agreements.

(s) Employee benefits

Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

The Group operates a number of defined contribution and one defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

(i) Defined contribution retirement schemes

The Group contributes to defined contribution retirement schemes and Mandatory Provident Fund schemes which are available to salaried employees in Hong Kong. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

For employees in mainland China, the Group contributes on a monthly basis to various defined contribution plans organised by the relevant municipal and provincial government in the PRC based on a certain percentage of the relevant employees' monthly salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further constructive obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Defined benefit retirement scheme

The Group also operates a defined benefit retirement scheme, namely the Workmen Retirement Scheme, in Hong Kong. The scheme provides benefit to employees based on final salary. The Group's net obligation in respect of the defined benefit retirement scheme is calculated separately for the scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the scheme annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

2 Summary of significant accounting policies (Continued)

(t) Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

3 Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest-rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage and reduce certain risk exposures.

Risk management is carried out by treasury and investment departments (Group Treasury) under policies approved by the Treasury Committee, comprising all the executive directors. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group's operating units. The Treasury Committee provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. Nevertheless, no derivative financial instruments were accounted for as hedging instruments as the conditions for hedge accounting were not met during the year.

(a) Market risk

(i) Foreign exchange risk

The Group operates in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States Dollars ("USD"). Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities.

To manage the foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, the Group uses forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for managing the net position in each foreign currency by using external forward currency contracts and other suitable financial instruments.

Transactions denominated in the USD mainly arise from the Group's operation in Hong Kong. Pursuant to Hong Kong's Linked Exchange Rate System under which HKD is pegged to the USD, management considers there are no significant foreign exchange risks with respect to the USD.

3 Financial risk management (Continued)

(a) Market risk (Continued)

(ii) Price risk

The Group is exposed to equity securities price risk for the equity investments held by the Group which are classified as available-for-sale financial assets and financial assets at fair value through profit or loss of HK$857.9 million (2006: HK$614.3 million) and HK$419.2 million (2006: HK$118.3 million) respectively. It is the Group's policy to maintain a well-diversified portfolio of investments to minimise impact of price risk.

Majority of the Group's equity securities are publicly traded and are included in one of the following indexes: Hang Seng Index, S&P 500 Index, Financial Times Stock Exchange ("FTSE") 100 Index, Cotation Assistée en Continu ("CAC") Index and Swiss Market Index.

The table below summarises the impact of increases/decreases of the following indexes on the Group's pre-tax profit for the year and on equity. The analysis is based on the assumption that the indexes had increased/decreased by 10 per cent with all other variables held constant and all the Group's equity securities moved according to the historical correlation with the indexes.

	Group			
	Impact on pre-tax profit		Impact on equity	
	2007 HK$'M	2006 HK$'M	2007 HK$'M	2006 HK$'M
Hang Seng Index	0.3	2.1	51.4	31.0
S&P 500 Index	30.1	4.5	-	-
FTSE 100 Index	4.8	2.2	-	-
CAC Index	0.5	-	-	-
Swiss Market Index	4.5	-	-	-

Pre-tax profit for the year would increase/decrease as a result of gains/losses on equity securities classified as at fair value through profit or loss. Equity would increase/decrease as a result of gains/losses on equity securities classified as available-for-sale.

The Company has no significant equity securities and the Company's financial results are substantially independent of equity securities price risk.

(iii) Cash flow and fair value interest rate risk

The Group

Financial instruments at fixed and variable rates expose the Group to fair value interest rate risk and cash flow interest rate risk respectively. The Group's interest-bearing assets mainly comprises fixed rate equity linked investments classified as financials assets at fair value through profit and loss of HK$1,419.0 million (2006: HK$1,010.5 million) and floating and fixed rate bank deposits of HK$4,838.7 million (2006: HK$1,762.0 million). The Group's interest bearing liabilities mainly comprises floating rate borrowings of HK$7,778.2 million (2006: HK$8,177.8 million) and floating rate customers' deposits of HK$1,046.3 million (2006: HK$1,013.2 million).

Fixed rate equity linked investment is a debt instrument that differs from a standard fixed-income debt security in which the investment's interest and final payout depends on whether share price of the underlying equity shares or equity indexes exceed a pre-determined price or level. The investment's underlying equity shares can be a single stock or basket of stocks. Accordingly, the fair value of the instrument is subject to fair value interest rate risk and price risk. The preparation of sensitivity analysis on fair value interest rate risk and price risk in relation to equity linked investment involves complicated valuation technique and management considers the cost outweighs benefit provided. Accordingly, no sensitivity analysis in relation to equity linked investment is presented.

3 Financial risk management (Continued)

(a) Market risk (Continued)

(iii) Cash flow and fair value interest rate risk (Continued)

At 31st December 2007, if market interest rates on bank deposits had been 10 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$3.7 million (2006: HK$2.0 million) higher/lower, mainly as a result of higher/lower interest income on floating rate bank deposits.

At 31st December 2007, if market interest rates on borrowings and customers' deposits had been 10 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$8.7 million (2006: HK$8.9 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and customers' deposits.

The Company

The Company's interest bearing assets mainly comprise floating and fixed rate bank deposits of HK$556.6 million (2006: HK$472.9 million). The Company's interest rate risk arises from floating rate borrowings of HK$2,560.0 million (2006: HK$3,182.0 million) and floating rate customers' deposits of HK$1,042.5 million (2006: HK$1,013.0 million).

At 31st December 2007, if market interest rates on bank deposits had been 10 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$0.4 million (2006: HK$0.3 million) higher/lower, mainly as a result of higher/lower bank deposits interest income on floating rate bank deposits.

At 31st December 2007, if market interest rates on borrowings and customers' deposits had been 10 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$3.7 million (2006: HK$4.8 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and customers' deposits.

(b) Credit risk

Credit risk of the Group and Company mainly arises from:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'M	HK$'M	**HK$'M**	HK$'M
Cash and bank deposits	**4,838.7**	1,762.0	**556.6**	472.9
Debt securities and derivative instruments	**1,696.6**	1,791.5	**5.3**	41.0
Trade receivables	**1,386.8**	1,296.2	**1,144.2**	1,130.3
Instalment receivables	**2,590.9**	2,287.1	**-**	-
Loans to jointly controlled entities	**797.3**	1,118.2	**87.3**	4.5
Loans to associated companies	**370.0**	2,991.7	**216.6**	12.1

The Group has no significant concentrations of credit risk. The Group has credit policy to handle credit risk of customers. There is no significant concentration of sales to any individual customer. The top five largest customers account for less than 5 per cent of the total sales. Furthermore, security deposits are required for gas customers. This also applies to the PRC joint ventures where there is no significant concentration of sales to any individual customer. Debt securities, derivative and cash transactions counter parties are mainly limited to financial institutions with good credit rating of investment grade. The Group has policies that limit the amount of credit exposure to any one financial institution. Also, the Company and the Group monitor the exposure to credit risk in respect of the financial assistance provided to the subsidiaries, associated companies and jointly controlled entities through exercising control or influence over their financial and operating policy decisions and reviewing their financial positions on a regular basis.

3 Financial risk management (Continued)

(b) Credit risk (Continued)

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	%	%	**%**	%
Time deposits, cash and bank balances				
AA	**42.1**	35.5	**63.6**	55.6
A	**29.3**	25.3	**35.9**	26.1
BBB	**26.1**	31.8	**0.4**	18.2
Unrated	**2.5**	7.4	**0.1**	0.1
	100.0	100.0	**100.0**	100.0
Debt securities and derivative instruments				
AAA	**0.9**	N/A	**N/A**	N/A
AA	**86.5**	75.8	**100.0**	100.0
A	**11.6**	24.2	**N/A**	N/A
BBB	**1.0**	N/A	**N/A**	N/A
	100.0	˙00.0	**100.0**	100.0

Credit ratings are quoted from Bloomberg.

Credit quality of loans to associated companies, loans to jointly controlled entities and trade and instalment receivables are disclosed in Note 22, 23 and 28 respectively to the accounts. None of the financial assets that are fully performing has been renegotiated during the year.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping adequate credit lines available.

The Group determines that there is no significant liquidity risk in view of our adequate and stable sources of funds and unutilised banking facilities.

3 Financial risk management (Continued)

(c) Liquidity risk (Continued)

The table below analyses the Group's and the Company's major financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year HK$'M	Between 1 and 2 years HK$'M	Between 2 and 5 years HK$'M	Over 5 years HK$'M
Group				
At 31st December 2007				
Trade and other payables	**3,140.7**	-	-	-
Borrowings	**3,938.3**	**194.9**	**4,200.1**	**2.7**
At 31st December 2006				
Trade and other payables	3,737.9	-	-	-
Borrowings	2,869.2	1,787.3	4,376.6	2.8
Company				
At 31st December 2007				
Trade and other payables	**690.2**	-	-	-
Borrowings	**1,625.9**	**36.4**	**1,030.1**	-
At 31st December 2006				
Trade and other payables	659.5	-	-	-
Borrowings	754.3	1,635.3	1,077.3	-

Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase existing shares, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowing divided by shareholders' funds and net borrowing. Net borrowing is calculated as total borrowings, less time deposits, cash and bank balances as shown in the consolidated balance sheet.

3 Financial risk management (Continued)

Capital risk management (Continued)

The gearing ratios at 31st December 2007 and 2006 are as follows:

	2007 HK$'M	2006 HK$'M
Total borrowings	**(7,778.2)**	(8,177.8)
Less: Time deposits, cash and bank balances	**4,838.7**	1,762.0
Net borrowing	**(2,939.5)**	(6,415.8)
Shareholders' funds	**(28,777.2)**	(20,693.7)
	(31,716.7)	(27,109.5)
Gearing ratio	**9%**	24%

The decrease in the gearing ratio during 2007 results primarily from cash proceeds received on property sales.

Fair value estimation

The fair value of financial instruments traded in active markets (such as financial assets at fair value through profit or loss and available-for-sale financial assets) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade and other receivables and payables (including current balances with associated companies and jointly controlled entities) are assumed to approximate their fair values as they are current in nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether separately recognised goodwill has suffered any impairment, in accordance with the accounting policy stated in the accounts Note 2(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation charge where useful lives are different from the previously estimated lives. It will also write-off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

(c) Estimate of fair value of investment property

The valuation of investment property held directly by the Group or through an associated company is made on the basis of the "Market Value" adopted by the HKIS. It is performed in accordance with the HKIS Valuation Standards on Properties published by HKIS. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including i) current prices in an active market for properties of different nature, condition or location, adjusted to reflect those differences; and ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those parties.

(d) Estimate of gas and water consumption

Revenue for gas and water supply may include an estimation of the gas and water supplied to the customers of which actual meter reading is not available. The estimation is done mainly based on the past consumption records and recent consumption pattern of individual customers. As of the year-end date, the overall billed gas and water sales are in line with the gas and water supplied to the customers.

5 Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	2007 HK$'M	2006 HK$'M
Gas sales before fuel cost adjustment	**7,524.0**	6,988.9
Fuel cost adjustment	**1,021.5**	1,359.4
Gas sales after fuel cost adjustment	**8,545.5**	8,348.3
Equipment sales	**770.1**	784.8
Maintenance and services	**272.1**	255.9
Water sales	**260.9**	209.6
Property sales	**3,806.3**	3,366.5
Rental income	**9.6**	-
Other sales	**561.0**	500.2
	14,225.5	13,465.3

(a) Primary reporting format – geographical segment

The Company, its subsidiaries, associated companies and jointly controlled entities operate in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2007 HK$'M	2006 HK$'M	2007 HK$'M	2006 HK$'M	2007 HK$'M	2006 HK$'M
Revenue	**11,883.5**	11,811.9	**2,342.0**	1,653.4	**14,225.5**	13,465.3
Segment results	**5,338.1**	5,318.1	**370.0**	209.2	**5,708.1**	5,527.3
Unallocated corporate expenses					**(405.1)**	(358.2)
					5,303.0	5,169.1
Investment income					**364.3**	527.2
Other gains, net					**2,258.4**	-
Interest expense					**(364.0)**	(310.2)
Share of profits less losses of associated companies	**1,486.9**	1,059.1	**129.4**	42.9	**1,616.3**	1,102.0
Share of profits less losses of jointly controlled entities	**866.7**	170.5	**263.3**	145.6	**1,130.0**	316.1
Profit before taxation					**10,308.0**	6,804.2
Taxation					**(974.3)**	(914.6)
Profit for the year					**9,333.7**	5,889.6
Attributable to:						
Shareholders of the Company					**9,269.6**	5,862.6
Minority interests					**64.1**	27.0
					9,333.7	5,889.6

5 Segment information (Continued)

(a) Primary reporting format – geographical segment (Continued)

Share of profits of associated companies includes HK$1,269.4 million (2006: HK$858.8 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$866.3 million (2006: HK$170.0 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of the Grand Promenade.

	Hong Kong		Mainland China		Total	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Segment assets	**18,865.1**	16,178.9	**6,033.5**	4,731.5	**24,898.6**	20,910.4
Associated companies	**3,912.8**	5,593.6	**4,648.7**	855.1	**8,561.5**	6,448.7
Jointly controlled entities	**1,699.2**	1,161.6	**4,865.5**	4,936.7	**6,564.7**	6,098.3
Unallocated assets					**3,220.3**	2,705.3
Total assets					**43,245.1**	36,162.7
Segment liabilities	**(2,034.9)**	(2,865.9)	**(1,105.8)**	(872.0)	**(3,140.7)**	(3,737.9)
Jointly controlled entities	**(28.1)**	-	**(15.8)**	-	**(43.9)**	-
Unallocated liabilities					**(10,561.2)**	(11,206.6)
Total liabilities					**(13,745.8)**	(14,944.5)
Capital expenditures	**981.5**	1,026.0	**702.1**	1,329.6	**1,683.6**	2,355.6
Depreciation	**493.7**	443.7	**181.4**	148.6	**675.1**	592.3
Amortisation	**8.5**	8.3	**4.0**	2.7	**12.5**	11.0

Segment assets comprise operating assets such as property, plant and equipment, investment property, leasehold land, intangible asset, completed property for sale, inventories, trade and other receivables and time deposits, cash and bank balances. Unallocated assets comprise available-for-sale financial assets, retirement benefit assets, other non-current assets, loans to minority interests, housing loans to staff and financial assets at fair value through profit or loss.

Segment liabilities comprise operating liabilities including trade and other payables. Unallocated liabilities comprise mainly provision for taxation, borrowings, customers' deposits, deferred taxation and loans from minority interests.

Capital expenditures comprise additions to property, plant and equipment (Note 17) and leasehold land (Note 19).

5 Segment information (Continued)

(b) Secondary reporting format – business segment

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water businesses") and the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property business").

	2007 HK$'M	2006 HK$'M
Revenue		
Gas and Water businesses	10,409.6	10,098.8
Property business	3,815.9	3,366.5
	14,225.5	13,465.3
Total assets		
Gas and Water businesses	21,790.7	17,371.7
Property business	3,107.9	3,538.7
	24,898.6	20,910.4
Associated companies	8,561.5	6,448.7
Jointly controlled entities	6,564.7	6,098.3
Unallocated assets	3,220.3	2,705.3
	43,245.1	36,162.7
Capital expenditures		
Gas and Water businesses	1,600.5	2,317.7
Property business	83.1	37.9
	1,683.6	2,355.6

6 Total operating expenses

	Group	
	2007 HK$'M	2006 HK$'M
Stores and materials used	4,353.8	4,362.3
Cost of property sold	1,280.4	1,230.2
Manpower costs (Note 11)	993.0	854.9
Depreciation and amortisation	687.6	603.3
Other operating items	1,607.7	1,245.5
	8,922.5	8,296.2

7 Investment income

	Group 2007 HK$'M	2006 HK$'M
(a) Interest income		
Bank deposits	**170.1**	82.1
Listed available-for-sale financial assets	**1.4**	1.4
Loans to associated companies and jointly controlled entities	**44.8**	22.3
Others	**30.1**	6.3
	246.4	112.1
(b) Net realised and unrealised gains/(losses) and interest income on financial assets at fair value through profit or loss		
Listed securities	**71.6**	97.0
Unlisted securities	**(12.8)**	229.8
Exchange differences	**17.9**	12.2
	76.7	339.0
(c) Gains on disposal and maturity of available-for-sale financial assets		
Listed securities	**-**	12.7
Exchange differences	**0.7**	0.7
	0.7	13.4
(d) Dividend income		
Listed available-for-sale financial assets	**20.7**	21.9
Unlisted available-for-sale financial assets	**13.7**	14.4
Listed financial assets at fair value through profit or loss	**1.4**	8.2
	35.8	44.5
(e) Other investment income	**4.7**	18.2
	364.3	527.2

8 Other gains, net

	Group 2007 HK$'M	2006 HK$'M
Gain on disposal of interests in subsidiaries (Note)	**2,235.7**	-
Fair value gains on investment property (Note 18)	**231.5**	-
Provision for investment in a jointly controlled entity (Note 23(a))	**(208.8)**	-
	2,258.4	-

Note

On 1st March 2007, the Group completed the disposal of the eight wholly-owned subsidiaries, which hold interests in ten piped city-gas joint ventures, to Towngas China Company Limited ("Towngas China"), formally known as Panva Gas Holdings Limited. The disposal gain was determined based on the difference in the fair value of the Towngas China shares issued as the consideration as at 1st March 2007 of HK$3.77 per Towngas China share over the aggregate of the net asset value of the subsidiaries, the carrying amount of shareholder loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries has also been recognised in the gain on disposal.

9 Interest expense

	Group 2007 HK$'M	2006 HK$'M
Interest on bank loans and overdrafts wholly repayable within five years	**364.0**	345.9
Interest on customers' deposits	**7.7**	7.3
	371.7	353.2
Less: Amount capitalised	**(7.7)**	(43.0)
	364.0	310.2

The interest expense is capitalised at an average rate of 4.48 per cent (2006: 4.37 per cent) per annum.

10 Profit before taxation

Profit before taxation is stated after charging and (crediting) the following:

	Group 2007 HK$'M	2006 HK$'M
Cost of inventories sold	**4,768.2**	4,640.7
Depreciation and amortisation	**687.6**	603.3
Loss on disposal/write off of property, plant and equipment	**223.7**	111.9
Impairment loss of trade receivables	**13.9**	27.9
Operating lease rentals		
- land and buildings	**35.2**	30.9
- plant and equipment	**6.2**	-
Rental income from investment property		
- gross rental income	**(9.6)**	-
- outgoing expenses	**6.9**	-
Auditors' remuneration	**6.6**	6.1
Net loss on residential maintenance (Note)	**14.3**	4.8
Note		
Analysis of net loss on residential maintenance:		
Residential maintenance revenue	**(178.2)**	(177.1)
Less expenses:		
Manpower costs	**100.4**	93.0
Other operating and administrative expenses	**92.1**	88.9
Net loss	**14.3**	4.8

11 Manpower costs

	Group 2007 HK$'M	2006 HK$'M
Salaries and wages	**886.2**	752.7
Pension costs – defined contribution retirement schemes	**108.6**	101.6
Pension costs – defined benefit retirement scheme (Note 25)	**(1.8)**	0.6
	993.0	854.9

12 Directors' and senior management's emoluments

(a) Directors' emoluments

The remuneration of every director for the year ended 31st December 2007 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	**0.1**	**5.1**	**16.5**	**2.6**	**24.3**
Ronald Chan Tat Hung	**0.1**	**3.4**	**4.5**	**2.4**	**10.4**
James Kwan Yuk Choi	**0.1**	**3.2**	**6.1**	**2.3**	**11.7**
Lee Shau Kee	**0.3**	**0.1**	**-**	**-**	**0.4**
Liu Lit Man	**0.2**	**-**	**-**	**-**	**0.2**
Leung Hay Man	**0.2**	**-**	**-**	**-**	**0.2**
Colin Lam Ko Yin	**0.1**	**0.1**	**-**	**-**	**0.2**
Lee Ka Kit	**0.1**	**-**	**-**	**-**	**0.1**
Lee Ka Shing	**0.1**	**-**	**-**	**-**	**0.1**
David Li Kwok Po	**0.2**	**0.1**	**-**	**-**	**0.3**
	1.5	**12.0**	**27.1**	**7.3**	**47.9**

The remuneration of every director for the year ended 31st December 2006 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	0.1	4.3	12.3	2.5	19.2
Ronald Chan Tat Hung	0.1	3.4	4.4	2.4	10.3
James Kwan Yuk Choi	0.1	3.3	4.8	2.3	10.5
Lee Shau Kee	0.3	0.1	-	-	0.4
Liu Lit Man	0.2	-	-	-	0.2
Leung Hay Man	0.2	-	-	-	0.2
Colin Lam Ko Yin	0.1	0.1	-	-	0.2
Lee Ka Kit	0.1	-	-	-	0.1
Lee Ka Shing	0.1	-	-	-	0.1
David Li Kwok Po	0.2	0.1	-	-	0.3
	1.5	11.3	21.5	7.2	41.5

The above remuneration paid to directors also represents the amount of short-term employee benefits of HK$40.6 million (2006: HK$34.3 million) and post-employment benefits of HK$7.3 million (2006: HK$7.2 million) paid to the Group's key management during the year ended 31st December 2007. There were no other long-term benefits, termination benefits and share-based payment paid to the Group's key management during the year (2006: nil).

12 Directors' and senior management's emoluments (Continued)

(b) Five highest paid individuals

The above analysis includes three (2006: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2006: two) individuals are as follows:

	2007 HK$'M	2006 HK$'M
Salaries, allowances and benefits in kind	3.4	3.1
Performance bonus	6.3	5.5
Contributions to retirement scheme	1.0	0.5
	10.7	9.1

Number of individuals whose emoluments fell within:

Emoluments band (HK$'M)	2007	2006
5.0 – 6.0	1	-
4.0 – 5.0	1	2

13 Taxation

The amount of taxation charged to the consolidated income statement represents:

	Group	
	2007 HK$'M	2006 HK$'M
Current taxation – provision for Hong Kong profits tax at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year	881.1	861.0
Current taxation – provision for PRC profits tax at the prevailing rates on the estimated assessable profit for the year	14.8	2.3
Current taxation – over provision in prior years	(10.9)	(7.3)
Deferred taxation relating to the origination and reversal of temporary differences	88.3	58.6
Change of taxation rate for entities operated in the PRC	1.0	-
	974.3	914.6

13 Taxation (Continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	Group 2007 HK$'M	Group 2006 HK$'M
Profit before taxation	**10,308.0**	6,804.2
Less: Share of profits less losses of associated companies	**(1,616.3)**	(1,102.0)
Share of profits less losses of jointly controlled entities	**(1,130.0)**	(316.1)
	7,561.7	5,386.1
Calculated at a taxation rate of 17.5%	**1,323.3**	942.6
Effect of different taxation rates in other countries	**11.6**	14.3
Income not subject to taxation	**(600.0)**	(199.4)
Expenses not deductible for taxation purposes	**240.4**	151.9
Utilisation of previously unrecognised tax losses	**(2.3)**	(5.0)
Unrecognised tax losses	**11.2**	12.5
Recognition of previously unrecognised temporary differences	**-**	5.0
Over provision in prior years	**(10.9)**	(7.3)
Change of taxation rate for entities operated in the PRC	**1.0**	-
	974.3	914.6

Share of associated companies' taxation for the year ended 31st December 2007 of HK$341.9 million (2006: HK$194.9 million) is included in the consolidated income statement as share of profits less losses of associated companies.

Share of jointly controlled entities' taxation for the year ended 31st December 2007 of HK$240.8 million (2006: HK$76.4 million) is included in the consolidated income statement as share of profits less losses of jointly controlled entities.

14 Profit attributable to shareholders of the Company

Profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$2,267.3 million (2006: HK$2,618.5 million).

15 Dividends

	Company 2007 HK$'M	Company 2006 HK$'M
Interim, paid of HK 12 cents per ordinary share (2006: HK 12 cents per ordinary share)	**727.2**	661.1
Final, proposed of HK 23 cents per ordinary share (2006: HK 23 cents per ordinary share)	**1,393.7**	1,267.0
	2,120.9	1,928.1

At a meeting held on 26th March 2008, the directors declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2007. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2008.

16 Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$9,269.6 million (2006: HK$5,862.6 million) and the weighted average of 6,059,635,986 shares (2006: 6,059,635,986 shares#) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2006: nil), the diluted earnings per share for the year ended 31st December 2007 is the same as the basic earnings per share.

Adjusted for the bonus issue in 2007

17 Property, plant and equipment

	Property under development HK$'M	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and Installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group						
Cost						
At 1st January 2007	95.4	5,646.5	9,385.4	2,058.6	1,600.6	18,786.5
Additions	83.1	153.1	97.1	166.0	1,156.0	1,655.3
Acquisition of a subsidiary (Note 42)	-	24.7	17.4	-	-	42.1
Transfers from capital work in progress	-	72.3	486.5	3.9	(562.7)	-
Transfers to investment property	(178.5)	-	-	-	-	(178.5)
Disposals of subsidiaries	-	(54.5)	(135.4)	-	(42.3)	(232.2)
Disposals/write off	-	(15.9)	(33.4)	(425.1)	(0.3)	(474.7)
Exchange differences	-	87.8	174.4	7.9	21.1	291.2
At 31st December 2007	-	5,914.0	9,992.0	1,811.3	2,172.4	19,889.7
Accumulated depreciation						
At 1st January 2007	-	2,801.5	2,467.4	1,131.7	-	6,400.6
Charge for the year	-	284.3	253.4	137.4	-	675.1
Disposals of subsidiaries	-	(8.3)	(6.1)	-	-	(14.4)
Disposals/write off	-	(8.2)	(20.8)	(220.1)	-	(249.1)
Exchange differences	-	12.1	12.1	1.7	-	25.9
At 31st December 2007	-	3,081.4	2,706.0	1,050.7	-	6,838.1
Net book value						
At 31st December 2007	-	2,832.6	7,286.0	760.6	2,172.4	13,051.6
At 31st December 2006	95.4	2,845.0	6,918.0	926.9	1,600.6	12,385.9
Company						
Cost						
At 1st January 2007	-	4,163.3	6,921.1	1,954.9	918.2	13,957.5
Additions	-	65.1	126.6	166.9	506.6	865.2
Transfers from capital work in progress	-	20.6	149.4	2.1	(172.1)	-
Disposals/write off	-	(3.6)	(24.0)	(425.1)	-	(452.7)
At 31st December 2007	-	4,245.4	7,173.1	1,698.8	1,252.7	14,370.0
Accumulated depreciation						
At 1st January 2007	-	2,540.8	2,268.8	1,108.7	-	5,918.3
Charge for the year	-	174.1	178.9	130.0	-	483.0
Disposals/write off	-	(3.6)	(16.6)	(220.0)	-	(240.2)
At 31st December 2007	-	2,711.3	2,431.1	1,018.7	-	6,161.1
Net book value						
At 31st December 2007	-	1,534.1	4,742.0	680.1	1,252.7	8,208.9
At 31st December 2006	-	1,622.5	4,652.3	846.2	918.2	8,039.2

17 Property, plant and equipment (Continued)

	Property under development HK$'M	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group						
Cost						
At 1st January 2006	57.5	4,856.0	7,587.2	1,789.0	2,163.3	16,453.0
Additions	37.9	423.3	627.0	156.3	1,095.3	2,339.8
Consolidation of a subsidiary	-	62.9	-	-	-	62.9
Transfers	-	378.8	1,150.4	131.6	(1,660.8)	-
Disposals/write off	-	(99.2)	(30.8)	(21.6)	(8.7)	(160.3)
Exchange differences	-	24.7	51.6	3.3	11.5	91.1
At 31st December 2006	95.4	5,646.5	9,385.4	2,058.6	1,600.6	18,786.5
Accumulated depreciation						
At 1st January 2006	-	2,569.6	2,323.5	955.4	-	5,848.5
Charge for the year	-	254.2	219.9	118.2	-	592.3
Transfers	-	-	(59.5)	59.5	-	-
Disposals/write off	-	(25.5)	(19.9)	(2.0)	-	(47.4)
Exchange differences	-	3.2	3.4	0.6	-	7.2
At 31st December 2006	-	2,801.5	2,467.4	1,131.7	-	6,400.6
Net book value						
At 31st December 2006	95.4	2,845.0	6,918.0	926.9	1,600.6	12,385.9
At 31st December 2005	57.5	2,286.4	5,263.7	833.6	2,163.3	10,604.5
Company						
Cost						
At 1st January 2006	-	3,894.5	6,090.5	1,693.3	1,650.6	13,328.9
Additions	-	69.1	-	151.6	549.8	770.5
Transfers	-	283.5	858.3	131.6	(1,273.4)	-
Disposals/write off	-	(83.8)	(27.7)	(21.6)	(8.8)	(141.9)
At 31st December 2006	-	4,163.3	6,921.1	1,954.9	918.2	13,957.5
Accumulated depreciation						
At 1st January 2006	-	2,394.4	2,193.2	939.3	-	5,526.9
Charge for the year	-	164.6	154.8	111.9	-	431.3
Transfers	-	-	(59.5)	59.5	-	-
Disposals/write off	-	(18.2)	(19.7)	(2.0)	-	(39.9)
At 31st December 2006	-	2,540.8	2,268.8	1,108.7	-	5,918.3
Net book value						
At 31st December 2006	-	1,622.5	4,652.3	846.2	918.2	8,039.2
At 31st December 2005	-	1,500.1	3,897.3	754.0	1,650.6	7,802.0

As at 31st December 2007, mains and risers with net book value of HK$259.8 million (2006: HK$262.6 million) were under a finance lease.

18 Investment property

	Group 2007 HK$'M
Transferred from property under development	**178.5**
Fair value gains (Note 8)	**231.5**
At 31st December	**410.0**

The construction of the commercial complex of Ma Tau Kok South property development project, namely, Grand Waterfront was completed in this year and the costs were transferred to investment property. The Group's interest in investment property is held in Hong Kong under leases of over 50 years.

The investment property was revalued at 31st December 2007 by an independent professionally qualified valuer DTZ Debenham Tie Leung Limited, on an open market value basis.

19 Leasehold land

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analysed as follows:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Held in Hong Kong:				
Leases of 10 to 50 years	**335.8**	344.3	**254.8**	261.2
Held outside Hong Kong:				
Leases of 10 to 50 years	**196.4**	132.6	**-**	-
Leases of over 50 years	**1.9**	1.9	**-**	-
	534.1	478.8	**254.8**	261.2

The Group's interests in leasehold land and land use rights movements during the year are analysed as follows:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
At 1st January	**478.8**	462.5	**261.2**	258.7
Additions	**28.3**	15.8	**-**	8.8
Acquisition of a subsidiary (Note 42)	**44.2**	7.1	**-**	-
Disposal of subsidiaries	**(13.6)**	-	**-**	-
Amortisation	**(12.5)**	(11.0)	**(6.4)**	(6.3)
Exchange differences	**8.9**	4.4	**-**	-
At 31st December	**534.1**	478.8	**254.8**	261.2

20 Intangible asset

	Group 2007 HK$'M	Group 2006 HK$'M
Goodwill		
At 1st January	**48.6**	45.8
Addition (Note 42)	**131.9**	0.3
Disposal of a subsidiary	**(4.8)**	-
Exchange differences	**9.4**	2.5
At 31st December	**185.1**	48.6

There is no impairment for intangible asset as at 31st December 2006 and 2007.

21 Subsidiaries

	Company 2007 HK$'M	Company 2006 HK$'M
Unlisted shares and registered capital at cost	**307.7**	307.7
Amounts due from subsidiaries	**10,817.8**	10,864.3
	11,125.5	11,172.0
Amounts due to subsidiaries	**(6,884.5)**	(5,801.5)

Amounts due to subsidiaries denominated in HKD, USD and RMB amount to HK$5,916.9 million (2006: HK$5,040.5 million), HK$745.2 million (2006: HK$574.5 million) and HK$112.8 million (2006: HK$10.0 million) respectively. Remaining balances are denominated in other currencies. The amounts due from/(to) subsidiaries are unsecured, interest free and have no fixed terms of repayment. The principal subsidiaries of the Company are shown on pages 124 to 127 of the accounts.

22 Associated companies

	Group 2007 HK$'M	Group 2006 HK$'M	Company 2007 HK$'M	Company 2006 HK$'M
Investments in associated companies, including goodwill	**8,191.5**	3,457.0	**-**	-
Loans to an associated company – non-current	**195.0**	-	**195.0**	-
	8,386.5	3,457.0	**195.0**	-
Loans to associated companies – current	**175.0**	2,991.7	**21.6**	12.1
Amount due to an associated company – current	**-**	-	**(98.4)**	(20.7)

Carrying amounts of loans to associated companies approximate their fair value and comprise the following:

(a) Loans to Towngas China of HK$195.0 million (2006: nil) are denominated in USD. The loans are unsecured, bear interest at Hong Kong Inter-bank Offered Rate plus 1.25 per cent and repayable in 2012.

(b) Loans to an associated company in Hong Kong of HK$151.6 million (2006: HK$2,930.1 million) for the financing of properties development projects are denominated in HKD, unsecured, interest free and have no fixed terms of repayment.

(c) Other loans of HK$23.4 million (2006: HK$ 61.6 million) made to our PRC gas related associated companies are mainly denominated in USD, unsecured, interest free and have no fixed terms of repayment, except for a loan to GH-Fusion Limited of HK$16.6 million (2006: nil), which has a fixed interest rate of 4.84 per cent per annum.

Loans to associated companies are neither past due nor impaired and there is no history of default.

Amount due to an associated company is denominated in HKD, unsecured, interest free and with no fixed terms of repayment.

Particulars of the associated companies as at 31st December 2007 are listed below:

Name	Note	Issued share capital/registered capital	Percentage of the Group's equity interest	Place of incorporation/ operation	Principal activity
Anhui Province Natural Gas Development Company Limited		RMB 200.0 million	25.0	PRC	Mid-stream natural gas project
GH-Fusion Limited		200 shares of US$1 each	50.0	British Virgin Islands	Investment holding
Hebei Natural Gas Company Limited		RMB 220.0 million	45.0	PRC	Mid-stream natural gas project
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45.0	Hong Kong	Property development
Central Waterfront Property Investment Holdings Limited	(ii)	50 shares of US$1 each	15.8	British Virgin Islands/ Hong Kong	Investment holding
Shenzhen Gas Corporation Limited		RMB 772.0 million	30.0	PRC	Gas sales and related businesses
[1] Towngas China Company Limited	(iii)	1,956,350,330 shares of HK$0.1 each	45.4	Cayman Island/PRC	Investment holding

[1] Newly acquired during the year

22 Associated companies (Continued)

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The completed property development project is a joint development with Henderson Land Development Company Limited.

(ii) Central Waterfront Property Investment Holdings Limited ("CWPI") holds 100 per cent equity interest in the IFC complex. During the year, Primeland Investment Limited, formerly an associated company of the Group through which the Group held the effective interest of approximately 15.8 per cent in the IFC complex, was dissolved and transferred the Group's share of equity interest in CWPI to the Group. There is no change in the effective interest in the IFC complex to the Group. With the Group's presence in the board of directors of CWPI and participation in the financial and operating policies of the IFC complex, the Group could exercise a significant influence over CWPI and accordingly the investment is accounted for as an associated company.

(iii) Towngas China is a listed company in the Hong Kong Stock Exchange. On 1st March 2007, the Group obtained 772,911,729 new shares of Towngas China as consideration for the disposal of eight wholly-owned subsidiaries, which hold interests in ten city-piped gas projects in the PRC. Immediately upon the share issue, the Group owns approximately 44.0 per cent of Towngas China. Subsequent to 1st March 2007, the Group further acquired 114,761,172 shares of Towngas China and up to 31st December 2007, the Group held 887,672,901 shares of Towngas China which accounted for approximately 45.4 per cent equity interest of Towngas China. As at 31st December 2007, the carrying value and the market value of investment in Towngas China amounted to HK$3,564.8 million and HK$3,683.8 million respectively.

The following amounts represent the Group's share of the assets and liabilities, and income and results of the associated companies and are included in the consolidated balance sheet and income statement:

	Group	
	2007 **HK$'M**	2006 HK$'M
Assets		
Non-current assets	**11,801.5**	6,926.0
Current assets	**1,514.4**	1,071.1
	13,315.9	7,997.1
Liabilities		
Non-current liabilities	**(4,791.7)**	(1,043.9)
Current liabilities	**(1,398.5)**	(3,570.6)
	(6,190.2)	(4,614.5)
Net assets	**7,125.7**	3,382.6
Income	**5,708.6**	3,450.3
Expenses, including taxation	**(4,092.3)**	(2,348.3)
Profit after taxation	**1,616.3**	1,102.0

23 Jointly controlled entities

	Group		Company	
	2007	2006	**2007**	2006
	HK$'M	HK$'M	**HK$'M**	HK$'M
Investments in jointly controlled entities, including goodwill (Note (a))	**5,767.4**	4,980.1	**849.3**	849.3
Loans to jointly controlled entities – non-current (Note (b))	**734.3**	834.9	**82.6**	-
	6,501.7	5,815.0	**931.9**	849.3
Loans to jointly controlled entities – current (Note (b))	**63.0**	283.3	**4.7**	4.5
Amounts due to jointly controlled entities – current (Note (c))	**(43.9)**	-	-	-

Notes

(a) The recoverable amount of investments in jointly controlled entities is determined by value-in-use calculation which uses cash flow projections based on management's best estimation of growth rate and discount rate. During the year, management determined to adjust the carrying value to recoverable value of a PRC jointly controlled entity by HK$208.8 million (Note 8).

(b) Loan to Yieldway International Limited of HK$76.5 million brought forward from 2006 for the Sai Wan Ho property development project, also known as Grand Promenade, which is a joint development with Henderson Land Development Company Limited was fully settled during the year. Other loans to jointly controlled entities of HK$797.3 million (2006: HK$1,041.7 million) are mainly provided to the PRC joint ventures, which are mainly denominated in USD, unsecured, interest free and with no fixed terms of repayment for the current amounts and fully repayable from 2013 to 2015 for the non-current amounts except for the following:

- HK$31.8 million (2006: nil) to Hangzhou joint venture at a fixed interest rate ranging from 5.13 per cent to 7.74 per cent per annum and fully repayable in 2012.
- HK$188.1 million (2006: HK$188.1 million) to Nanjing joint venture with fixed rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable in 2013.
- HK$22.5 million (2006: nil) to Jilin Tianyuan joint venture at a fixed interest rate of 6.12 per cent per annum and fully repayable in 2008.

Loans to jointly controlled entities are neither past due nor impaired and there is no history of default.

(c) Amounts due to jointly controlled entities are denominated in HKD, unsecured, interest free and with no fixed terms of repayment, except for an amount due to Changzhou joint venture of HK$10.6 million (2006: nil), which is denominated in RMB and bears interest at 5.8 per cent per annum.

23 Jointly controlled entities (Continued)

Particulars of the jointly controlled entities as at 31st December 2007 are listed below:

Name	Issued share capital/registered capital	Percentage of the Group's equity interest	Place of incorporation/ operation	Principal activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property development
# Beijing Beiran & HKCG Gas Company Limited	RMB 44.4 million	50	PRC	Gas sales and related businesses
Changzhou Hong Kong and China Gas Company Limited	RMB 166.0 million	50	PRC	Gas sales and related businesses
Hangzhou Hong Kong and China Gas Company Limited	US$ 20.0 million	50	PRC	Gas sales and related businesses
[1] 吉林天元石油有限公司 ("Jilin Tianyuan")	RMB 5.0 million	50	PRC	Natural gas exploitation
[1] Jilin Province Natural Gas Exploitation Company Limited	RMB 120.0 million	49	PRC	Mid stream natural gas project
Jinan Hong Kong and China Gas Company Limited	RMB 470.0 million	50	PRC	Gas sales and related businesses
Maanshan ECO Auto Fuel Company Limited	RMB 10.5 million	30	PRC	Natural gas filling station
Nanjing Hong Kong and China Gas Company Limited	RMB 600.0 million	50	PRC	Gas sales and related businesses
Suzhou Hong Kong and China Gas Company Limited	RMB 100.0 million	55	PRC	Gas sales and related businesses
Suzhou Industrial Park Qingyuan Hong Kong & China Water Company Limited	RMB 2,123.0 million	50	PRC	Water supply and sewage treatment
# Tongling Hong Kong and China Gas Company Limited	RMB 100.0 million	70	PRC	Gas sales and related businesses
[1] Towngas TelChina (Shandong) Company Limited	RMB 40.0 million	50	PRC	Telecommunication Pipe-laying Project
Wuhan Natural Gas Company Limited	RMB 420.0 million	50	PRC	Gas sales and related businesses
# Xian Qinhua Natural Gas Company Limited	RMB 1,000.0 million	49	PRC	Gas sales and related businesses

[1] Newly acquired/formed during the year

Direct jointly controlled entities of the Company

23 Jointly controlled entities (Continued)

The following amounts represent the Group's share of the assets and liabilities, and income and results of the jointly controlled entities and are included in the consolidated balance sheet and income statement:

	Group	
	2007 HK$'M	2006 HK$'M
Assets		
Non-current assets	**6,379.8**	5,927.1
Current assets	**2,734.1**	1,978.2
	9,113.9	7,905.3
Liabilities		
Non-current liabilities	**(1,192.0)**	(1,364.9)
Current liabilities	**(2,512.4)**	(1,880.9)
	(3,704.4)	(3,245.8)
Net assets	**5,409.5**	4,659.5
Income	**4,386.0**	2,294.3
Expenses, including taxation	**(3,256.0)**	(1,978.2)
Profit after taxation	**1,130.0**	316.1

24 Available-for-sale financial assets

	Group		Company	
	2007 HK$'M	2006 HK$'M	2007 HK$'M	2006 HK$'M
Debt securities (Note (a))	**209.0**	234.2	**-**	-
Equity securities (Note (b))	**857.9**	614.3	**25.8**	14.9
	1,066.9	848.5	**25.8**	14.9
Market value of listed investments	**728.8**	541.8	**25.8**	14.9
Notes				
(a) Debt securities				
Listed – overseas	**188.1**	212.1	**-**	-
Unlisted	**20.9**	22.1	**-**	-
	209.0	234.2	**-**	-
(b) Equity securities				
Listed – Hong Kong	**540.7**	329.7	**25.8**	14.9
Unlisted	**317.2**	284.6	**-**	-
	857.9	614.3	**25.8**	14.9

Available-for-sale financial assets denominated in HKD, USD and RMB amount to HK$540.7 million (2006: HK$329.7 million), HK$209.0 million (2006: HK$234.2 million), and HK$317.2 million (2006: HK$284.6 million) respectively. No provision for impairment on available-for-sale financial assets was made in 2007 (2006: nil).

25 Retirement benefit assets and liabilities

	Group and Company	
	2007 HK$'M	2006 HK$'M
At 31st December	**42.2**	36.1

The Group operates a defined benefit retirement scheme in Hong Kong, namely the Workmen Retirement Scheme which is a final salary defined benefit scheme.

The amounts recognised in the balance sheet are determined as follows:

	Group and Company	
	2007 HK$'M	2006 HK$'M
Fair value of plan assets	**512.9**	376.8
Present value of funded obligations	**(260.6)**	(272.0)
Present value of overfunded obligations	**252.3**	104.8
Unrecognised actuarial gains	**(210.1)**	(68.7)
Asset in the balance sheet	**42.2**	36.1
Experience adjustments arising on plan liabilities – gain	**3.2**	5.5
Experience adjustments arising on plan assets – gain	**116.4**	119.3

The plan assets did not include any ordinary shares of the Company as at 31st December 2007 (2006: nil).

The amounts recognised in the income statement are as follows:

	Group and Company	
	2007 HK$'M	2006 HK$'M
Current service cost	**12.2**	11.5
Interest cost	**9.7**	18.7
Expected return on plan assets	**(22.0)**	(29.6)
Net actuarial gains recognised for the year	**(1.7)**	–
Total	**(1.8)**	0.6

The movement in the fair value of plan assets are as follows:

	Group and Company	
	2007 HK$'M	2006 HK$'M
At 1st January	**376.8**	1,891.9
Expected return on plan assets	**22.0**	29.6
Actuarial gains	**116.4**	119.3
Contribution paid	**4.3**	9.1
Benefits paid	**(6.6)**	(31.5)
Settlements on curtailment	**–**	(1,641.6)
At 31st December	**512.9**	376.8

25 Retirement benefit assets and liabilities (Continued)

The actual return on plan assets was HK$138.4 million (2006: HK$148.9 million).

Movement in the asset/(liability) recognised in the balance sheet:

	Group and Company	
	2007 HK$'M	2006 HK$'M
At 1st January	**36.1**	(16.1)
Total income/(expense) (Note 11)	**1.8**	(0.6)
Contribution paid	**4.3**	9.1
Gains on curtailment	**-**	43.7
At 31st December	**42.2**	36.1

The major categories of plan assets as a percentage of total plan assets are as follows:

	Group and Company	
	2007 %	2006 %
Equity securities	**71.0**	70.0
Debt securities	**16.0**	19.5
Cash	**13.0**	10.5

The principal actuarial assumptions used are as follows:

	Group and Company	
	2007 %	2006 %
Discount rate	**3.5**	3.8
Expected rate of return on plan assets	**5.8**	6.0
Expected rate of future salary increases	**3.5**	3.5

26 Other non-current assets

Included in other non-current assets are non-current portion of second mortgage loans to buyers of the Grand Waterfront developed by the Group of HK$105.8 million (2006: HK$64.6 million), which are denominated in HKD. Second mortgage loans are secured by the mortgaged properties, bear interest at prime rate and are repayable in periods ranging from 15 to 25 years from the dates of draw down.

NOTES TO THE ACCOUNTS

27 Inventories

	Group 2007 HK$'M	Group 2006 HK$'M	Company 2007 HK$'M	Company 2006 HK$'M
Stores and materials	**617.3**	508.1	**494.0**	410.8
Work in progress	**370.5**	426.1	**329.3**	381.8
	987.8	934.2	**823.3**	792.6

The Group wrote inventories down by HK$5.8 million (2006: wrote back by HK$0.5 million) to net realisable value during the year.

28 Trade and other receivables

	Group 2007 HK$'M	Group 2006 HK$'M	Company 2007 HK$'M	Company 2006 HK$'M
Trade receivables (Note (a))	**1,386.8**	1,296.2	**1,144.2**	1,130.3
Instalment receivables (Note (b))	**2,590.9**	2,287.1	**-**	-
Other receivables	**504.1**	434.1	**76.9**	148.3
Payments in advance	**310.1**	135.8	**13.0**	12.6
	4,791.9	4,153.2	**1,234.1**	1,291.2

Trade and other receivables of the Group denominated in HKD, USD and RMB amount to HK$4,016.5 million (2006: HK$3,695.8 million), HK$130.0 million (2006: HK$133.2 million) and HK$632.7 million (2006: HK$312.5 million) respectively. Remaining balances are denominated in other currencies.

Trade and other receivables of the Company denominated in HKD and USD amount to HK$1,224.8 million (2006: HK$1,257.3 million) and HK$9.2 million (2006: HK$26.7 million) respectively. Remaining balances are denominated in other currencies.

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 31st December 2007, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	Group 2007 HK$'M	Group 2006 HK$'M	Company 2007 HK$'M	Company 2006 HK$'M
0 – 30 days	**1,148.4**	1,074.3	**978.4**	957.9
31 – 60 days	**56.7**	55.9	**42.2**	43.1
61 – 90 days	**27.4**	24.0	**17.4**	17.7
Over 90 days	**154.3**	142.0	**106.2**	101.6
	1,386.8	1,296.2	**1,144.2**	1,130.3

28 Trade and other receivables (Continued)

(i) At 31st December 2007, trade receivables of the Group and the Company that were neither past due nor impaired amount to HK$1,094.9 million (2006: HK$1,065.5 million) and HK$963.5 million (2006: HK$929.8 million) respectively. These balances mainly relate to individuals or companies that have been the Group's or the Company's customers for more than 6 months and with no history of default in the past.

(ii) Receivables that were past due but not impaired relate to a wide range of customers and management believes that no impairment provision is necessary as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The aging analysis of trade receivables that were past due but not impaired is as follows:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
0 – 30 days	**53.5**	8.8	**14.9**	38.1
31 – 60 days	**56.7**	55.9	**42.2**	43.1
61 – 90 days	**27.4**	24.0	**17.4**	17.8
Over 90 days	**154.3**	142.0	**106.2**	101.5
	291.9	230.7	**180.7**	200.5

(iii) As at 31st December 2007, trade receivables of the Group and the Company amounting to HK$47.7 million (2006: HK$48.9 million) and HK$41.2 million (2006: HK$46.4 million) respectively were impaired, all of which are aged over 90 days. The individually impaired receivables mainly relate to customers that have either been placed under liquidation or in severe financial difficulties.

The movements in the provision for impairment of trade receivables are as follows:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
At 1st January	**48.9**	39.2	**46.4**	37.4
Impairment loss recognised	**13.9**	27.9	**7.6**	27.0
Uncollectible amounts written off	**(15.4)**	(18.3)	**(12.8)**	(18.0)
Exchange differences	**0.3**	0.1	**-**	-
At 31st December	**47.7**	48.9	**41.2**	46.4

(b) This represents the instalment receivables for the sale of residential units of Grand Waterfront. The balances are denominated in HKD, interest free and repayable in accordance with the terms of the contracts. Except for an amount of HK$121.3 million which has been past due but not impaired, remaining balances of instalment receivables are neither past due nor impaired. There is no history of default for the whole instalment receivables.

29 Financial assets at fair value through profit or loss

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Debt securities (Note (a))	**1,487.6**	1,555.1	**5.3**	38.8
Equity securities (Note (b))	**419.2**	118.3	**125.2**	8.6
Derivative financial instruments	**-**	2.2	**-**	2.2
	1,906.8	1,675.6	**130.5**	49.6
Market value of listed investments	**445.2**	126.5	**125.2**	8.6
Notes				
(a) Debt securities				
Listed – overseas	**26.0**	8.2	**-**	-
Unlisted	**1,461.6**	1,546.9	**5.3**	38.8
	1,487.6	1,555.1	**5.3**	38.8
(b) Equity securities				
Listed – Hong Kong	**5.4**	34.8	**1.8**	4.4
Listed – overseas	**413.8**	83.5	**123.4**	4.2
	419.2	118.3	**125.2**	8.6

Unlisted debt securities include equity linked investments of HK$1,419.0 million (2006: HK$1,010.5 million), whose fair values are determined by valuation technique taking into account market interest rate and share price of underlying equity securities.

Financial assets at fair value through profit or loss are denominated in the following currencies.

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
USD	**1,802.1**	1,611.9	**109.4**	42.7
EUR	**7.1**	-	**3.1**	0.2
GBP	**22.6**	-	**16.2**	-
CHF	**69.5**	-	**-**	-
HKD	**5.5**	56.7	**1.8**	6.7
RMB	**-**	7.0	**-**	-
	1,906.8	1,675.6	**130.5**	49.6

30 Time deposits, cash and bank balances

	Group		Company	
	2007 **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M
Time deposits over three months	**19.9**	31.3	**-**	-
Time deposits up to three months	**3,399.4**	1,076.8	**444.7**	413.4
Cash and bank balances	**1,419.4**	653.9	**111.9**	59.5
	4,818.8	1,730.7	**556.6**	472.9

The effective interest rates on time deposits in Hong Kong and mainland China are 4.76 per cent and 3.1 per cent respectively (2006: 5.08 per cent and 2.33 per cent). These deposits have an average maturity within 60 days.

Time deposits, cash and bank balances of the Group denominated in HKD, USD and RMB amount to HK$883.1 million (2006: HK$249.1 million), HK$3,124.5 million (2006: HK$1,030.1 million) and HK$759.3 million (2006: HK$454.3 million) respectively. Remaining balances are denominated in other currencies.

Time deposits, cash and bank balances of the Company denominated in HKD and USD amount to HK$148.4 million (2006: HK$83.6 million) and HK$364.0 million (2006: HK$380.6 million) respectively. Remaining balances are denominated in other currencies.

31 Trade and other payables

	Group		Company	
	2007 **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M
Trade payables (Note (a))	**536.9**	442.7	**140.8**	121.1
Other payables and accruals (Note (b))	**2,603.8**	3,295.2	**549.4**	538.4
	3,140.7	3,737.9	**690.2**	659.5

Notes

(a) At 31st December 2007, the aging analysis of the trade payables is as follows:

	Group		Company	
	2007 **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M
0 – 30 days	**370.3**	325.4	**140.4**	120.4
31 – 60 days	**40.1**	34.9	**0.3**	0.7
61 – 90 days	**15.2**	7.3	**0.1**	-
Over 90 days	**111.3**	75.1	**-**	-
	536.9	442.7	**140.8**	121.1

(b) The balance includes an amount of approximately HK$695 million (2006: HK$637 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

31 Trade and other payables (Continued)

(c) Trade and other payables of the Group denominated in HKD, USD and RMB amount to HK$1,727.9 million (2006: HK$2,563.8 million), HK$185.6 million (2006: HK$211.3 million) and HK$1,131.6 million (2006: HK$884.7 million) respectively. Remaining balances are denominated in other currencies.

Trade and other payables of the Company denominated in HKD and USD amount to HK$383.2 million (2006: HK$489.3 million) and HK$231.5 million (2006: HK$129.4 million) respectively. Remaining balances are denominated in other currencies.

32 Borrowings

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Non-current				
Bank loans	**4,255.6**	5,576.9	**1,200.0**	2,550.0
Finance lease liability	**17.8**	32.3	**-**	-
	4,273.4	5,609.2	**1,200.0**	2,550.0
Current				
Bank overdrafts	**10.0**	10.4	**10.0**	10.4
Bank loans	**3,427.2**	2,510.9	**1,350.0**	621.6
Finance lease liability	**67.6**	47.3	**-**	-
	3,504.8	2,568.6	**1,360.0**	632.0
Total borrowings	**7,778.2**	8,177.8	**2,560.0**	3,182.0

All bank loans and overdrafts are unsecured. The finance lease which is effectively secured as the rights to the leased plant and equipment revert to the lessor in the event of default.

The exposure of the Group's and Company's borrowings to interest-rate changes and the contractual repricing dates are all within 6 months from the balance sheet date.

The maturity of borrowings is as follows:

	Group				Company	
	Bank loans and overdrafts		Finance lease		Bank loans and overdrafts	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Within 1 year	**3,437.2**	2,521.3	**67.6**	47.3	**1,360.0**	632.0
Between 1 and 2 years	**21.4**	1,574.9	**17.8**	21.1	**-**	1,550.0
Between 2 and 5 years	**4,232.1**	4,000.0	**-**	11.2	**1,200.0**	1,000.0
Wholly repayable within 5 years	**7,690.7**	8,096.2	**85.4**	79.6	**2,560.0**	3,182.0
Over 5 years	**2.1**	2.0	**-**	-	**-**	-

32 Borrowings (Continued)

The effective interest rates at the balance sheet date are as follows:

	Group			
	2007		2006	
	HKD	RMB	HKD	RMB
Bank overdrafts	**6.8%**	**N/A**	7.8%	N/A
Bank loans	**3.8%**	**5.8%**	4.2%	4.9%
Finance lease liability	**N/A**	**7.8%**	N/A	7.8%

All borrowings are at variable rates and the carrying amounts of all borrowings approximate their fair value.

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007** HK$'M	2006 HK$'M
HKD	**6,048.8**	6,846.6	**2,560.0**	3,182.0
RMB	**1,729.4**	1,331.2	**-**	-
	7,778.2	8,177.8	**2,560.0**	3,182.0

	Group	
	2007 HK$'M	2006 HK$'M
Finance lease liability – minimum lease payments:		
Not later than 1 year	**83.3**	60.3
Later than 1 year and not later than 5 years	**18.5**	34.5
	101.8	94.8
Future finance charges on finance leases	**(16.4)**	(15.2)
Present value of finance lease liabilities	**85.4**	79.6

33 Customers' deposits

Customers' deposits mainly represent deposits received from customers pursuant to gas supply contracts agreed with customers and are repayable upon termination of gas supply contracts.

The balances are denominated in HKD and bear interest at bank saving rate.

34 Deferred taxation

The movement in the deferred taxation is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'M	HK$'M	**HK$'M**	HK$'M
At 1st January	**1,131.3**	1,072.7	**1,021.9**	997.3
Charged to income statement (Note 13)	**89.3**	58.6	**10.3**	24.6
Exchange differences	**7.6**	–	–	–
At 31st December	**1,228.2**	1,131.3	**1,032.2**	1,021.9

Prior to offsetting of balances within the same taxation jurisdiction, the movement in deferred tax liabilities and assets during the year is as follows:

Group

	Accelerated tax depreciation		Revaluation surplus of investment property		Others		Total	
Deferred tax liabilities	**2007** **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M
At 1st January	**1,124.6**	1,065.5	–	–	**25.2**	22.8	**1,149.8**	1,088.3
Charged to income statement	**41.5**	59.1	**40.5**	–	**6.6**	2.4	**88.6**	61.5
Exchange differences	**7.2**	–	–	–	**0.4**	–	**7.6**	–
At 31st December	**1,173.3**	1,124.6	**40.5**	–	**32.2**	25.2	**1,246.0**	1,149.8

	Provisions		Tax losses		Total	
Deferred tax assets	**2007** **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M	**2007** **HK$'M**	2006 HK$'M
At 1st January	**(9.4)**	(7.9)	**(9.1)**	(7.7)	**(18.5)**	(15.6)
Charged/(credited) to income statement	**0.7**	(1.5)	–	(1.4)	**0.7**	(2.9)
At 31st December	**(8.7)**	(9.4)	**(9.1)**	(9.1)	**(17.8)**	(18.5)
Net deferred taxation at 31st December					**1,228.2**	1,131.3

Company

	Accelerated tax depreciation	
Deferred tax liabilities	**2007** **HK$'M**	2006 HK$'M
At 1st January	**1,031.2**	1,005.2
Charged to income statement	**9.6**	26.0
At 31st December	**1,040.8**	1,031.2

34 Deferred taxation (Continued)

Deferred tax assets	**Provisions 2007 HK$'M**	**2006 HK$'M**
At 1st January	**(9.3)**	(7.9)
Charged/(credited) to income statement	**0.7**	(1.4)
At 31st December	**(8.6)**	(9.3)
Net deferred taxation at 31st December	**1,032.2**	1,021.9

35 Share capital

	Ordinary shares of HK$0.25 each			
	Number of shares		**Nominal Value**	
	2007	2006	**2007 HK$'M**	2006 HK$'M
Authorised:				
At 1st January and at 31st December	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and fully paid:				
At 1st January	**5,508,759,988**	5,508,759,988	**1,377.2**	1,377.2
Bonus Issue	**550,875,998**	-	**137.7**	-
At 31st December	**6,059,635,986**	5,508,759,988	**1,514.9**	1,377.2

By an ordinary resolution passed on 21st May 2007, the issued share capital was increased by way of a bonus issue by applying HK$137.7 million charging to the share premium account in payment in full at par of 550,875,998 shares of HK$0.25 each on the basis of one new share for every ten shares held on 14th May 2007. These shares rank pari passu with the existing shares.

36 Share premium

	Group and Company 2007 HK$'M	**2006 HK$'M**
At 1st January	**3,907.8**	3,907.8
Less: Bonus issue	**(137.7)**	-
At 31st December	**3,770.1**	3,907.8

37 Reserves

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group							
At 1st January 2007	64.2	3,320.0	189.7	137.4	270.6	10,159.8	14,141.7
Profit attributable to shareholders	-	-	-	-	-	9,269.6	9,269.6
Change in fair value	185.1	-	-	-	-	-	185.1
Capital reserve from subsidiaries	-	-	-	4.8	-	-	4.8
Exchange differences	-	-	-	-	639.5	-	639.5
Disposals of subsidiaries	-	-	-	(0.3)	(21.3)	0.3	(21.3)
2006 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2006 final dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
2007 interim dividend paid	-	-	-	-	-	(727.2)	(727.2)
At 31st December 2007	249.3	3,320.0	189.7	141.9	888.8	18,702.5	23,492.2
Company and subsidiaries	249.3	3,320.0	189.7	13.7	305.0	12,464.6	16,542.3
Associated companies	-	-	-	-	149.3	2,994.0	3,143.3
Jointly controlled entities	-	-	-	128.2	434.5	3,243.9	3,806.6
	249.3	3,320.0	189.7	141.9	888.8	18,702.5	23,492.2
Balance after 2007 final dividend proposed	249.3	3,320.0	189.7	141.9	888.8	17,308.8	22,098.5
2007 final dividend proposed	-	-	-	-	-	1,393.7	1,393.7
	249.3	3,320.0	189.7	141.9	888.8	18,702.5	23,492.2
Company							
At 1st January 2007	2.2	3,320.0	189.7	-	-	856.6	4,368.5
Profit attributable to shareholders	-	-	-	-	-	2,267.3	2,267.3
Change in fair value	10.9	-	-	-	-	-	10.9
2006 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2006 final dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
2007 interim dividend paid	-	-	-	-	-	(727.2)	(727.2)
At 31st December 2007	13.1	3,320.0	189.7	-	-	2,396.7	5,919.5
Balance after 2007 final dividend proposed	13.1	3,320.0	189.7	-	-	1,003.0	4,525.8
2007 final dividend proposed	-	-	-	-	-	1,393.7	1,393.7
	13.1	3,320.0	189.7	-	-	2,396.7	5,919.5

37 Reserves (Continued)

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group							
At 1st January 2006	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
Profit attributable to shareholders	-	-	-	-	-	5,862.6	5,862.6
Change in fair value	69.4	-	-	-	-	-	69.4
Revaluation surplus of available-for-sale financial asset removed on disposals	(7.2)	-	-	-	-	-	(7.2)
Capital reserve from jointly controlled entities	-	-	-	67.7	-	-	67.7
Capital reserve from subsidiaries	-	-	-	1.3	-	-	1.3
Exchange differences	-	-	-	-	212.1	-	212.1
2005 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2005 final dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
2006 interim dividend paid	-	-	-	-	-	(661.1)	(661.1)
At 31st December 2006	64.2	3,320.0	189.7	137.4	270.6	11,426.8	15,408.7
Company and subsidiaries	64.2	3,320.0	189.7	9.2	119.3	7,448.9	11,151.3
Associated companies	-	-	-	-	9.8	1,864.0	1,873.8
Jointly controlled entities	-	-	-	128.2	141.5	2,113.9	2,383.6
	64.2	3,320.0	189.7	137.4	270.6	11,426.8	15,408.7
Balance after 2006 final dividend proposed	64.2	3,320.0	189.7	137.4	270.6	10,159.8	14,141.7
2006 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
	64.2	3,320.0	189.7	137.4	270.6	11,426.8	15,408.7

37 Reserves (Continued)

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Company							
At 1st January 2006	(0.1)	3,320.0	189.7	–	–	166.2	3,675.8
Profit attributable to shareholders	–	–	–	–	–	2,618.5	2,618.5
Change in fair value	2.3	–	–	–	–	–	2.3
2005 final dividend proposed	–	–	–	–	–	1,267.0	1,267.0
2005 final dividend paid	–	–	–	–	–	(1,267.0)	(1,267.0)
2006 interim dividend paid	–	–	–	–	–	(661.1)	(661.1)
At 31st December 2006	2.2	3,320.0	189.7	–	–	2,123.6	5,635.5
Balance after 2006 final dividend proposed	2.2	3,320.0	189.7	–	–	856.6	4,368.5
2006 final dividend proposed	–	–	–	–	–	1,267.0	1,267.0
	2.2	3,320.0	189.7	–	–	2,123.6	5,635.5

The general reserve represents unappropriated profits set aside by and at the discretion of the Board of Directors. It is applicable for any purpose to which the profits of the Company may properly be applied, for employment in the business of the Company or for investments as the Board of Directors from time to time thinks fit.

The distributable reserves of the Company at 31st December 2007, comprising general reserve and unappropriated profits, amounted to HK$5,716.7 million (2006: HK$5,443.6 million) before the proposed final dividend for the year ended 31st December 2007.

38 Contingent liabilities

The Company and the Group did not have any significant contingent liabilities as at 31st December 2007.

39 Commitments

(a) Capital expenditures for investment property and property, plant and equipment

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Authorised but not brought into the accounts at 31st December	**2,091.3**	1,019.9	**764.1**	398.3
Of which, contracts had been entered into at 31st December	**1,786.6**	684.6	**764.1**	398.3

39 Commitments (Continued)

(b) Share of capital expenditures for property, plant and equipment of jointly controlled entities

	2007 HK$'M	2006 HK$'M
Authorised but not brought into the accounts at 31st December	**1,206.0**	988.4
Of which, contracts had been entered into at 31st December	**726.9**	375.6

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant gas projects in mainland China. The directors estimate that as at 31st December 2007, the Group's commitments to these projects were approximately HK$62.0 million (2006: HK$767.0 million).

(d) Lease commitments

Lessee

At 31st December 2007, future aggregate minimum lease payments of land, buildings, plant and equipment under non-cancellable operating leases are as follows:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Not later than 1 year	**35.8**	26.2	**13.9**	20.3
Later than 1 year and not later than 5 years	**73.9**	22.8	**38.9**	14.7
Later than 5 years	**250.9**	45.7	**179.8**	–
	360.6	94.7	**232.6**	35.0

Lessor

The Group leases out the building facilities of the commercial complex and car parks of Grand Waterfront under operating leases. Except for certain car parks are rented out on an hourly or a monthly basis, these leases typically run for an initial period of 2 to 3 years. Further details of the carrying value of the property are contained in Note 18. At 31st December 2007, future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2007 HK$'M	2006 HK$'M	**2007 HK$'M**	2006 HK$'M
Not later than 1 year	**12.3**	–	–	–
Later than 1 year and not later than 5 years	**25.7**	–	–	–
Later than 5 years	**1.6**	–	–	–
	39.6	–	–	–

40 Related party transactions

Henderson Land Development Company Limited ("Henderson") is a related party of the Group by virtue of its significant interest in and influence over the Group. Other related parties include subsidiaries of Henderson and two banks with common directors with the Company. During the year, the transactions carried out and year end balances with the associated companies, jointly controlled entities and other related parties are shown as follows:

(a) Interest income and sales of goods and services

	Group	
	2007	2006
	HK$'M	HK$'M
Associated companies		
Loan interest income (Note (i))	**10.4**	1.9
Jointly controlled entities		
Sale of goods and services (Note (ii))	**21.5**	22.9
Loan interest income (Note (i))	**34.4**	20.4
Other related parties		
Sale of goods and services (Note (ii))	**7.8**	2.4
Interest income from bank deposits (Note (ii))	**46.4**	21.0

(b) Interest expense and purchase of goods and services

	Group	
	2007	2006
	HK$'M	HK$'M
Associated companies		
Purchase of goods and services (Note (ii))	**6.4**	6.9
Jointly controlled entities		
Purchase of goods and services (Note (ii))	**77.6**	4.4
Other related parties		
Purchase of goods and services (Note (ii))	**14.4**	52.2
Interest expense from bank loans (Note (ii))	**27.2**	30.2

Notes

(i) For the terms of loans, please refer to Notes 22 and 23.

(ii) These related party transactions were conducted at prices and terms as agreed by parties involved.

40 Related party transactions (Continued)

(c) Year end balances arising from interest income, interest expense and sale or purchase of goods and services

	Group	
	2007 **HK$'M**	2006 HK$'M
Loans and interest receivables from (net with payables):		
Associated companies	**370.0**	2,991.7
Jointly controlled entities	**753.4**	1,118.2
Time deposits and interest receivable from:		
Other related parties	**1,093.5**	424.9
Bank loans and interest payable to:		
Other related parties	**582.9**	587.2
Trade receivables from:		
Jointly controlled entities	**10.1**	12.7
Other related parties	**4.8**	1.1
Trade payables to:		
Associated companies	**0.7**	1.6
Jointly controlled entities	**5.8**	0.1
Other related parties	**0.3**	14.7

(d) Other related party transactions are also disclosed in Notes 12, 22, 23 and 31.

41 Notes to consolidated cash flow statement

(a) Reconciliation of profit before taxation to net cash from operating activities

	Group 2007 HK$'M	Group 2006 HK$'M
Profit before taxation	**10,308.0**	6,804.2
Share of profits less losses of associated companies	**(1,616.3)**	(1,102.0)
Share of profits less losses of jointly controlled entities	**(1,130.0)**	(316.1)
Other gains, net	**(2,258.4)**	-
Interest income	**(518.7)**	(330.1)
Interest expense	**364.0**	310.2
Dividend income from investments in securities	**(35.8)**	(44.5)
Depreciation and amortisation	**687.6**	603.3
Loss on disposal/write off of property, plant and equipment	**223.7**	111.9
Net realised and unrealised losses/(gains) on investments in financial assets at fair value through profit or loss	**195.6**	(121.0)
Gain on disposal of available-for-sale financial assets	**-**	(12.7)
Profits tax paid	**(1,220.6)**	(599.3)
Exchange differences	**(5.4)**	(20.0)
Changes in working capital		
Increase in customers' deposits	**33.1**	30.9
Decrease/(increase) in completed property for sale/property under development for sale	**1,048.3**	(549.0)
Increase in inventories	**(56.9)**	(13.8)
Increase in trade and other receivables	**(563.7)**	(2,178.7)
Decrease in housing loans to staff	**18.0**	22.3
(Decrease)/increase in trade and other payables	**(645.3)**	2,025.7
Increase in retirement benefit assets	**(6.1)**	(42.7)
Net cash from operating activities	**4,821.1**	4,578.6

(b) Non-cash transactions

The major non-cash transaction of the Group is related to the 772,911,729 shares of Towngas China received as consideration for the disposal of eight wholly-owned subsidiaries as set out in Note 22.

42 Acquisition of interest in a subsidiary

In October 2007, the Group acquired 60 per cent interest of Chaozhou Hong Kong and China Company Limited. The inclusion of the acquired business does not have a significant impact to the Group's turnover and profit. Details of net assets acquired and goodwill are as follows:

	Group 2007 HK$'M
Purchase consideration	191.9
Fair value of net assets acquired for subsidiary	(60.0)
Goodwill (Note 20)	131.9

The goodwill is attributable to the future profitability of the acquired business and the synergies expected to arise after the Group's acquisition. The carrying and fair value of assets and liabilities arising from the acquisition of subsidiary are as follows:

	Group 2007 HK$'M
Property, plant and equipment (Note 17)	42.1
Leasehold land (Note 19)	44.2
Inventories	4.1
Trade and other receivables	0.4
Cash and bank balances	40.5
Trade and other payables	(0.6)
Borrowings	(30.7)
Net assets	100.0
Minority interests	(40.0)
Net assets acquired	60.0

	Group 2007 HK$'M
Purchase consideration for acquisition of a subsidiary, settled in cash	111.7
Cash and cash equivalents in subsidiary acquired	(40.5)
Cash outflow on acquisition of a subsidiary	71.2

As at 31st December 2007, purchase consideration of HK$80.2 million remained unpaid and included in trade and other payables.

Subsidiaries

The following is a list of the principal subsidiaries as at 31st December 2007:

	Name	Issued share capital/ registered capital	Percentage of issued/ registered capital held	Place of incorporation/ operation	Principal activity
	Barnaby Assets Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
	Danetop Services Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
#	Eagle Legend International Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
Δ	ECO Environmental Investments Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG filling stations
	ECO Landfill Gas (NENT) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Landfill gas project
	HKCG (Finance) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
	HDC Data Centre Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Data centre operation
	Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment holding
†	Hong Kong & China Gas Investment Limited	US$ 30.0 million	100	PRC	Investment holding
	Hong Kong & China Water Limited	1 ordinary share of US$1	100	British Virgin Islands	Investment holding
	Investstar Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Securities investment
	Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding
	Pathview Properties Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Investment holding
	Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property holding
	Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding

† Wholly foreign-owned enterprise

Direct subsidiaries of the Company

Δ Formerly known as ECO Energy Company Limited

Subsidiaries (Continued)

The following is a list of the principal subsidiaries as at 31st December 2007:

	Name	Issued share capital/ registered capital	Percentage of issued/ registered capital held	Place of incorporation/ operation	Principal activity
#	P-Tech Engineering Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Engineering business
#	Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance testing
	Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property development
	Summit Result Developments Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
	Superfun Enterprises Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
	Towngas Enterprise Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, restaurant and retail sales
#	Towngas International Company Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Investment holding
#	Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
	Towngas Telecommunications Fixed Network Limited	35,000,000 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications business
	Upwind International Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
	U-Tech Engineering Company Limited	5,500,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and related businesses
	Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of automatic meter reading system

Direct subsidiaries of the Company

NOTES TO THE ACCOUNTS

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2007:

	Name	Registered capital	Percentage of registered capital held	Place of incorporation/ operation	Principal activity
1	Chaozhou Hong Kong and China Limited	RMB 100.0 million	60	PRC	Gas sales and related businesses
	Danyang Hong Kong and China Gas Company Limited	RMB 60.0 million	80	PRC	Gas sales and related businesses
1	Fengcheng Hong Kong and China Gas Company Limited	RMB 60.0 million	55	PRC	Gas sales and related businesses
	Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 53.3 million	80	PRC	Gas sales and related businesses
	Guangzhou Hong Kong and China Gas Company Limited	RMB 105.0 million	80	PRC	Gas sales and related businesses
†	Guangzhou Jianke Hong Kong and China Gas Company Limited	RMB 22.5 million	100	PRC	Gas sales and related businesses
	Huzhou Hong Kong and China Gas Company Limited	RMB 86.9 million	95	PRC	Gas sales and related businesses
	Jilin Hong Kong and China Gas Company Limited	RMB 100.0 million	63	PRC	Gas sales and related businesses
	Jintan Hong Kong and China Gas Company Limited	RMB 60.0 million	60	PRC	Gas sales and related businesses
	Shanxi Hong Kong & China Coalbed Gas Company Limited	RMB 140.0 million	70	PRC	Gas sales and related businesses
#	Shunde Hong Kong and China Gas Company Limited	RMB 100.0 million	60	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprise

Direct subsidiaries of the Company

1 Newly acquired/formed during the year

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2007:

	Name	Registered capital	Percentage of registered capital held	Place of incorporation/ operation	Principal activity
	Taizhou Hong Kong and China Gas Company Limited	RMB 83.0 million	65	PRC	Gas sales and related businesses
	Tongxiang Hong Kong and China Gas Company Limited	RMB 57.9 million	76	PRC	Gas sales and related businesses
1 †	Towngas Telecommunications (Shenzhen) Limited	RMB 1.0 million	100	PRC	Telecom businesses
	Wujiang Hong Kong and China Gas Company Limited	RMB 60.0 million	80	PRC	Gas sales and related businesses
	Wujiang Hong Kong and China Water Company Limited	RMB 500.0 million	80	PRC	Water supply and related businesses
#	Wuhu Hong Kong and China Water Company Limited	RMB 300.0 million	75	PRC	Water supply and related businesses
	Xuzhou Hong Kong and China Gas Company Limited	RMB 125.0 million	80	PRC	Gas sales and related businesses
	Yixing Hong Kong and China Gas Company Limited	RMB 124.0 million	80	PRC	Gas sales and related businesses
†	Yingkou Hong Kong and China Gas Company Limited	US$ 5.0 million	100	PRC	Gas sales and related businesses
	Zhongshan Hong Kong and China Gas Limited	RMB 96.0 million	70	PRC	Gas sales and related businesses
	Zhangjiagang Hong Kong and China Gas Company Limited	RMB 60.0million	51	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprise
# Direct subsidiaries of the Company
1 Newly formed during the year

CORPORATE INFORMATION

Chairman
LEE Shau Kee

Directors
LIU Lit Man*
LEUNG Hay Man*
Colin LAM Ko Yin
David LI Kwok Po*
Ronald CHAN Tat Hung
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing

* Independent Non-executive Director

Managing Director
Alfred CHAN Wing Kin

Executive Director and Company Secretary
Ronald CHAN Tat Hung

Executive Director and Chief Operating Officer
James KWAN Yuk Choi

Registered Office
23rd Floor, 363 Java Road,
North Point, Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong
Investor Services Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Auditor
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
Central,
Hong Kong

Principal Bankers
The Hongkong and Shanghai
Banking Corporation Limited
1 Queen's Road Central,
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central,
Hong Kong

Investor Relations
Corporate Investment and Investor
Relations Department
Tel: 2963 3988
Fax: 2911 9005
e-mail: invrelation@towngas.com

Corporate Communications
Department
Tel: 2963 3493
Fax: 2516 7368
e-mail: ccd@towngas.com

Company Secretarial Department
Tel: 2963 3292
Fax: 2562 6682
e-mail: compsec@towngas.com

FINANCIAL CALENDAR

Half-Year Results	Announced on Thursday, 13th September 2007
Full-Year Results	Announced on Wednesday, 26th March 2008
Annual Report	Posted to Shareholders on Thursday, 24th April 2008
Register of Shareholders	To be closed on Wednesday, 7th May 2008 to Friday, 9th May 2008
Annual General Meeting	To be held on Monday, 19th May 2008
Dividends - Interim	12 cents - Paid on Monday, 22nd October 2007
- Final (Proposed)	23 cents - Payable on Tuesday, 20th May 2008
Bonus Issue of Shares (Proposed)	Share certificates to be posted to Shareholders on Tuesday, 20th May 2008

Both printed English and Chinese versions of this Annual Report are available upon request from the Company and the Company's Registrars free of charge. The website version of this Annual Report is also available on the Company's website.

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
www.towngas.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
ISSUE OF BONUS SHARES AND
RENEWAL OF THE GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held in Hong Kong on Monday, 19th May 2008 at noon at which the above proposals will be considered is set out on pages 11 to 14. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting.

24th April 2008

CONTENTS

EXPECTED TIMETABLE

	2008
Latest date of dealing in Shares cum entitlements to the final dividend and the Bonus Share Issue	Friday, 2nd May
First date of dealing in Shares ex entitlements to the final dividend and the Bonus Share Issue	Monday, 5th May
Latest time for lodging transfers for entitlements to the final dividend and the Bonus Share Issue	4:30 p.m. on Tuesday, 6th May
Book close period (both days inclusive)	From Wednesday, 7th May to Friday, 9th May
Record Date for determination of entitlement to the final dividend and Bonus Share Issue and right to attend and vote at the Annual General Meeting	Friday, 9th May
Register re-opens	Tuesday, 13th May
Proxy forms for the Annual General Meeting to be returned by	Noon on Saturday, 17th May
Annual General Meeting	Noon on Monday, 19th May
Despatch of dividend cheques and certificates for Bonus Shares	Tuesday, 20th May
First date of dealing in Bonus Shares	On or about Thursday, 22nd May

In this document and the appendices the following expressions have the following meanings unless the context otherwise requires:–

"Annual General Meeting"	the annual general meeting of the Company to be held on Monday, 19th May 2008 at noon, notice of which is set out on pages 11 to 14 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Board"	the board of Directors
"Bonus Share Issue"	issue of Bonus Shares
"Bonus Shares"	the Shares proposed to be issued by way of bonus on the terms set out in this document
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	The Hong Kong and China Gas Company Limited
"Directors"	the directors of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	18th April 2008, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	Friday, 9th May 2008, being the date for determination of entitlement to the final dividend and Bonus Shares, and right to attend and vote at the Annual General Meeting
"Register"	the register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of $0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$"	Hong Kong dollars

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. The Hon. Lee Shau Kee, Chairman *
Mr. Liu Lit Man **
Mr. Leung Hay Man **
Mr. Colin Lam Ko Yin *
Dr. The Hon. David Li Kwok Po **
Mr. Ronald Chan Tat Hung
Mr. Lee Ka Kit *
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing *

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

24th April 2008

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS ISSUE OF BONUS SHARES AND RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

1. INTRODUCTION

In the announcement dated 26th March 2008 of the audited results of the Company for the financial year ended 31st December 2007, the Directors proposed the Bonus Share Issue, details of which, together with a proposal to renew general mandates granted to the Directors to issue Shares and repurchase Shares are set out below. In addition, the purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve, *inter alia*, the re-election of retiring Directors, the Bonus Share Issue and the renewal of the general mandates to issue Shares and repurchase Shares.

2. RE-ELECTION OF RETIRING DIRECTORS

According to the Articles of Association, one-third of the non-executive Directors and one-third of the executive Directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97 of the Articles of Association, Dr. The Hon. Lee Shau Kee, Mr. Liu Lit Man and Mr. Leung Hay Man, non-executive Directors, and Mr. James Kwan Yuk Choi, an executive Director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Details and brief biography of each of Dr. The

Hon. Lee Shau Kee, Mr. Liu Lit Man, Mr. Leung Hay Man, and Mr. James Kwan Yuk Choi, are set out in Appendix I to this document.

3. ISSUE OF BONUS SHARES

The Directors recommend a bonus issue of Shares, credited as fully paid by way of capitalisation of part of the Company's share premium account, on the basis of one Bonus Share for every ten existing Shares held by Shareholders whose names are on the Register on the Record Date. The Bonus Shares will rank *pari passu* in all respects with the Shares from their date of issue except that they will not rank for any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2007. Fractional entitlements to Bonus Shares will not be allotted to Shareholders and will be aggregated and sold for the benefit of the Company. As at the Latest Practicable Date, the number of Shares in issue was 6,059,635,986 Shares. On the basis of such figure, and assuming there is no issue or repurchase of Shares prior to the Record Date, the number of Bonus Shares to be issued is 605,963,598 Shares.

4. CONDITIONS OF THE BONUS SHARE ISSUE

The Bonus Share Issue is conditional upon:–

(a) Shareholders approving Resolution 5(I) as set out in the notice of Annual General Meeting of the Company at the Annual General Meeting; and

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Bonus Shares.

5. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Wednesday, 7th May 2008 to Friday, 9th May 2008 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend for the financial year ended 31st December 2007 and Bonus Share Issue, and the right to attend and vote at the Annual General Meeting (or any adjournment thereof). In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed final dividend and Bonus Share Issue, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 6th May 2008.

6. TRADING ARRANGEMENTS

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Bonus Shares. Subject to the granting of listing of and permission to deal on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date on which dealings in the Bonus Shares commence on the Stock Exchange or such other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Settlement of transactions between members of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter.

The Bonus Shares will be traded in board lots of 1,000 Shares each. It is expected that certificates for the Bonus Shares will be posted to Shareholders on Tuesday, 20th May 2008 at their own risk and the first date of dealing in the Bonus Shares will be on or about Thursday, 22nd May 2008.

The Shares are not listed or dealt in on any stock exchange other than the Stock Exchange. The Directors do not intend to apply for listing of or permission to deal in the Bonus Shares on any stock exchange other than the Stock Exchange.

Stamp duty in Hong Kong will be payable in respect of dealings in the Bonus Shares.

7. RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 21st May 2007, ordinary resolutions were passed to renew the general mandates to the Board (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the relevant resolution; and (ii) to allot, issue and otherwise deal with Shares not exceeding, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 21st May 2007 and the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's then issued share capital) of any Shares repurchased by the Company.

Pursuant to the Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 5(II), 5 (III) and 5(IV) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Board wishes to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

As at the Latest Practicable Date, the number of Shares in issue was 6,059,635,986 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Company would be allowed under the general mandate to issue Shares to allot and issue up to 1,211,927,197 Shares representing 20 per cent of the issued share capital of the Company.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the resolution pertaining to the proposed renewal of the share repurchase mandate is set out in the Appendix II to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

8. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 19th May 2008 at noon is set out on pages 11 to 14. At the Annual General Meeting, ordinary resolutions numbered 3, 5(I), 5(II), 5(III) and 5(IV) will be proposed to re-elect the retiring Directors, to approve the Bonus Shares Issue, the renewal of the general mandate for the repurchase of Shares and the renewal of the general mandate to allot, issue and otherwise deal with additional Shares.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting (or any adjournment thereof) even if you have completed and sent in a proxy form.

Pursuant to Article 70 of the Articles of Association, a resolution put to the vote at any general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded. Subject to the Ordinance and the rules prescribed by the Stock Exchange from time to time, a poll may be demanded by:

(a) the chairman of the general meeting; or

(b) at least three Shareholders present in person or by proxy and entitled to vote; or

(c) any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the general meeting; or

(d) any Shareholder or Shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the general meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

9. RECOMMENDATIONS

The Board believes that the re-election of the retiring Directors, Bonus Share Issue and the renewal of the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

Dr. The Hon. LEE Shau Kee G.B.M., D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D.(Hon.),
Chairman & Non-executive Director

Aged 79. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 50 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited, all of which are listed public companies. He is also a Director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August 2005). He served as a Director of Henderson Cyber Limited (being a listed company in Hong Kong until its privatisation on 12th December 2005) until his resignation in March 2007. Save as disclosed, Dr. Lee did not hold any directorship in other listed public companies in the last three years. Dr. Lee was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Dr. Lee is also a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Timpani Investments Limited ("Timpani Investments"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Dr. Lee has personal interest of 3,548,791 Shares (representing 0.06 per cent of the issued share capital of the Company) and a corporate interest of 2,459,824,950 Shares (representing 40.59 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He also has a corporate interest of 887,672,901 shares (45.35 per cent) in Towngas China Company Limited, 9,500 shares (95 per cent) in Lane Success Development Limited and 2 shares (100 per cent) in Yieldway International Limited, all of which are associated corporations of the Company.

The term of office for Dr. Lee will expire on 31st December 2008 and is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee and additional fee as Chairman payable to him were reviewed by the remuneration committee of the Company. His director's fee, additional fee as Chairman and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2007, Dr. Lee received a fixed remuneration of $260,000 as director's fee and additional fee as Chairman and other emoluments of approximately $85,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Dr. Lee's re-election that need to be brought to the attention of the Shareholders.

Mr. LIU Lit Man G.B.S., J.P., F.I.B.A., *Independent Non-executive Director*

Aged 78. Mr. Liu was appointed to the Board in 1975. He is the Executive Chairman of Chong Hing Bank Limited (formerly known as Liu Chong Hing Bank Limited), Chairman of Liu Chong Hing Investment Limited and a Director of COSCO Pacific Limited, all of which are listed public companies. Save as disclosed, Mr. Liu did not hold any directorship in other listed public companies in the last three years. Mr. Liu is also the Chairman of Chong Hing Insurance Company Limited (formerly known as Liu Chong Hing Insurance Company Limited). He was formerly a Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is a Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, a Manager of Liu Po Shan Memorial College, a Director of New Asia College of the Chinese University of Hong Kong, a founding member of the Court of the Hong Kong Polytechnic University and the founder of Chiu Chow Association Secondary School.

As at the Latest Practicable Date, Mr. Liu has personal interest of 1,956,548 Shares (representing 0.03 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office for Mr. Liu will expire on 31st December 2008 and is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company. His director's fee and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2007, Mr. Liu received a fixed remuneration of $230,000 as director's fee and other emoluments of approximately $16,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Liu's re-election that need to be brought to the attention of the Shareholders.

Mr. LEUNG Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S., *Independent Non-executive Director*

Aged 73. Mr. Leung was appointed to the Board in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited, all of which are listed public companies. Save as disclosed, Mr. Leung did not hold any directorship in other listed public companies in the last three years. Henderson Land Development has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Leung has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office for Mr. Leung will expire on 31st December 2008 and is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company. His director's fee and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2007, Mr. Leung received a fixed remuneration of $230,000 as director's fee and other emolument of approximately $5,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Leung's re-election that need to be brought to the attention of the Shareholders.

Mr. James KWAN Yuk Choi J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E., *Executive Director and Chief Operating Officer*

Aged 56. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a Director of Towngas China Company Limited ("Towngas China"), a listed public company. Save as disclosed, Mr. Kwan did not hold any directorship in other listed public companies in the last three years.

Mr. Kwan is a director of major local and overseas subsidiary companies of the Group. He is also a Director and Deputy President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and a Director of the Group's several joint venture companies in mainland China. He is currently a member of the Gas Safety Advisory Committee of the Hong Kong Special Administrative Region and was President of the Institution of Gas Engineers, UK in 2000/2001 and the Hong Kong Institution of Engineers in 2004/2005. Mr. Kwan is a Member of the Eleventh Nanjing Committee of the Chinese People's Political Consultative Conference.

As at the Latest Practicable Date, Mr. Kwan has personal interest of 39,930 Shares and family interest of 45,241 Shares (both representing less than 0.01 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He also has interest in 3,000,000 share options granted by Towngas China, an associated corporation of the Company, to subscribe for 3,000,000 shares (0.15 per cent) of Towngas China.

As at the Latest Practicable Date, Mr. Kwan has no fixed nor proposed term of director's service but is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company. His director's fee and other emoluments are determined with reference to his duties and responsibilities and the Company's performance and profitability. For the financial year ended 31st December 2007, Mr. Kwan received a fixed remuneration of $130,000 as director's fee and other emoluments of approximately $11,530,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Kwan's re-election that need to be brought to the attention of the Shareholders.

The following is the explanatory statement required to be sent to Shareholders under the Listing Rules in connection with the proposed renewal of the general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "Shares" means share(s) of all classes in the capital of the Company and includes shares of $0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 5(II) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the renewal of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up shares representing up to 10 per cent of the Shares in issue as at the date of such Resolution. As at the Latest Practicable Date, the number of Shares in issue was 6,059,635,986 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Directors would be authorised to repurchase up to 605,963,598 Shares.

(ii) The Directors believe that the ability to repurchase Shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets per Share and/or earnings per Share. The Directors are seeking the renewal of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company in accordance with the Articles of Association and the laws of Hong Kong.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the annual report for the financial year ended 31st December 2007) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares to the Company in the event that the general mandate is renewed.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at the Latest Practicable Date, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,548,791 Shares personally (0.06 per cent of the total issued Shares). In addition, 2,459,824,950 Shares (40.59 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("Henderson Development"), Fu Sang Company Limited ("Fu Sang") and some of the subsidiaries of Faxson Investment Limited ("Faxson Investment"). Faxson Investment was a wholly-owned subsidiary of Henderson Land Development Company Limited, a subsidiary of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of Henderson Development and Fu Sang. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins.

(viii) Together with his personal shareholding in the Company, Dr. Lee Shau Kee was interested in 2,463,373,741 Shares (40.65 per cent of the total issued Shares) as at the Latest Practicable Date. If the repurchase mandate is exercised in full by the Company and assuming that Dr. Lee Shau Kee does not dispose of any of his Shares, his percentage shareholding in the Company will amount to 45.17 per cent of the total issued Shares. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(ix) The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(x) No "connected person" (as defined in the Listing Rules) has notified the Company that it has a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares held by them to the Company in the event that the general mandate is renewed by the Shareholders.

(xi) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest ($)	Lowest ($)
April 2007	17.145 *A*	15.855 *A*
May 2007	17.480	16.260
June 2007	16.800	16.000
July 2007	19.180	16.480
August 2007	18.300	16.120
September 2007	18.360	17.700
October 2007	20.950	18.540
November 2007	23.900	19.240
December 2007	24.300	21.300
January 2008	24.100	20.050
February 2008	23.550	20.950
March 2008	23.800	21.250

A – Adjusted for the bonus issue 1 for 10 with effect from 8th May 2007.

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail.)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 19th May 2008 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2007 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (I) "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors of the Company, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 9th May 2008 be capitalised and the Directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 9th May 2008 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 9th May 2008 on the basis of one Bonus Share for every ten Shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank pari passu in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2007 and that the Directors of the Company be and are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company and further that the Directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the issue of the Bonus Shares."

(II) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(III) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights

Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(III); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(IV) "**THAT** conditional upon the passing of Resolutions 5(II) and 5(III) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5(III) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 24th April 2008

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 7th May 2008 to Friday, 9th May 2008, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 6th May 2008.

5. If approved, the dividend will be payable on Tuesday, 20th May 2008. Share certificates for the Bonus Shares will be dispatched to shareholders on the same day.

此乃要件　請即處理

閣下對本文件各方面內容或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(股份代號：3)

股東週年大會通告
建議
重選退任董事
派送紅股
及
一般性授權
發行股份及購回股份的更新

香港中華煤氣有限公司訂於2008年5月19日星期一中午舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第11頁至第14頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及盡快交回，最遲須於大會指定舉行時間48小時前交回。

2008年4月24日

目　錄

頁次

2008年

買賣帶有可獲派發末期股息及紅股之股份之最後日期	5月2日星期五
買賣未帶有可獲派發末期股息及紅股之股份之首日	5月5日星期一
交回有關過戶文件以獲派發末期股息及紅股之最後期限	5月6日星期二下午4時30分
暫停辦理過戶登記(包括首尾兩天)	由5月7日星期三至5月9日星期五
確定對末期股息及派送紅股之享有權,以及有權出席股東週年大會及於會上投票之記錄日期	5月9日星期五
恢復辦理過戶登記	5月13日星期二
交回股東週年大會代表委任表格	5月17日星期六中午前
股東週年大會	5月19日星期一中午
寄發股息支票及紅股股票	5月20日星期二
首日買賣紅股	5月22日星期四或前後

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2008年5月19日星期一中午舉行之本公司股東週年大會，大會通告載於本文件第11頁至第14頁
「組織章程細則」	指	不時修訂的本公司組織章程細則
「董事會」	指	董事會
「派送紅股」	指	建議之紅股派送
「紅股」	指	建議按本文件所述條款發行作為紅利之股份
「中央結算系統」	指	由結算公司設立及經營之中央結算及交收系統
「本公司」	指	香港中華煤氣有限公司
「董事」	指	本公司的董事
「結算公司」	指	香港中央結算有限公司
「最後實際可行日期」	指	2008年4月18日，即本文件付印前確定本文件所載之若干資料之最後實際可行日期
「《上市規則》」	指	《聯交所證券上市規則》
「《條例》」	指	《公司條例》(香港法例第32章)
「記錄日期」	指	2008年5月9日星期五，即確定可獲發末期股息及紅股，以及有權出席股東週年大會及於會上投票之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25元之股份
「聯交所」	指	香港聯合交易所有限公司
「元」	指	香港幣值

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

董事：
李兆基博士（主席）*
廖烈文先生**
梁希文先生**
林高演先生*
李國寶博士**
陳達雄先生
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

註冊辦事處：
香港
北角渣華道363號
23樓

* 非執行董事
** 獨立非執行董事

敬啟者：

建議重選退任董事 派送紅股及 一般性授權發行股份及購回股份的更新

1. 緒言

於2008年3月26日公布本公司截至2007年12月31日止財政年度經審核業績時，董事會建議派送紅股。建議派送紅股的細節連同有關更新給予董事會發行股份及購回股份之一般性授權之建議詳見下文。除此以外，本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮，其中包括，並在各股東認為適當之情況下通過決議案，以重選退任董事、批准派送紅股及更新發行股份及購回股份之一般性授權。

2. 重選退任董事

根據組織章程細則，在每一屆之股東週年大會上，三分之一之非執行董事及三分之一之執行董事須輪值告退。根據組織章程細則第97條，於本屆股東週年大會舉行時，李兆基博士、廖烈文先生及梁希文先生（本公司之非執行董事）及關育材先生（本公司之執行董事）輪

值告退，但仍可再選連任。有關李兆基博士、廖烈文先生、梁希文先生及關育材先生之個人資料載於本文件之附錄一。

3. 派送紅股

董事會建議以本公司部分股本溢價賬撥充股本，按記錄日期名列股東名冊之股東每持有十股現有股份獲派送一股紅股之基準，以紅利方式發行入賬列作繳足股款之股份。該等紅股將由發行日期起在各方面與股份享有同等權益，惟無權享有本公司宣布或建議派發截至2007年12月31日止財政年度之任何股息。零碎紅股將不會派發給股東，而會彙集及出售，所得收益撥歸本公司所有。於最後實際可行日期，已發行之股份數目為6,059,635,986股股份。以該數字為基準，及假設於記錄日期前本公司並無發行或回購股份，則將發行之紅股數目為605,963,598股股份。

4. 派送紅股之條件

派送紅股之條件為：

(a) 股東於本公司股東週年大會上批准載於股東週年大會通告第5(I)項決議案；及

(b) 聯交所上市委員會批准紅股上市及買賣。

5. 暫停辦理股份過戶登記

本公司將由2008年5月7日星期三至2008年5月9日星期五（包括首尾兩天）暫停辦理股份過戶登記，以確定股東對擬派截至2007年12月31日止財政年度之末期股息及獲派送紅股所應享有之權利，以及有權出席股東週年大會（包括其續會）及於會上投票。為確保有資格收取建議之末期股息及紅股，以及有權出席股東週年大會（包括其續會）及於會上投票，所有股份過戶文件連同有關股票，必須於2008年5月6日星期二下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716舖。

6. 買賣安排

有關紅股上市及買賣之申請，已提交聯交所上市委員會。在有關紅股在聯交所上市及買賣之申請獲批准及遵守結算公司接納股份規定之條件下，紅股將由其開始在聯交所買賣之日或由結算公司決定之其他日期起，被結算公司接納為可以存放於中央結算系統並經該系統進行交收及結算之合資格證券。與中央結算系統有關之一切活動均須遵守不時實施之中央結算系統之一般規則及操作程序。

聯交所會員之間於任何交易日內進行之交易須於該交易日之後第二個交易日於中央結算系統結算。

紅股將以每手1,000股股份為買賣單位。預期紅股股票將於2008年5月20日星期二寄予各股東，郵誤風險概由有關股東負責，預期紅股將於2008年5月22日星期四或前後開始買賣。

股份並無於聯交所以外之其他證券交易所上市或買賣。本公司董事不擬向聯交所以外之其他證券交易所提交紅股上市及買賣之申請。

買賣紅股須支付香港印花稅。

7. 一般性授權發行股份及購回股份的更新

本公司在2007年5月21日舉行之上屆之股東週年大會上，通過普通決議更新給予董事會(i)購回面值總額不超過本公司於決議當日已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2007年5月21日之已發行股本面值總額之20%，當配發之股份全為籌集資金者，則不超過本公司於當日之已發行股本面值總額之10%，以及本公司購回之任何股份之面值（最多達本公司當時已發行股本面值總額10%）總額之股份之一般性授權。

根據《條例》及《上市規則》之條款，除非在本屆之股東週年大會上重新作出上述一般性授權，否則此等授權將在本屆之股東週年大會完結時失效。載於股東週年大會通告第5(II)、5(III)及5(IV)項決議案將於本屆之股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

於最後實際可行日期，已發行之股份數目為6,059,635,986股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行及購回股份，根據一般性授權，本公司將獲授權配發及發行最多1,211,927,197股股份，即已發行股本之20%。

遵照《上市規則》之規定寄予股東之有關回購決議案之說明書載於本文件之附錄二，其中載可能載有所有所需的資料，以供股東就贊成或反對該等決議案時，能作出明智的決定。

8. 股東週年大會

建議於2008年5月19日星期一中午12時正在香港中環金融街八號四季酒店四季大禮堂舉行本公司股東週年大會之通告載於第11頁至第14頁。在股東週年大會上，第3、5(I)、5(II)、5(III)及5(IV)項普通決議案將被提出，以重選退任董事、批准派送紅股、更新購回股份之一般性授權以及更新配發、發行及以其他方式處置新增股份之一般性授權。

隨本文件附奉股東週年大會之代表委任表格。無論 閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-1807室，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可出席股東週年大會（包括其續會）及投票。

根據組織章程細則第70條，於任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求適當地被提出（在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時）。除《條例》及聯交所不時規定之規則另有規定，下述人士可以提出以投票方式表決：

(a) 股東大會主席；或

(b) 至少三名親身或由委任代表出席並有權表決之股東；或

(c) 佔全體有權在該股東大會上投票的股東的總投票權不少於十分之一的一名或多於一名親身或由委任代表出席之股東；或

(d) 持有授予在股東大會上表決權利之股份之一名或多於一名親身或由委任代表出席之股東，而就股份已繳足的總款額乃相等於不少於授予該表決權的全部股份已繳足總款額的十分之一。

股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

9. 推薦意見

董事會相信重選退任董事、派送紅股及更新一般性授權購回股份及發行新股份符合本公司及其股東之利益，因此建議 閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2008年4月24日

李兆基博士　*主席及非執行董事*

79歲，於1978年獲委任為本公司董事，並於1983年獲委任為本公司主席。李博士從事香港地產發展逾50年，現為恒基兆業地產有限公司（「恒基地產」）及恒基兆業發展有限公司之主席兼總經理，及為美麗華酒店企業有限公司之董事長。此外，他亦為新鴻基地產發展有限公司之副主席及香港小輪（集團）有限公司及東亞銀行有限公司之董事，該等公司均為上市公眾公司。他亦為恒基中國集團有限公司（於2005年8月15日私有化前為香港之上市公司）之董事。他曾擔任恒基數碼科技有限公司（於2005年12月12日私有化前為香港上市之公司）之董事，並於2007年3月辭任。除上述外，李博士於過去三年並無出任其他上市公眾公司之董事。李博士於2007年獲香港特別行政區政府頒授大紫荊勳章。李博士是本公司非執行董事李家傑先生及李家誠先生之父親。

李博士亦為恒基兆業有限公司（「恒基兆業」）、Hopkins (Cayman) Limited（「Hopkins」）、Rimmer (Cayman) Limited（「Rimmer」）、Riddick (Cayman) Limited（「Riddick」）、Timpani Investments Limited（「Timpani Investments」）、迪斯利置業有限公司（「迪斯利置業」）、Medley Investment Limited（「Medley Investment」）及Macrostar Investment Limited（「Macrostar Investment」）之董事。恒基地產、恒基兆業、Hopkins、Rimmer、Riddick、Timpani Investments、迪斯利置業、Medley Investment及Macrostar Investment持有根據《證券及期貨條例》須予披露本公司股份權益。

於最後實際可行日期，李博士持有根據《證券及期貨條例》第XV部所指之個人權益3,548,791股股份，佔本公司已發行股本0.06%，及公司權益2,459,824,950股股份，佔本公司已發行股本40.59%。他亦擁有本公司相聯法團之公司權益，包括港華燃氣有限公司887,672,901股（45.35%），隆業發展有限公司9,500股（95%）及溢匯國際有限公司2股（100%）。

李博士之任期將於2008年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。李博士所收取之董事袍金及主席額外袍金已經由本公司之薪酬委員會檢討。李博士之董事袍金，主席額外袍金及其他薪酬是根據其職責建議考慮。截至2007年12月31日止財政年度，李博士收取本公司定額酬金共260,000元作為董事及主席額外袍金及其他薪酬約85,000元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於李博士的重選而需要股東知悉之事項。

廖烈文先生　獨立非執行董事

78歲，於1975年獲委任為本公司董事。廖先生現任創興銀行（前稱廖創興銀行）之行政主席、廖創興企業有限公司董事長，及為中遠太平洋有限公司董事，該等公司均為上市公眾公司。除上述外，廖先生於過去三年並無出任其他上市公眾公司之董事。廖先生亦為創興保險有限公司（前稱廖創興保險有限公司）董事長。廖先生曾任東華三院總理、香港潮州商會會長（現任該會永遠名譽會長），國際潮團聯誼年會創辦人及首屆主席（現任該會永遠名譽主席）、香港中華總商會常務會董、廖寶珊紀念書院校董、香港中文大學新亞書院校董、香港理工大學顧問委員會首屆委員及潮州會館中學創辦人。

於最後實際可行日期，廖先生持有根據《證券及期貨條例》第XV部所指之個人權益1,956,548股股份，佔本公司已發行股本0.03%。

廖先生之任期將於2008年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。廖先生所收取之董事袍金已經由本公司之薪酬委員會檢討。廖先生之董事袍金及其他薪酬是根據其職責建議考慮。截至2007年12月31日止財政年度，廖先生收取本公司定額酬金230,000元作為董事袍金及其他薪酬約16,000元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於廖先生的重選而需要股東知悉之事項。

梁希文先生　獨立非執行董事

73歲，於1981年獲委任為本公司董事。梁先生是恒基兆業地產有限公司（「恒基地產」）、恒基兆業發展有限公司及香港小輪（集團）有限公司之非執行董事，該等公司均為上市公眾公司。除上述外，梁先生於過去三年並無出任其他上市公眾公司之董事。恒基地產持有根據《證券及期貨條例》須予披露之本公司股份權益。

於最後實際可行日期，梁先生並無與本公司任何董事、高層管理人員、主要股東或控股股東有任何關係。此外，梁先生並無持有根據《證券及期貨條例》第XV部所指之本公司股份權益。

梁先生之任期將於2008年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。梁先生所收取之董事袍金已經由本公司之薪酬委員會檢討。梁先生之董事袍金及其他薪酬是根據其職責建議考慮。截至2007年12月31日止財政年度，梁先生收取本公司定額酬金230,000元作為董事袍金及其他薪酬約5,000元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於梁先生的重選而需要股東知悉之事項。

關育材先生 *執行董事暨營運總監*

56歲，關先生於1975年加入本公司工程科，曾擔任本公司工程策劃及發展部和市務部主管，並於1989年獲擢升為工程科總經理，其後於1997年1月獲委任為本公司董事，同年5月出任董事暨市務及客戶服務科總經理，2002年7月出任執行董事兼商務總監，並於2003年1月出任現職。關先生並為一上市公眾公司港華燃氣有限公司（「港華燃氣」）之董事。除上述外，關先生於過去三年並無出任其他上市公眾公司之董事。

關先生是本集團本港及海外主要附屬公司之董事，他亦為本集團內地投資控股公司港華投資有限公司之董事暨常務副總裁，以及本集團內地數家合資企業之董事。關先生現為香港特別行政區氣體安全諮詢委員會成員。他曾於2000/2001年擔任英國氣體工程師學會會長及為2004/2005年度之香港工程師學會會長。關先生現為中國人民政治協商會議南京市第十一屆委員會委員。

於最後實際可行日期，關先生持有根據《證券及期貨條例》第XV部所指之個人權益39,930股股份及家族權益45,241股股份，兩者都佔本公司已發行股本少於0.01%。他亦擁有本公司相聯法團港華燃氣授出可認購3,000,000股港華燃氣股份之3,000,000份購股權中之權益(0.15%)。

於最後實際可行日期，關先生並無固定或建議任期，惟他須根據組織章程細則之規定輪值告退及再選連任。關先生所收取之董事袍金已經由本公司之薪酬委員會檢討。關先生之董事袍金及其他薪酬是根據其職責建議及本公司盈利表現考慮。截至2007年12月31日止財政年度，關先生收取本公司定額酬金130,000元作為董事袍金及其他薪酬約11,530,000元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於關先生的重選而需要股東知悉之事項。

以下為《上市規則》規定就更新一般性授權購回股份之建議須寄予股東之說明書。說明書並構成《條例》第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第5 (II)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份的更新。於最後實際可行日期，已發行之股份數目為6,059,635,986股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行及購回股份，董事會將獲授權購回最多605,963,598股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加每股資產淨值及/或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將根據組織章程細則及香港法律從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率（與截至2007年12月31日止財政年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較）可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或（就各董事作出合理查詢後所知）各董事之任何聯繫人士（定義見《上市規則》）現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照《上市規則》及香港法律，根據一般性授權行使本公司購回股份之權力。

(vii) 於最後實際可行日期，主席李兆基博士個人實益擁有3,548,791股股份（佔已發行股份總數之0.06%）。此外，2,459,824,950股股份（佔已發行股份總數之40.59%）則由恒基兆業有限公司（「恒基兆業」）一間附屬公司、富生有限公司（「富生」）及Faxson Investment Limited（「Faxson Investment」）若干附屬公司實益擁有。Faxson Investment是恒基兆業地產有限公司（「恒基地產」）之全資附屬公司，而恒基地產則為恒基兆業之附屬公司。Rimmer (Cayman) Limited（「Rimmer」）作為一全權信託之受託人擁有一單位信託（「單位信託」）之大部分單位權益。Hopkins (Cayman) Limited（「Hopkins」）作為上述單位信託之受託人，實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。

(viii) 連同其個人股份，李兆基博士於最後實際可行日期擁有2,463,373,741股股份（佔已發行股份總數之40.65%）。假設本公司全面行使一般性購回股份之授權及李兆基博士沒有出售其擁有之任何股份，李兆基博士擁有之股份佔已發行股份總數之45.17%。因此，根據《香港公司收購及合併守則》第26條，行使該項授權可能導致須向股東作出全面收購建議。

(ix) 在最後實際可行日期前6個月內，本公司並無在聯交所購回任何股份（不論是否在聯交所進行）。

(x) 本公司之「關連人士」（定義見《上市規則》）概無知會本公司彼等現擬出售股份予本公司，彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

(xi) 股份於過去12個月在聯交所之最高及最低成交市價如下:

	最高 (元)	最低 (元)
2007年4月	17.145 A	15.855 A
2007年5月	17.480	16.260
2007年6月	16.800	16.000
2007年7月	19.180	16.480
2007年8月	18.300	16.120
2007年9月	18.360	17.700
2007年10月	20.950	18.540
2007年11月	23.900	19.240
2007年12月	24.300	21.300
2008年1月	24.100	20.050
2008年2月	23.550	20.950
2008年3月	23.800	21.250

A – 2007年5月8日生效之每持十股股份獲派一股紅股作出調整

(如中文譯本之文義與英文原本有歧異時,應以英文原本為準)

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

敬啟者：本公司訂於2008年5月19日星期一中午12時正假座香港中環金融街八號四季酒店四季大禮堂舉行股東週年大會，議程如下：

1. 省覽截至2007年12月31日止財政年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重新委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師，並授權本公司董事會釐訂其酬金。

5. 視為特別事項處理，考慮採納下列決議案，如認為適當，即為普通決議：

(I) 「**動議**：在獲得香港聯合交易所有限公司上市委員會（「上市委員會」）批准根據本決議案而發行之本公司股本中每股面值港幣0.25元之新股份（「紅股」）上市及買賣後，按照本公司董事會之建議，將一筆記入本公司股份溢價賬且相等於本公司在2008年5月9日之已發行股本面值總額之十分之一之款項撥作資本，並授權本公司董事會將該筆款項用作繳足本公司股本中數目相等於2008年5月9日已發行之股份數目之十分之一之紅股之面值。上述紅股將入賬列為繳足股份及分派予於2008年5月9日名列於本公司股東名冊之人士，比例為當日每持十股股份獲派一股紅股。根據本決議案而配發及發行之紅股將與現有之已發行股份在各方面均享有同樣權益，惟不會獲派本公司就截至2007年12月31日止財政年度宣派或建議派付之任何股息。此外，授權本公司董事出售任何因上述分派而出現之零碎紅股及將所得之淨收益撥歸本公司所有，並授權本公司董事辦理一切所需及恰當的手續及事項，以便發行紅股。」

(II) 「動議：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司購回股份之一切權力；

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%，而上述之批准應以此為限；

(c) 就本決議案而言：

「有關期間」指由通過本決議案起計直至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 根據法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(III) 「動議：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證；

(b) 除了在(i)供股；或(ii)根據本公司發行之任何認股權證或可轉換為股份之證券之條款行使購股權或換股權而發行股份之情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論其為依據認股權所配發與否）之股本面值總額不得超過本公司於通

過本決議案當日之已發行股本面值總額之20%；倘配發之股份全為籌集資金者，則不得超過本公司於通過本決議案當日之已發行股本面值總額之10%；及

(c) 就本決議案而言：

「有關期間」及「股份」與本股東週年大會通告第5項第(II)段之決議案所賦予之涵義相同，惟「有關期間」之定義中「本決議案」應被理解為本第5項第(III)段之決議案；及

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時之持股比例供股（惟本公司董事會有權就零碎股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他本公司董事會認為必須或適當之安排）。」

(IV) 「動議：在本股東週年大會通告第5項第(II)段及第(III)段之動議獲得通過之條件下，擴大根據上文第5項第(III)段之決議案授予本公司董事會現已生效由本公司董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予將會或可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第5項第(II)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

承董事會命
執行董事及公司秘書
陳達雄　謹啟

香港，2008年4月24日

附註：

1. 本公司董事會表示目前並無意購回任何現有股份或發行任何新股或認股權證（除發行紅股外）。

2. 凡有權出席股東大會及投票之股東，均可委派一位或多於一位代表出席會議及如以投票方式表決，代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件（如有）或經公證人簽署證明之有關授權書或授權文件副本，最遲須於股東大會或其任何續會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-1807室，方屬有效。

3. 股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

4. 本公司將由2008年5月7日星期三至2008年5月9日星期五（包括首尾兩天）暫停辦理股份過戶登記。為確保有權出席股東週年大會（包括其續會）及於會上投票，以及有資格收取建議發行之紅股及末期股息，所有股份過戶文件連同有關股票，必須於2008年5月6日星期二下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716舖。

5. 如股東大會通過，股息將於2008年5月20日星期二派發。紅股之股票將於同日寄發予各股東。

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

PROXY FORM (ANNUAL GENERAL MEETING — 19TH MAY 2008)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint * the Chairman of the Meeting, DR. THE HON. LEE SHAU KEE, or failing him, *MR. COLIN LAM KO YIN, or failing him, *MR. LEE KA KIT, or failing him, *MR. LEE KA SHING (all of whom are Directors of the Company), OR

____

(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 19th May 2008 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2007 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Dr. The Hon. Lee Shau Kee as Director		
3(II).	To re-elect Mr. Liu Lit Man as Director		
3(III).	To re-elect Mr. Leung Hay Man as Director		
3(IV).	To re-elect Mr. James Kwan Yuk Choi as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5(I).	To approve the issue of Bonus Shares		
5(II).	To approve the renewal of the general mandate to the Directors for repurchase of Shares		
5(III).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares		
5(IV).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 5(II)		

FULL NAME(S) OF
SHAREHOLDER(S)______________________ (ENGLISH) ______________________(CHINESE)

ADDRESS____

______________________________ CONTACT TEL. NO.______________________

SIGNATURE(S)__________________________ DATED THIS__________DAY OF__________2008

Notes:

1. Please indicate with a "✓" in the spaces beside each resolution on how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.

2. If there are joint holders of any Share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.

4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

5. A proxy need not be a member of the Company.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

（股份代號：3）

（2008年5月19日舉行之股東週年大會）
代表委任表格

本人／吾等為香港中華煤氣有限公司（「本公司」）之股東，並有權在下述之會議中投票，茲委任*大會主席李兆基博士，如其未能出任，或*林高演先生，如其未能出任，或*李家傑先生，如其未能出任，或*李家誠先生（彼等皆為本公司之董事），或

____

（請填寫擬委任為代表人士之姓名及地址）

為本人／吾等之代表，代表本人／吾等出席於2008年5月19日舉行之股東週年大會及其任何續會，及就下列載於股東週年大會通告之決議案，按以下指示或倘若未有給予指示，則按本人／吾等之代表認為適當之做法投票表決。

	決議案	贊成	反對
1.	省覽截至2007年12月31日止財政年度之年結及董事會及核數師之報告書		
2.	宣布分派末期股息		
3(I).	重新選舉李兆基博士為董事		
3(II).	重新選舉廖烈文先生為董事		
3(III).	重新選舉梁希文先生為董事		
3(IV).	重新選舉關育材先生為董事		
4.	重新委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐訂其酬金		
5(I).	通過派送紅股		
5(II).	通過授予董事會一般權力，以購回本公司之股份的更新		
5(III).	通過授予董事會一般權力，以發行本公司之額外股份的更新		
5(IV).	授權董事會配發、發行或以其他方式處置相等於根據第5(II)項決議案授權而購回之股份數目之額外股份		

股東姓名______________________（英文）______________________（中文）

地址____

______________________ 聯絡電話 ______________________

簽名______________________ 日期：2008年________月________日

附註：

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時 閣下希望代表如何代 閣下投票。倘若 閣下未有表明代表應如何投票時，則代表可自行決定投票贊成或反對或放棄投票。
2. 如屬聯名股東，則只需其中一位聯名股東簽署。任何一位聯名股東可親自或委任代表出席會議進行投票，猶如該位聯名股東獨自持有全部該等聯名股份一般。但倘若超過一位該等聯名股東親自出席或委任代表出席會議時，則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言，在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。
3. 若股東為一法團，則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。
4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件（如有）或經公證人簽署證明之有關授權文件之副本，最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806－1807室，方屬有效。
5. 代表毋須為本公司之股東。

* *若 閣下擬委任董事以外之其他人士為其代表，則請將上述董事姓名刪去。代表委任書之每項更正，均須由簽署人加簽確認。*

Towngas
The Hong Kong and China Gas Company Limited

28 April 2008

Our ref: CS/GL/L/08-03

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of the announcement on 12 March 2008 in respect of the Date of Board Meeting;

2. A copy of the announcement on 26 March 2008 in respect of the Preliminary Announcement of 2007 Annual Results;

3. A copy of the announcement on 24 April 2008 in respect of the Notice of Annual General Meeting;

4. A copy of the announcement on 24 April 2008 in respect of the Closure of Register of Members;

5. A copy of 2007 Annual Report;

6. A copy of the circular to shareholders in respect of Notice of Annual General Meeting, Proposals for Re-election of Retiring Directors, Issue of Bonus Shares and Renewal of the General Mandates to Issue Shares and Repurchase Shares;

7. A copy of Proxy Form (Annual General Meeting – 19 May 2008).

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

DATE OF BOARD MEETING

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 26th March 2008 to, among other matters, consider and approve the annual results of the Company and its subsidiaries for the year ended 31st December 2007 and its publication and to consider the payment of a final dividend, if any.

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 12th March 2008

As at the date of this announcement, the Board of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

RECEIVED

PRELIMINARY ANNOUNCEMENT OF 2007 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The performance of the Group's gas business in Hong Kong remained steady in 2007 and related profit was stable. The local gas market is maturing in the face of keen competition from other residential, commercial and industrial energy suppliers. The Group has endeavoured to enhance its operational efficiency, given increasing operating costs associated with an inflationary local economy. The Group expects performance of its gas business to continue to remain stable in future.

Profit after taxation attributable to shareholders of the Group for the year amounted to HK$9,269.6 million. The increase in profits was mainly due to a one-off gain, profit from the sale of properties and a revaluation surplus from investment properties, totalling HK$6,471.1 million in all. This comprised a HK$2,235.7 million one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited by way of asset injection, HK$2,775.0 million from the Group's share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, HK$1,269.4 million from the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex, and HK$191.0 million from a revaluation surplus from another investment property, Grand Waterfront. In comparison, in 2006, the Group's share of profits from the sale of properties was HK$1,779.4 million and its share of a revaluation surplus from an investment property was HK$858.8 million. The substantial one-off gain will not be repeated in 2008 and profit from sale of properties will reduce in the coming year.

Earnings per share relating to the Group's profit after taxation for principal businesses for the year amounted to HK 53.1 cents, an increase of 3.2 per cent over 2006.

During the year under review, the Group invested HK$1,595.2 million in pipelines and facilities in Hong Kong and the mainland.

GAS BUSINESS IN HONG KONG

The Company's gas sales did not keep pace with economic growth in Hong Kong during 2007. As a result of higher temperatures and an extremely hot summer, compounded by keen competition in the energy sector, the volume of residential gas sales decreased slightly by 1.6 per cent compared with 2006, a continuing downward trend. At the same time, despite thriving hotel and restaurant sectors, the volume of commercial and industrial gas sales increased slightly by 2.1 per cent in comparison to the previous year. Overall, total volume of gas sales in Hong Kong for 2007 remained at a similar level to 2006. As at the end of 2007, the number of customers was 1,646,492, an increase of 23,844 over 2006.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083)

The Group has an approximately 45.4 per cent interest in Panva Gas Holdings Limited ("Panva Gas") which was renamed as Towngas China Company Limited ("Towngas China") on 23rd May 2007. The well-recognised and reputable brand name "Towngas" in Chinese has been adopted by the Group for its mainland city-gas businesses. In acquiring Panva Gas, the Group extended the geographical reach of its piped city-gas projects on the mainland.

In mid 2007, Towngas China raised approximately HK$700 million by way of an open offer of one offer share for every ten shares. This increased the number of Towngas China shares held by the Group to approximately 850 million shares and provided an additional capital injection of approximately HK$300 million to Towngas China. Following a further acquisition of approximately 37 million shares, the Group currently holds approximately 890 million Towngas China shares.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses are progressing well. The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into the Group and extended the Group's footprint in north-eastern and south-western China. With the re-structuring at state level of the country's energy mix and the possibility of on-going high international oil prices, the Group, besides investing in piped city-gas projects, is also endeavouring to develop emerging energy projects, including the exploitation and utilisation of coalbed gas and natural gas and projects involving coal-based energy, the chemical industry and environmentally-friendly vehicle fuels. These endeavours are progressing well. The exploitation and utilisation of emerging energies, which can be used as substitutes for petroleum products, are expected to have good prospects, creating more investment opportunities in the energy sector for the Group.

The Group's first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province; commissioning is anticipated by mid 2008. As the components of coalbed gas are similar to those of natural gas, coalbed gas has the potential to become an important environmentally-friendly energy fuel. In September 2007, a further joint venture agreement relating to the second phase of this project was concluded to increase the production capacity of liquefied coalbed gas.

The Group established its first energy exploitation joint venture in early 2007 in Jilin province. By participating in the exploitation and sale of petroleum and natural gas, the Group will be able to provide additional gas sources for downstream gas projects. Experience gained from this project will help the Group to develop other similar upstream energy projects in the mainland.

The Group's midstream energy projects are also making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a new joint venture established in 2007 that invests in the construction of natural gas pipelines and the exploitation of oil resources in Jilin province. These kinds of midstream investments underpin downstream joint venture projects thus enabling the Group to strengthen its piped city-gas market interests in the regions concerned.

Following the acquisition of Panva Gas as an associated company in early March 2007, the Group's piped city-gas projects increased in number. In 2007, the Group further concluded joint venture agreements to invest in piped city-gas projects in Chao An, Guangdong province and Fengcheng, Jiangxi province. The gas market is substantial in both cities because of their prosperous ceramic industries. New projects were also concluded by Towngas China during the year in Qijiang County in Chongqing, Mianyang in Sichuan province and Gongzhuling in Jilin province, bringing the Group's piped city-gas projects to 65 in mainland cities spread across 14 provinces/municipalities in eastern, central, northern, north-eastern, western and south-western China including Guangdong and Shandong provinces. The Group's investment in, and operation of, upstream coalbed gas and natural gas projects will help provide new gas sources for its piped city-gas projects. For example, the major gas source for the project in Chao An, Guangdong province, will be liquefied coalbed gas from Shanxi province. With the implementation of a state plan for transmitting natural gas from Sichuan province to eastern and southern China, and a recent increase in the quantity of imported liquefied natural gas, the Group's mainland projects are projected to thrive during the next three years.

The Group is operating water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and managing an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. The Group is able to capture synergies between these water projects and its gas joint ventures, thus achieving cost savings. Both the gas and water sector will gradually become market-based, in line with the opening up of the mainland's utility markets, creating more business opportunities for the Group.

Including Towngas China, the Group currently has a total of 77 projects spread across 16 provinces/municipalities, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and natural gas filling stations.

Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation, with a focus on environmentally-friendly businesses and the energy sector, from a locally-based company centred on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES OF ECO

Since 2000, the Group has been proactively developing environmentally-friendly energy businesses in Hong Kong including dedicated liquefied petroleum gas ("LPG") filling stations, landfill gas projects and an aviation fuel facility. Starting in 2008, the Group will step up endeavours to develop clean, emerging energy projects and will enhance its monitoring of developments in the coal-based chemical industry and in new technology for the production of clean energies such as methanol and dimethyl ether, and of related market trends and potential investment opportunities associated with these alternative fuels. From January 2008, ECO Environmental Investments Limited and its subsidiaries (together known as "ECO") will spearhead the Group's business objectives to develop emerging energy and environmentally-friendly businesses in Hong Kong and the mainland.

Revenue from ECO's dedicated LPG filling stations in Hong Kong increased in 2007 compared to 2006 in line with the territory's continuing economic growth. ECO's landfill gas project also progressed well. Following several years of planning and construction, the North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is transported to Tai Po gas production plant via a 19 km pipeline to partially substitute for naphtha as a fuel for town gas production. Given the success of the NENT project, ECO is now proactively looking for further opportunities to utilise landfill gas at other sites in order to help improve air quality by reducing flare-off of atmospheric-polluting gases.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38. This is an important infrastructure project that will supply aviation fuel directly to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel and will be served by two jetties, one capable of berthing tankers up to 80,000 tonnes and the other tankers up to 40,000 tonnes. The project is on schedule and commissioning is expected in early 2010. The facility will become a major logistics base for supply of aviation fuel in Hong Kong.

On the mainland, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks. The stations are expected to be commissioned in mid 2008. Negotiations concerning several coal-based methanol and ether projects are also progressing well. ECO's emerging energy and environmentally-friendly businesses on the mainland are expected to bring economic benefits to the Group.

PIPELAYING PROJECTS

In order to cope with the demand arising from urban developments in Hong Kong, several substantial pipelaying projects are currently under way.

Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is at the completion stage. Meanwhile, a 19 km pipeline for the transport of landfill gas from the NENT landfill site to Tai Po gas production plant was completed and commissioned in early 2007. Laying of a 15 km pipeline to bring natural gas from Tai Po to Ma Tau Kok gas production plant to partially replace naphtha as feedstock for the production of town gas has now started. Construction of a 9 km pipeline in the western New Territories to strengthen supply reliability is also under way.

PROPERTY DEVELOPMENTS

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up has been good. In late August 2007, newly completed flats were launched to promote further sales and on-site show flats were provided for viewing. The project consists of five apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. Approximately 540,000 square feet were sold during the year, yielding substantial returns for the Group and bringing the total residential area sold by the end of December 2007 to approximately 1.17 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Approximately 370,000 square feet were sold during the year. An overall total of approximately 1.67 million square feet had been sold by the end of December 2007. Residential occupancy started in early 2006.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. Given the increasing number of inbound visitors and continuing economic growth, the occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high and business overall is very successful.

REVALUATION OF TOWN GAS NETWORK SYSTEM

The Company's network system was revalued by American Appraisal China Limited, a wholly owned subsidiary of American Appraisal Associates Inc., a highly reputable international company experienced in asset valuation, at a fair market value of HK$25.8 billion as at 31st December 2007.

COMPANY AWARD

The Group endeavours to protect the environment throughout its operations. The Group was awarded the "2007 Hong Kong Awards for Industries: Environmental Performance Grand Award" by the Business Environmental Council in recognition of the Group's commitment to environmental protection, improvement in environmental performance, and compliance with environmental legislation. The Group was also granted this award in 2004.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,919 at the end of 2007. During the year under review, the Company's customers increased by 23,844 with each employee serving 858 customers, compared to each employee serving 849 customers in 2006. Total remuneration for employees involved directly in the town gas business amounted to HK$632 million for 2007, an increase of HK$19 million in comparison with 2006. The Group offers employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

BONUS ISSUE OF SHARES

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 9th May 2008. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 19th May 2008, and if passed, share certificates will be posted on 20th May 2008.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 9th May 2008. Including the interim dividend of HK 12 cents per share paid on 22nd October 2007, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2008 after bonus share issue shall not be less than that for 2007.

BUSINESS OUTLOOK FOR 2008

The Group's substantial profit for the year 2007 mainly resulted from profit from the sale of properties, a revaluation surplus from investment properties and a one-off book profit from the acquisition of Panva Gas. The substantial one-off gain will not be repeated in 2008 and profit from sale of properties will reduce in the coming year. As the local gas market is maturing, and operating costs are increasing due to rising remuneration and prices of commodities both associated with an inflationary local economy, the Group's gas business in Hong Kong is expected to come under pressure in 2008.

The Company has not increased its basic gas tariff for the past ten years. Nevertheless the Company has made every effort to enhance its operational efficiency while increasing the standard of services provided, maintaining steady performance of its gas business in Hong Kong. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. This has also helped the Company to off-set the economic impact resulting from the surge in international oil prices over the last year.

The Company anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2008. The Group will endeavour to develop upstream, midstream, downstream and emerging energy markets at a faster rate. The Group predicts good prospects for its mainland businesses will continue.

LEE Shau Kee
Chairman
Hong Kong, 26th March 2008

The Board of Directors has pleasure in presenting a summary of results of the Group for the year ended 31st December 2007 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2007

	Note	2007 HK$ Million	2006 HK$ Million
Revenue	2	14,225.5	13,465.3
Total Operating Expenses	3	(8,922.5)	(8,296.2)
		5,303.0	5,169.1
Investment Income		364.3	527.2
Other Gains, Net		2,258.4	-
Interest Expense		(364.0)	(310.2)
Share of Profits less Losses of Associated Companies		1,616.3	1,102.0
Share of Profits less Losses of Jointly Controlled Entities		1,130.0	316.1
Profit before Taxation		10,308.0	6,804.2
Taxation	4	(974.3)	(914.6)
Profit for the Year		9,333.7	5,889.6
Attributable to:			
Shareholders of the Company		9,269.6	5,862.6
Minority Interests		64.1	27.0
		9,333.7	5,889.6
Dividends	5	2,120.9	1,928.1
Earnings per Share – Basic and Diluted, HK cents	6	153.0	96.7 #
Town Gas Sold in Hong Kong, million MJ		27,041.0	27,034.1
Number of Customers in Hong Kong as at 31st December		1,646,492	1,622,648

 # Adjusted for the bonus issue in 2007

CONSOLIDATED BALANCE SHEET
as at 31st December 2007

	Note	2007 HK$ Million	2006 HK$ Million
Assets			
Non-Current Assets			
Property, Plant and Equipment		13,051.6	12,385.9
Investment Property		410.0	-
Leasehold Land		534.1	478.8
Intangible Asset		185.1	48.6
Associated Companies		8,386.5	3,457.0
Jointly Controlled Entities		6,501.7	5,815.0
Available-for-Sale Financial Assets		1,066.9	848.5
Retirement Benefit Assets		42.2	36.1
Other Non-Current Assets		105.8	64.6
		30,283.9	23,134.5
Current Assets			
Completed Property for Sale		99.4	1,147.7
Inventories		987.8	934.2
Trade and Other Receivables	7	4,791.9	4,153.2
Loans to Associated Companies		175.0	2,991.7
Loans to Jointly Controlled Entities		63.0	283.3
Loans to Minority Interests		36.1	-
Housing Loans to Staff		62.5	80.5
Financial Assets at Fair Value through Profit or Loss		1,906.8	1,675.6
Time Deposits over three months		19.9	31.3
Time Deposits up to three months, Cash and Bank Balances		4,818.8	1,730.7
		12,961.2	13,028.2
Current Liabilities			
Trade and Other Payables	8	(3,140.7)	(3,737.9)
Amounts due to Jointly Controlled Entities		(43.9)	-
Provision for Taxation		(498.9)	(834.5)
Borrowings		(3,504.8)	(2,568.6)
		(7,188.3)	(7,141.0)
Net Current Assets		5,772.9	5,887.2
Total Assets less Current Liabilities		36,056.8	29,021.7
Non-Current Liabilities			
Customers' Deposits		(1,046.3)	(1,013.2)
Deferred Taxation		(1,228.2)	(1,131.3)
Borrowings		(4,273.4)	(5,609.2)
Loans from Minority Interests		(9.6)	(49.8)
		(6,557.5)	(7,803.5)
Net Assets		29,499.3	21,218.2
Capital and Reserves			
Share Capital		1,514.9	1,377.2
Share Premium		3,770.1	3,907.8
Reserves		22,098.5	14,141.7
Proposed Dividend		1,393.7	1,267.0
Shareholders' Funds		28,777.2	20,693.7
Minority Interests		722.1	524.5
Total Equity		29,499.3	21,218.2

Notes:

1. **Changes in Accounting Policies**

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Group has applied the following new standard, amendment and interpretation to Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st January 2007. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures which would be included in the annual consolidated accounts.

- HKFRS 7, Financial Instruments: Disclosures
- Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures
- HK (IFRIC) – Int 10, Interim Financial Reporting and Impairment

HKICPA has issued a number of new standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2007. The Group has not early adopted these new and revised HKFRSs.

2. **Segment Information**

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Revenue comprises turnover which includes the following:

	2007 HK$ Million	2006 HK$ Million
Gas Sales before Fuel Cost Adjustment	**7,524.0**	6,988.9
Fuel Cost Adjustment	**1,021.5**	1,359.4
Gas Sales after Fuel Cost Adjustment	**8,545.5**	8,348.3
Equipment Sales	**770.1**	784.8
Maintenance and Services	**272.1**	255.9
Water Sales	**260.9**	209.6
Property Sales	**3,806.3**	3,366.5
Rental Income	**9.6**	-
Other Sales	**561.0**	500.2
	14,225.5	13,465.3

2. **Segment Information (continued)**

(a) **Primary Reporting Format – Geographical Segment**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Company, its subsidiaries, associated companies and jointly controlled entities operate in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2007 HK$ Million	2006 HK$ Million	**2007 HK$ Million**	2006 HK$ Million	**2007 HK$ Million**	2006 HK$ Million
Revenue	**11,883.5**	11,811.9	**2,342.0**	1,653.4	**14,225.5**	13,465.3
Segment Results	**5,338.1**	5,318.1	**370.0**	209.2	**5,708.1**	5,527.3
Unallocated Corporate Expenses					**(405.1)**	(358.2)
					5,303.0	5,169.1
Investment Income					**364.3**	527.2
Other Gains, Net					**2,258.4**	-
Interest Expense					**(364.0)**	(310.2)
Share of Profits less Losses of Associated Companies	**1,486.9**	1,059.1	**129.4**	42.9	**1,616.3**	1,102.0
Share of Profits less Losses of Jointly Controlled Entities	**866.7**	170.5	**263.3**	145.6	**1,130.0**	316.1
Profit before Taxation					**10,308.0**	6,804.2
Taxation					**(974.3)**	(914.6)
Profit for the year					**9,333.7**	5,889.6
Attributable to:						
Shareholders of the Company					**9,269.6**	5,862.6
Minority Interests					**64.1**	27.0
					9,333.7	5,889.6

Share of profits of associated companies includes HK$1,269.4 million (2006: HK$858.8 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities includes HK$866.3 million (2006: HK$170.0 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of the Grand Promenade.

2. **Segment Information (Continued)**

(a) **Primary Reporting Format – Geographical Segment (Continued)**

	Hong Kong		Mainland China		Total	
	2007 HK$ Million	2006 HK$ Million	2007 HK$ Million	2006 HK$ Million	2007 HK$ Million	2006 HK$ Million
Segment Assets	18,865.1	16,178.9	6,033.5	4,731.5	24,898.6	20,910.4
Associated Companies	3,912.8	5,593.6	4,648.7	855.1	8,561.5	6,448.7
Jointly Controlled Entities	1,699.2	1,161.6	4,865.5	4,936.7	6,564.7	6,098.3
Unallocated Assets					3,220.3	2,705.3
Total Assets					43,245.1	36,162.7
Segment Liabilities	(2,034.9)	(2,865.9)	(1,105.8)	(872.0)	(3,140.7)	(3,737.9)
Jointly controlled entities	(28.1)	-	(15.8)	-	(43.9)	-
Unallocated Liabilities					(10,561.2)	(11,206.6)
Total Liabilities					(13,745.8)	(14,944.5)
Capital Expenditures	981.5	1,026.0	702.1	1,329.6	1,683.6	2,355.6
Depreciation	493.7	443.7	181.4	148.6	675.1	592.3
Amortisation	8.5	8.3	4.0	2.7	12.5	11.0

2. **Segment Information (Continued)**

(b) **Secondary Reporting Format – Business Segment**

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water Businesses") and the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property Business").

	2007 HK$ Million	2006 HK$ Million
Revenue		
Gas and Water Businesses	**10,409.6**	10,098.8
Property Business	**3,815.9**	3,366.5
	14,225.5	13,465.3
Total Assets		
Gas and Water Businesses	**21,790.7**	17,371.7
Property Business	**3,107.9**	3,538.7
	24,898.6	20,910.4
Associated Companies	**8,561.5**	6,448.7
Jointly Controlled Entities	**6,564.7**	6,098.3
Unallocated Assets	**3,220.3**	2,705.3
	43,245.1	36,162.7
Capital Expenditures		
Gas and Water Businesses	**1,600.5**	2,317.7
Property Business	**83.1**	37.9
	1,683.6	2,355.6

3. **Total Operating Expenses**

	2007 HK$ Million	2006 HK$ Million
Stores and Materials Used	**4,353.8**	4,362.3
Cost of Property Sold	**1,280.4**	1,230.2
Manpower Costs	**993.0**	854.9
Depreciation and Amortisation	**687.6**	603.3
Other Operating Items	**1,607.7**	1,245.5
	8,922.5	8,296.2

4. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2007 HK$ Million	2006 HK$ Million
Current Taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year	**881.1**	861.0
Current Taxation – Provision for PRC Profits Tax at the prevailing rates on the estimated assessable profit for the year	**14.8**	2.3
Current Taxation – Over Provision in Prior Years	**(10.9)**	(7.3)
Deferred Taxation relating to the origination and reversal of temporary differences	**88.3**	58.6
Change of taxation rate for entities operated in the PRC	**1.0**	-
	974.3	914.6

5. Dividends

	2007 HK$ Million	2006 HK$ Million
Interim, paid - HK 12 cents per ordinary share (2006: HK 12 cents per ordinary share)	**727.2**	661.1
Final, proposed - HK 23 cents per ordinary share (2006: HK 23 cents per ordinary share)	**1,393.7**	1,267.0
	2,120.9	1,928.1

6. Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$9,269.6 million (2006: HK$5,862.6 million) and the weighted average of 6,059,635,986 shares (2006: 6,059,635,986 shares #) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2006: nil), the diluted earnings per share for the year ended 31st December 2007 is the same as the basic earnings per share.

Adjusted for the bonus issue in 2007.

7. Trade and Other Receivables

	2007 HK$ Million	2006 HK$ Million
Trade Receivables (Note)	**1,386.8**	1,296.2
Instalment Receivables	**2,590.9**	2,287.1
Other Receivables	**504.1**	434.1
Payment in Advance	**310.1**	135.8
	4,791.9	4,153.2

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 31st December 2007, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	2007 HK$ Million	2006 HK$ Million
0 – 30 days	**1,148.4**	1,074.3
31 – 60 days	**56.7**	55.9
61 – 90 days	**27.4**	24.0
Over 90 days	**154.3**	142.0
	1,386.8	1,296.2

8. Trade and Other Payables

	2007 HK$ Million	2006 HK$ Million
Trade Payables (Note a)	**536.9**	442.7
Other Payables and Accruals (Note b)	**2,603.8**	3,295.2
	3,140.7	3,737.9

Notes:

(a) As at 31st December 2007, the aging analysis of the trade payables is as follows:

	2007 HK$ Million	2006 HK$ Million
0 – 30 days	**370.3**	325.4
31 – 60 days	**40.1**	34.9
61 – 90 days	**15.2**	7.3
Over 90 days	**111.3**	75.1
	536.9	442.7

(b) The balance includes an amount of approximately HK$695 million (2006: HK$637 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

DIVIDEND AND BONUS SHARE ISSUE

The Board now recommends a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 9th May 2008. The Board also recommends the issue of bonus shares on the basis of one bonus share for every ten existing shares held by shareholders registered as such on the register of members on 9th May 2008. The necessary resolutions will be proposed at the forthcoming Annual General Meeting on 19th May 2008, and if passed, dividend warrants and share certificates will be posted on 20th May 2008.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, 7th May 2008 to Friday, 9th May 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of bonus shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 6th May 2008.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Monday, 19th May 2008. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Tuesday, 22nd April 2008.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2007, the Group had a net current deposits position of HK$1,334 million (net current borrowings position as at 31st December 2006: HK$807 million) and long-term borrowings of HK$4,273 million (31st December 2006: HK$5,609 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,907 million (31st December 2006: HK$1,676 million), net current fund as at 31st December 2007 amounted to HK$3,241 million (31st December 2006: HK$869 million). In addition, banking facilities available for use amounted to HK$5,902 million (31st December 2006: HK$4,681 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 31st December 2007, the Group's borrowings amounted to HK$7,778 million (31st December 2006: HK$8,178 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,256 million (31st December 2006: HK$5,577 million) were long-term bank loans while HK$3,437 million (31st December 2006: HK$2,521 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2007, a subsidiary of the Group in mainland China had a finance lease of HK$85 million (31st December 2006: HK$80 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 31st December 2007, the maturity profile of the Group's borrowings was 45 per cent within 1 year and 55 per cent within 2 to 5 years (31st December 2006: 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2007 remained healthy at 9 per cent (31st December 2006: 24 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,907 million as at 31st December 2007 (31st December 2006: HK$1,676 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 3 per cent (31st December 2006: 19 per cent).

Contingent Liabilities

As at 31st December 2007, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2006: Nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2007, the investments in securities amounted to HK$2,974 million (31st December 2006: HK$2,524 million). The performance of the Group's investments in securities was satisfactory.

CORPORATE GOVERNANCE

During the year ended 31st December 2007, the Company complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The audit committee has reviewed the Group's consolidated accounts for the year ended 31st December 2007, including the accounting principles and practices adopted by the Group, in conjunction with PricewaterhouseCoopers, the Group's external auditor and internal auditor.

PURCHASE, SALE OR REDEMPTION OF OWN SHARES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year under review.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 26th March 2008

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 19th May 2008 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2007 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (I) "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors of the Company, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 9th May 2008 be capitalised and the Directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 9th May 2008 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 9th May 2008 on the basis of one Bonus Share for every ten Shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank pari passu in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2007 and that the Directors of the Company be and are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company and further that the Directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the issue of the Bonus Shares."

(II) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(III) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(III); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(IV) "**THAT** conditional upon the passing of Resolutions 5(II) and 5(III) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5(III) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 24th April 2008

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 7th May 2008 to Friday, 9th May 2008, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 6th May 2008.

5. If approved, the dividend will be payable on Tuesday, 20th May 2008. Share certificates for the Bonus Shares will be dispatched to shareholders on the same day.

As at the date of this notice, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that in order to determine entitlement of shareholders to the proposed final dividend for the financial year ended 31st December 2007 and the proposed issue of bonus shares, and the right to attend and vote at the forthcoming annual general meeting (or any adjornment therof), the register of members of The Hong Kong and China Gas Company Limited (the "Company") will be closed from Wednesday, 7th May 2008 to Friday, 9th May 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of bonus shares and the proposed final dividend and to be entitled to attend and vote at the forthcoming annual general meeting (or any adjornment therof), all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 6th May 2008.

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 24th April 2008

As at the date of this notice, the Board of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

This notice is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.towngas.com.

Towngas
The Hong Kong and China Gas Company Limited

END